
FIRST
INDUSTRIAL
REALTY•TRUST


SEC MAIL
RECEIVED
PROCESSING
APR 10 2007
WASH. D.C.
185
SECTION

LETTER TO STOCKHOLDERS FROM THE PRESIDENT AND CEO

NOTICE OF 2007 ANNUAL MEETING OF STOCKHOLDERS

PROXY STATEMENT

2006 ANNUAL REPORT


PROCESSED
APR 13 2007
THOMSON
FINANCIAL

In connection with the 2007 Annual Meeting of Stockholders, we have collected the letter to stockholders from the President and CEO, Notice of 2007 Annual Meeting of Stockholders, Proxy Statement and 2006 Annual Report under one cover. A summary annual report will also be available on First Industrial's website.

First Industrial Realty Trust, Inc.
www.firstindustrial.com


07050668

Table of Contents



LETTER TO STOCKHOLDERS FROM THE PRESIDENT AND CEO

Dear Fellow Stockholder:

Over the past several years, First Industrial has been hard at work implementing a strategy that is dedicated to serving the industrial real estate needs of corporate customers. The benefit of this strategy was evident in First Industrial's 2006 financial results. Funds from operations (FFO) grew 14% to $4.13 per share/unit, well above the $4.00 midpoint of our initial guidance range. First Industrial calculates FFO by adding depreciation and amortization of real estate ($3.30 per share) to and deducting accumulated depreciation and amortization on real estate sold ($1.21 per share) from net income ($2.04 per share).

Growth was broad based across the company. Net operating income grew 9% as occupancy rose to 94% at year end. For the eighth year in a row, we achieved record net economic gains, reaching $124 million in 2006. And FFO from joint ventures grew more than threefold to $53 million. These accomplishments were reflected in our total return to stockholders for the year that exceeded 30%.

Strategy Formulated Around Growing Customer Demand

Our strategy is straightforward. We provide industrial real estate solutions for every stage of a customer's supply chain. To implement this strategy, we closely monitor the major trends influencing customer demand. Then, we align our human and financial capital accordingly. In doing so, we have created a powerful franchise. Customers and real estate brokers know that First Industrial has the expertise and resources to solve virtually any industrial real estate challenge. We acquire, develop, redevelop, own and manage all of the major property types in the industrial supply chain — from research and development facilities — to bulk and regional warehouses. And through the dedication of our employees, we have continued to earn leading customer service scores from independent research firm, Kingsley Associates.

By delivering comprehensive solutions and leading customer service across a national platform, First Industrial has grown to become the largest acquirer of industrial real estate from third parties for the last two years. As we complete the asset management plans for each investment, we harvest the value created through sales so that we can reinvest the proceeds back into our business. In total, we completed 256 investment and sale transactions in 2006 comprising 416 properties. Therefore, on average we bought or sold an industrial property each and every business day in 2006.

The demand for industrial real estate is being driven by several factors beyond the overall growth of the economy. First and foremost is the increasing volume of containerized cargo at U.S. ports caused by rising international trade. Global production and distribution patterns continue to evolve as companies seek lower manufacturing costs, frequently in offshore markets. The result is that the flow of containerized cargo in the U.S. is projected to rise nearly 9% this year, creating greater demand for large distribution facilities.

Growing supply chain complexity is the second major driver of customer demand. Astute companies are not merely using more and bigger distribution centers to handle a growing level of containerized cargo. They are also implementing port diversification strategies to address complicated rail, trucking and labor issues, which allow them to be less dependent on individual distribution channels that may bottleneck their supply chains. This trend has created heightened demand for industrial space at alternative ports, as well as major inland ports, particularly those that are near intermodal sites with sophisticated rail and trucking solutions that speed merchandise to end users.

The third major factor influencing the demand for industrial space is demographic trends. Population growth in Southern regions of the nation such as Southern California, Phoenix, Texas, and Southern Florida is increasing at faster rates than the rest of the country. Consequently, the demand for industrial real estate is greater because more goods need to be created, produced, assembled and stored to serve the rising populations in these areas.

Growing Our Financial and Intellectual Capital Resources

To address these growth trends that are driving customer demand for industrial space, First Industrial has been expanding its financial and human capital resources. During the past two years, First Industrial has added $4.5 billion of new joint venture capacity to serve a wide spectrum of customer needs. Over the same time period, we have increased our workforce by 40%.

In July 2006, First Industrial formed a new $950 million Strategic Land and Development Joint Venture — the third venture created with the California State Teachers Retirement System (CalSTRS). The purpose of this latest venture is to purchase large, strategic land sites in major industrial markets, principally coastal and inland ports, that are experiencing the fastest growth from international trade. By anticipating demand in high growth markets, First Industrial will be ready with new space, at the right time, in the right locations.

The first investment in the Strategic Land and Development Joint Venture was a 356 acre land parcel where First Industrial will develop the new DalPort Business Park — strategically located in an emerging South Dallas County submarket near a recently opened intermodal facility and major trucking routes. First Industrial will initially develop a 500,000 square-foot speculative warehouse on the site, and the new park will have capacity for total development exceeding six million square feet of industrial space. Dallas has become an increasingly important inland port for customers and we will develop a combination of build-to-suits and speculative distribution facilities to meet anticipated customer demand fueled by growing international trade and favorable demographic trends in Texas.

In December 2006, we increased the size of our initial CalSTRS joint venture, FirstCal 1, to $1.6 billion. This venture is focused on the development, redevelopment and repositioning of industrial property, primarily in infill locations across the country. The venture was formed in March 2005 and has already invested more than $600 million. Investments have been focused in leading growth markets, such as Southern California and Phoenix.

An example of a recent investment in this venture is the purchase of an 88 acre land site strategically located in the Port of Houston between the Barbour's Cut Container Terminal and the new Bayport Container Terminal that opened in February 2006. First Industrial will develop the new $55 million InterPort Business Park totaling 1.3 million square feet of bulk distribution space at this site, which also provides intermodal distribution given its proximity to Union Pacific rail lines. The new Bayport Container Terminal will have capacity for seven cargo ships and a maximum capacity of 2.3 million twenty-foot equivalent units (TEUs). This represents a two hundred percent increase over the port's current container capacity. It will support the rising volume of containerized cargo that is flowing through Houston, the fourth largest city in the country and an increasingly important coastal port given its expanding rail, air, and highway infrastructure to distribute goods.

To grow our investments in our joint ventures, as well as our balance sheet, we have increased our talent base in high growth markets, particularly Southern California, Phoenix, Texas and Florida. We have also opened new markets, including Seattle, that will be significant beneficiaries of growing international trade and supply chain reconfiguration projects.

While development and redevelopment represent a major portion of our joint venture investments for customers, First Industrial has also created a $900 million co-investment program with UBS Wealth Management that facilitates net lease investments. A recent example is the sale-leaseback transaction with Volkswagen. In the transaction, First Industrial acquired a one million square-foot portfolio covering multiple markets — Dallas/Fort Worth, Chicago/Milwaukee, and Toronto — and then leased back the distribution centers to Volkswagen. Total net lease investments in our co-investment ventures are more than $600 million.

In total, joint venture assets exceed $1.8 billion at year end with more than 250 properties, 26 million square feet of industrial space, and 1,600 acres of developable land that can accommodate an additional 32 million square feet of new space when fully developed. Joint venture capital capacity for additional investment is more than $3 billion. When adding balance sheet capital of $4.6 billion, First Industrial's total deployed and available capital exceeds $9 billion.

Looking Ahead

Investments in our workforce and capital sources accelerated the growth of our company in 2006. These same investments will support future growth and there are many opportunities to expand the size of our franchise. For example, it is important to note that, while First Industrial has been the largest acquirer of industrial property for the past two years, we still own less than one percent of all the industrial real estate in the country.

To capitalize on the growth opportunities that we see in our market, we have built a powerful franchise spanning more than 3,000 customers, one hundred million square feet of industrial space, 1,200 buildings, and hundreds of broker relationships. Our platform now spans 30 markets in the U.S., and we have also expanded into Canada.

For 2007, we have established several goals that we believe will continue to drive strong growth in FFO per share:

- $2 billion+ of investments that rank us among the top three acquirers in the U.S.,
- $750 million of development starts and land acquisitions,
- an increase in average occupancy, and
- the formation of new private capital sources.

The pipeline for new investments was $1.9 billion at the beginning of 2007, the highest ever going into a new year, which I believe positions us well to achieve our goals and to continue to provide significant value to customers and stockholders.

Our board of directors has provided expert guidance as we have grown our company. I thank our board members for their dedication and service, and you, our stockholders, for your trust in us.

Sincerely,



Michael W. Brennan
President and Chief Executive Officer


FIRST
INDUSTRIAL
REALTY·TRUST

FIRST INDUSTRIAL REALTY TRUST, INC.

311 South Wacker Drive
Suite 4000
Chicago, Illinois 60606

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On May 16, 2007

NOTICE IS HEREBY GIVEN that the 2007 Annual Meeting of Stockholders (the "Annual Meeting") of First Industrial Realty Trust, Inc. (the "Company") will be held on Wednesday, May 16, 2007 at 9:00 a.m. at The Chicago Club, Robert Todd Lincoln Room — 2nd floor, 81 East Van Buren, Chicago, Illinois 60605 for the following purposes:

1. To elect three Class I Directors of the Company to serve until the 2010 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified;

2. To approve Amendment No. 2 to the Company's 2001 Stock Incentive Plan;

3. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2007; and

4. To consider and act upon any other matters that may properly be brought before the Annual Meeting and at any adjournments or postponements thereof.

Any action may be taken on the foregoing matters at the Annual Meeting on the date specified above, or on any date or dates to which, by original or later adjournment, the Annual Meeting may be adjourned, or to which the Annual Meeting may be postponed.

The Board of Directors has fixed the close of business on March 20, 2007 as the record date for the Annual Meeting. Only stockholders of record of the Company's common stock, $.01 par value per share, at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof.

You are requested to fill in and sign the enclosed Proxy Card, which is being solicited by the Board of Directors, and to mail it promptly in the enclosed postage-prepaid envelope. Any proxy may be revoked by delivery of a later dated proxy. Stockholders of record who attend the Annual Meeting may vote in person, even if they have previously delivered a signed proxy. "Street name" stockholders who wish to vote in person will need to obtain a duly executed proxy form from the institution that holds their shares prior to the Annual Meeting.

By Order of the Board of Directors

John H. Clayton
Secretary

Chicago, Illinois
April 9, 2007

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE POSTAGE-PREPAID ENVELOPE PROVIDED.



FIRST INDUSTRIAL REALTY TRUST, INC.

311 South Wacker Drive
Suite 4000
Chicago, Illinois 60606

PROXY STATEMENT

FOR THE 2007 ANNUAL MEETING OF STOCKHOLDERS

To Be Held On May 16, 2007

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of First Industrial Realty Trust, Inc. (the "Company") for use at the 2007 Annual Meeting of Stockholders of the Company to be held on Wednesday, May 16, 2007, and at any adjournments or postponements thereof (the "Annual Meeting"). At the Annual Meeting, stockholders will be asked to vote on the election of three Class I Directors of the Company, to approve Amendment No. 2 to the Company's 2001 Stock Incentive Plan, to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year and to act on any other matters properly brought before them.

This Proxy Statement and the accompanying Notice of Annual Meeting and Proxy Card are first being sent to stockholders on or about April 9, 2007. The Board of Directors has fixed the close of business on March 20, 2007 as the record date for the Annual Meeting (the "Record Date"). Only stockholders of record of the Company's common stock, par value $.01 per share (the "Common Stock"), at the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting. As of the Record Date, there were 45,378,060 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. Holders of Common Stock outstanding as of the close of business on the Record Date will be entitled to one vote for each share held by them on each matter presented to the stockholders at the Annual Meeting.

Stockholders of the Company are requested to complete, sign, date and promptly return the accompanying Proxy Card in the enclosed postage-prepaid envelope. Shares represented by a properly executed Proxy Card received prior to the vote at the Annual Meeting and not revoked will be voted at the Annual Meeting as directed on the Proxy Card. If a properly executed Proxy Card is submitted and no instructions are given, the persons designated as proxy holders on the Proxy Card will vote (i) FOR the election of the three nominees for Class I Directors of the Company named in this Proxy Statement, (ii) FOR the approval of Amendment No. 2 to the Company's 2001 Stock Incentive Plan, (iii) FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year and (iv) in their own discretion with respect to any other business that may properly come before the stockholders at the Annual Meeting or at any adjournments or postponements thereof. It is not anticipated that any matters other than those set forth in the Proxy Statement will be presented at the Annual Meeting.

The presence, in person or by proxy, of holders of at least a majority of the total number of outstanding shares of Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Annual Meeting. The affirmative vote of the holders of a majority of the votes cast with a quorum present at the Annual Meeting is required for the election of directors, the approval of Amendment No. 2 to the Company's 2001 Stock Incentive Plan and the ratification of the appointment of the Company's independent registered public accounting firm. Abstentions and broker non-votes will not be counted as votes cast and, accordingly, will have no effect on the majority vote required, although they will be counted for quorum purposes.

A stockholder of record may revoke a proxy at any time before it has been exercised by filing a written revocation with the Secretary of the Company at the address of the Company set forth above, by filing a duly executed proxy bearing a later date, or by appearing in person and voting by ballot at the Annual Meeting. Any stockholder of record as of the Record Date attending the Annual Meeting may vote in person whether or not a proxy has been previously given, but the presence (without further action) of a stockholder at the Annual Meeting will not constitute revocation of a previously given proxy. "Street name" stockholders who wish to vote in person will need to obtain a duly executed proxy form from the institution that holds their shares prior to the Annual Meeting.

In the pages preceding this Proxy Statement is a Letter to Stockholders from the Company's President and Chief Executive Officer. Also, Appendix B to this Proxy Statement contains the Company's 2006 Annual Report, including the Company's financial statements for the fiscal year ended December 31, 2006 and certain other information required by the rules and regulations of the Securities and Exchange Commission (the "SEC"). Neither the Letter to Stockholders from the Company's President and Chief Executive Officer nor the Company's 2006 Annual Report, however, are part of the proxy solicitation material. See "Other Matters-Incorporation by Reference" herein.

PROPOSAL I

ELECTION OF DIRECTORS

Pursuant to the Articles of Amendment and Restatement of the Company, as amended (the "Articles"), the maximum number of members allowed to serve on the Company's Board of Directors is 12. The Board of Directors of the Company currently consists of nine seats and is divided into three classes, with the directors in each class serving for a term of three years and until their successors are duly elected and qualified. The term of one class expires at each Annual Meeting of Stockholders. Pursuant to the Amended and Restated Bylaws of the Company, vacancies on the Board of Directors may be filled by a majority vote of the directors, and directors elected to fill vacancies shall hold office until the next Annual Meeting of Stockholders.

At the Annual Meeting, three directors will be elected to serve as Class I Directors until the 2010 Annual Meeting of Stockholders and until their successors are duly elected and qualified. The Board of Directors has nominated Jay Shidler, J. Steven Wilson and Robert D. Newman to serve as Class I Directors (the "Nominees"). Each of the Nominees is currently serving as a Class I Director of the Company. Each of the Nominees has consented to be named as a nominee in this Proxy Statement. The Board of Directors anticipates that each of the Nominees will serve as a director if elected. However, if any person nominated by the Board of Directors is unable to accept election, the proxies will vote for the election of such other person or persons as the Board of Directors may recommend.

The Board of Directors recommends a vote FOR the Nominees.

INFORMATION REGARDING NOMINEES AND DIRECTORS

The following biographical descriptions set forth certain information with respect to the three Nominees for election as Class I Directors at the Annual Meeting, the continuing directors whose terms expire at the Annual Meetings of Stockholders in 2008 and 2009 and certain executive officers, based on information furnished to the Company by such persons. The following information is as of March 20, 2007, unless otherwise specified.

Class I Nominees for Election at 2007 Annual Meeting — Term to Expire in 2010

Jay H. Shidler Director since 1993

Mr. Shidler, 60, has been Chairman of the Board of Directors since the formation of the Company in August 1993. He is the founder and managing partner of The Shidler Group. A nationally acknowledged expert in the field of real estate investment and finance, Mr. Shidler has over 35 years of experience in real estate investment and has acquired and managed properties involving several billion dollars in aggregate value. Since 1970, Mr. Shidler has been directly involved in the acquisition and management of over 1,000 properties in 40 states and Canada. Mr. Shidler is the Chairman of the Board of Trustees of Corporate Office Properties Trust (NYSE:OFC). From 1998 through 2005, Mr. Shidler served as a director of Primus Guaranty, Ltd. (NYSE:PRS), a Bermuda company of which Mr. Shidler is a founder and whose subsidiary is a AAA-rated financial products company.

J. Steven Wilson Director since 1994

Mr. Wilson, 63, has been a director of the Company since June 1994. Since February 2003, Mr. Wilson has been owner and President of Advanced Building Products & Services, LLC, a building product supply company located in Jacksonville, Florida. Since 1985, Mr. Wilson has been President, Chief Executive Officer and Chairman of the Board of Directors of Riverside Group, Inc., a holding company. From 1991 to April 2003, Mr. Wilson was Chairman of the Board of Directors and Chief Executive Officer of Wickes Inc.

Robert D. Newman Director since 2006

Mr. Newman, 45, has been a director of the Company since July 2006. Mr. Newman is also a principal and a member of the executive committee of William Blair & Company, L.L.C., a Chicago-based investment firm offering investment banking, asset management, equity research, institutional and private brokerage, and private capital to individual, institutional, and issuing clients. Since 2001, he has served as that firm's director of equity research, managing its equity research department. He joined William Blair & Company, L.L.C. in 1989 as a securities analyst in its investment management services department, became a principal in the firm in 1993 and, from 1999 to 2001, served as director of research of its investment management services department. Before joining William Blair & Company, L.L.C., Mr. Newman was a senior financial analyst in the business development and corporate planning groups for the Quaker Oats Company. He is a chartered financial analyst and a certified public accountant and his professional affiliations include the American Institute of Certified Public Accountants and the Investment Analysts Society of Chicago.

Class II Continuing Directors — Term to Expire in 2008

Michael W. Brennan Director since 1996

Mr. Brennan, 50, has been a director since March 1996. He has been President and Chief Executive Officer of the Company since November 1998, prior to which time he served as Chief Operating Officer of the Company from December 1995 to November 1998 and as Senior Vice President — Asset Management of the Company from April 1994 to December 1995. He was a partner of The Shidler Group between 1988 and 1994 and the President of the Brennan/Tomasz/Shidler Investment Corporation and was in charge of asset management, leasing, project finance, accounting and treasury functions for The Shidler Group's Chicago operations. Between 1986 and 1988, Mr. Brennan served as The Shidler Group's principal acquisition executive in Chicago. Prior to joining The Shidler Group, Mr. Brennan was an investment specialist with CB Commercial (now CB Richard Ellis, Inc.). Mr. Brennan is a director of Strategic Hotels & Resorts, Inc. (NYSE: BEE). His professional affiliations include the Urban Land Institute ("ULI"), The Real Estate Roundtable, the National Association of Real Estate Investment Trusts ("NAREIT"), the Young Presidents Organization and the Economic Club of Chicago.

Michael G. Damone Director since 1994

Mr. Damone, 72, is Director of Strategic Planning for the Company and has been a director of the Company since June 1994. Between 1973 and 1994, Mr. Damone was Chief Executive Officer of Damone/Andrew, a full service real estate organization, which developed several million square feet of industrial, warehouse, distribution and research and development buildings. Prior to co-founding Damone/Andrew in 1973, Mr. Damone was the executive vice president of a privately held, Michigan based real estate development and construction company, where he was responsible for the development of industrial/business parks. His professional affiliations include the Society of Industrial and Office Realtors ("SIOR"), the National Association of Realtors ("NAR"), the Michigan Association of Realtors and the Detroit Area Commercial Board of Realtors.

Kevin W. Lynch Director since 1994

Mr. Lynch, 54, has been a director of the Company since June 1994. Mr. Lynch is the co-founder and Principal of The Townsend Group ("Townsend"), an institutional real estate consulting firm, which provides real estate consulting for pension funds and institutional investors. In his capacity as Principal, Mr. Lynch is responsible for strategic development and implementation of client real estate portfolios. Mr. Lynch is also responsible for new product development. Prior to founding Townsend, Mr. Lynch was associated with Stonehenge Capital Corporation, where he was involved in the acquisition of institutional real estate properties and the structuring of institutional real estate transactions. Mr. Lynch is a director of Lexington Corporate Properties Trust (NYSE: LXP). He is a member of the National Real Estate Advisory Board for the Real Estate Center at New York University, the National Council of Real Estate Investment Fiduciaries, and the Pension Real Estate Association.

Class III Continuing Directors — Term to Expire in 2009

John Rau Director since 1994

Mr. Rau, 58, has been a director of the Company since June 1994. Since December 2002, Mr. Rau has served as President and Chief Executive Officer and as a director of Miami Corporation, a private asset management firm. From January 1997 to March 2000, he was a director, President and Chief Executive Officer of Chicago Title Corporation, a New York Stock Exchange listed company, and its subsidiaries, Chicago Title and Trust Co., Chicago Title Insurance Co., Ticor Title Insurance Co. and Security Union Title Insurance Co. Mr. Rau is a director of LaSalle Bank, N.A., Nicor Inc. and Wm. Wrigley Jr. Company. From July 1993 until November 1996, Mr. Rau was Dean of the Indiana University School of Business. From 1991 to 1993, Mr. Rau served as Chairman of the Illinois Economic Development Board and as special advisor to Illinois Governor Jim Edgar. From 1990 to 1993, he was Chairman of the Banking Research Center Board of Advisors and a Visiting Scholar at Northwestern University's J.L. Kellogg Graduate School of Management. During that time, he also served as Special Consultant to McKinsey & Company, a worldwide strategic consulting firm. From 1989 to 1991, Mr. Rau served as President and Chief Executive Officer of LaSalle National Bank. From 1979 to 1989, he was associated with The Exchange National Bank, serving as President from 1983 to 1989, at which time The Exchange National Bank merged with LaSalle National Bank. Prior to 1979, he was associated with First National Bank of Chicago.

Robert J. Slater Director since 1994

Mr. Slater, 69, has been a director of the Company since June 1994. Since 1988, Mr. Slater has been President of Jackson Consulting, Inc., a private investment and consulting company that specializes in advising manufacturing and distribution companies on strategic, organizational, and economic planning. He retired as President, Chief Operating Officer and Director of Crane Co., a multinational manufacturing, distribution, and aerospace company, after serving the company from 1969 to 1988. Mr. Slater also held several executive level positions at Crane Co. subsidiaries including CF&I Corporation, Medusa Corporation, and Huttig Sash & Door Co. Mr. Slater has served on the boards of directors of a number of public companies during his career. Most recently, he was a director of Southdown, Inc. and National Steel Corporation.

W. Ed Tyler Director since 2000

Mr. Tyler, 54, has been a director of the Company since March 2000. Mr. Tyler was appointed CEO of Ideapoint Ventures in 2002. Ideapoint Ventures is an early stage venture fund that focuses on nanotechnologies. Prior to joining Ideapoint Ventures, Mr. Tyler served as Chief Executive Officer and a director of Moore Corporation Limited, a provider of data capture, information design, marketing services, digital communications and print solutions, from 1998 to 2000. Prior to joining Moore Corporation, Mr. Tyler served in various capacities at R.R. Donnelley & Sons Company, most recently as Executive Vice President and Chief Technology Officer, from 1997 to 1998, and as Executive Vice President and Sector President of Donnelley's Networked Services Sector, from 1995 to 1997.

INFORMATION REGARDING EXECUTIVE OFFICERS AND OTHER SENIOR MANAGEMENT

Michael J. Havala

Mr. Havala, 47, has been Chief Financial Officer of the Company since April 1994. He joined The Shidler Group in 1989, and was Chief Financial Officer for The Shidler Group's Midwest region with responsibility for accounting, finance, information technology and treasury functions. With The Shidler Group, Mr. Havala structured joint ventures, obtained and refinanced project financing, developed and implemented management information systems and directed all financial aspects of a several million square foot portfolio located in various states throughout the Midwest. Prior to joining The Shidler Group, Mr. Havala was a Senior Tax Consultant with Arthur Andersen & Company, where he specialized in real estate, banking and corporate finance. Mr. Havala is a certified public accountant. His professional affiliations include NAREIT.

Johannson L. Yap

Mr. Yap, 44, has been the Chief Investment Officer of the Company since February 1997. From April 1994 to February 1997, he served as Senior Vice President — Acquisitions of the Company. Prior to joining the Company, Mr. Yap joined The Shidler Group in 1988 as an acquisitions associate, and became Vice President in 1991, with responsibility for acquisitions, property management, leasing, project financing, sales and construction management functions. Between 1988 and 1994, he participated in the acquisition, underwriting and due diligence of several hundred million dollars of commercial properties. His professional affiliations include ULI, NAREIT and the Council of Logistics Management.

David P. Draft

Mr. Draft, 55, has been Executive Vice President — Operations of the Company since January 2001, prior to which time he served as Managing Director of the Company's Central region from December 1998 to January 2001 and as Senior Regional Director of the Company's Michigan and Northern Ohio regions from March 1996 to December 1998. He has 29 years experience in real estate brokerage, sales, leasing and asset management. Between 1994 and March 1996, Mr. Draft was Co-Founder and Principal of Draft & Gantos Properties, L.L.C., where he was responsible for real estate management, construction and development. From 1990 to 1994, Mr. Draft was Director of Development and Operations for Robert Grooters Development Company where he was responsible for land acquisitions, development project planning, financing and construction of industrial property. From 1977 to 1990, he was with First Real Estate, Inc., serving in the capacity of chief operating officer.

Arne M. Cook

Mr. Cook, 46, has been Managing Director of the Company's Central region since January 2001, prior to which time he served as Senior Regional Director of the Company's Minnesota region from January 2000 to December 2000, as Regional Director of the Company's Minnesota region from April 1998 to December 1999 and as Regional Development Manager from April 1997 to March 1998. He has 20 years of experience in the office and industrial real estate industry. From January 1988 to March 1997, Mr. Cook served in various capacities, most recently as Senior Director of Real Estate Development, with Opus Northwest LLC, a member of the Opus Group of

Companies, where he was responsible for the development, sales, financing and asset management of office and industrial properties throughout the Midwest. His professional affiliations include the National Association of Industrial and Office Properties ("NAIOP"), NAREIT, ULI, the Minnesota Commercial Association of Realtors and the University of Wisconsin Real Estate Alumni Association.

Gregory S. Downs

Mr. Downs, 58, has been Managing Director of the Company's Gulf/Mountain region since July 2001, prior to which time he served as a Senior Regional Director from January 2000 to July 2001 and as a Regional Director from June 1998 to December 1999 of the Company's Denver region. From November 1997 to June 1998, he served as a Regional Development Officer of the Company. Mr. Downs has over 25 years of real estate experience. Between June 1994 and November 1997, he was Vice President of Development for Pacifica Holding Company, a full-service real estate company operating in Denver. Mr. Downs' professional affiliations include NAIOP and SIOR.

Robert Cutlip

Mr. Cutlip, 57, has been Managing Director of the Company's East region since March 2006. From September 2003 to February 2006, he served as Senior Vice President of Highwoods Properties, Inc. (NYSE: HIW), a real estate investment trust. From April 2001 to September 2003, Mr. Cutlip served as Vice President of Real Estate Operations for Progress Energy (NYSE: PGN), a diversified energy company, prior to which time, from 1999 to 2001, he served as Executive Vice President of Duke-Weeks Realty Corp. (NYSE: DRE), a real estate investment trust. Mr. Cutlip has over 25 years of real estate experience. His professional affiliations include NAIOP.

Scott A. Musil

Mr. Musil, 39, has been Chief Accounting Officer of the Company since March 2006; Senior Vice President of the Company since March 2001; Controller of the Company since December 1995; Treasurer of the Company since May 2002; and Assistant Secretary of the Company since May 1996. In addition, he served as a Vice President of the Company from May 1998 to March 2001. Prior to joining the Company, he served in various capacities with Arthur Andersen & Company, culminating as an audit manager specializing in the real estate and finance industries. Mr. Musil is a certified public accountant. His professional affiliations include the American Institute of Certified Public Accountants and NAREIT.

THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The Board of Directors. The Board of Directors of the Company is currently comprised of nine members, a majority of whom are independent as affirmatively determined by the Board of Directors. In determining the independence of its members, the Board of Directors applied the following standards:

1) The member must meet the definition of "Independent Director" contained in the Company's Articles, which requires that he or she be neither an employee of the Company nor a member of The Shidler Group.

2) After taking into account all relevant facts and circumstances, the Board must determine that the member has no material relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). Relationships to be considered include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships.

3) The member must satisfy the independence tests set forth in Section 303A.02(b) of the Listed Company Manual of the New York Stock Exchange (the "NYSE").

Applying such standards, the Board of Directors has affirmatively determined that its current independent directors are Messrs. Lynch, Newman, Rau, Slater, Tyler and Wilson.

Pursuant to the terms of the Company's Articles, the directors are divided into three classes. Class I Directors, Messrs. Shidler, Wilson and Newman, hold office for a term expiring at this Annual Meeting. Class II Directors,

Messrs. Brennan, Damone and Lynch, hold office for a term expiring at the Annual Meeting of Stockholders to be held in 2008. Class III Directors, Messrs. Rau, Slater and Tyler, hold office for a term expiring at the Annual Meeting of Stockholders to be held in 2009. Each director will hold office for the term to which he is elected and until his successor is duly elected and qualified. At each Annual Meeting of Stockholders, the successors to the class of directors whose term expires at that meeting will be elected to hold office for a term continuing until the Annual Meeting of Stockholders held in the third year following the year of their election and the election and qualification of their successors.

The Board of Directors held 11 meetings and acted three times by unanimous consent during 2006. Each of the directors serving in 2006 attended at least 75% of the total number of meetings of the Board of Directors and of the respective committees of the Board of Directors of which he was a member. Although the Company does not have a formal policy regarding director attendance at Annual Meetings of Stockholders, all of the directors then serving attended the 2006 Annual Meeting of Stockholders.

The Board of Directors has adopted Corporate Governance Guidelines to reflect the principles by which it operates. These guidelines, as well as the charters of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee of the Board of Directors, are accessible at the investor relations pages of the Company's website at www.firstindustrial.com. The Company has adopted a Code of Business Conduct and Ethics which includes the principles by which the Company expects its employees, officers and directors to conduct Company business and which is accessible at the investor relations pages of the Company's website at www.firstindustrial.com. The Company intends to post on its website amendments to, or waivers from, any provision of the Company's Code of Business Conduct and Ethics.

The Board of Directors has appointed an Audit Committee, a Compensation Committee, an Investment Committee, a Nominating/Corporate Governance Committee and a Special Committee.

Audit Committee. The Audit Committee is directly responsible for the appointment, discharge, compensation, and oversight of the work of any independent public accountants employed by the Company for the purpose of preparing or issuing an audit report or related work. In connection with such responsibilities, the Audit Committee approves the engagement of independent public accountants, reviews with the independent public accountants the audit plan, the audit scope, and the results of the annual audit engagement, pre-approves audit and non-audit services provided by the independent public accountants, reviews the independence of the independent public accountants, pre-approves audit and non-audit fees and reviews the adequacy of the Company's internal accounting controls.

The membership of the Audit Committee currently consists of Messrs. Rau, Lynch and Wilson, each of whom, in the judgment of the Company's Board of Directors, is independent as required by the listing standards of the NYSE and the rules of the SEC. In the judgment of the Company's Board of Directors, each member is financially literate as required by the listing standards of the NYSE. Further, in the judgment of the Company's Board of Directors, Mr. Rau is an "audit committee financial expert," as such term is defined in the SEC rules, and has "accounting or related financial management expertise," as defined in the listing standards of the NYSE. See Mr. Rau's biography above. The Audit Committee met 11 times in 2006.

Compensation Committee. The Compensation Committee has overall responsibility for approving and evaluating the compensation plans, policies and programs relating to the executive officers of the Company. The Compensation Committee administers, and has authority to grant awards under, the First Industrial Realty Trust, Inc. 1994 Stock Incentive Plan (the "1994 Stock Plan"), the First Industrial Realty Trust, Inc. 1997 Stock Incentive Plan (the "1997 Stock Plan"), the First Industrial Realty Trust, Inc. Deferred Income Plan (the "Deferred Income Plan") and the First Industrial Realty Trust, Inc. 2001 Stock Incentive Plan (the "2001 Stock Plan"). The Compensation Committee currently consists of Messrs. Slater and Tyler, each of whom, in the judgment of the Company's Board of Directors, is independent as required by the listing standards of the NYSE. The Compensation Committee met seven times and acted once by unanimous consent in 2006.

Investment Committee. The Investment Committee provides oversight and discipline to the investment process. Investment opportunities are described in written reports based on detailed research and analyses in a standardized format applying appropriate underwriting criteria. The Investment Committee meets with the Company's acquisition personnel, reviews each submission thoroughly and approves acquisitions of land having a total investment of greater than $5 million and all other acquisitions and development projects having a total investment of greater than $15 million. The Investment Committee makes a formal recommendation to the Board of Directors for all acquisitions and development projects with a total investment in excess of $30 million. The membership of the Investment Committee currently consists of Messrs. Shidler, Brennan, Damone, Tyler and Wilson. The Investment Committee met 37 times and acted twice by unanimous consent in 2006.

Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee recommends individuals for election as directors at the Annual Meeting of Stockholders of the Company and in connection with any vacancy that may develop on the Board of Directors. The Board of Directors, in turn, as a whole by a majority vote either approves all of the nominations so recommended by the Nominating/Corporate Governance Committee or rejects all of the nominations in whole, but not in part. In the event that the Board of Directors as a whole by a majority vote rejects the recommended nominations, the Nominating/Corporate Governance Committee develops a new recommendation. In addition, the Nominating/Corporate Governance Committee develops and oversees the Company's corporate governance policies. The current Nominating/Corporate Governance Committee consists of Messrs. Lynch, Slater and Wilson, each of whom, in the judgment of the Company's Board of Directors, is independent as required by the listing standards of the NYSE. Mr. Lynch is the current Chairman of the Nominating/Corporate Governance Committee and also presides at meetings of non-management directors. The Nominating/Corporate Governance Committee met twice during 2006 and met in February 2007 to determine its nominations for this Proxy Statement.

The Nominating/Corporate Governance Committee will consider nominees recommended by stockholders of the Company. In order for a stockholder to nominate a candidate for election as a director at an Annual Meeting, notice must be given in accordance with the Bylaws of the Company to the Secretary of the Company not more than 180 days nor less than 75 days prior to the first anniversary of the preceding year's Annual Meeting. The fact that the Company may not insist upon compliance with the requirements contained in its Bylaws should not be construed as a waiver by the Company of its right to do so at any time in the future.

In general, it is the Nominating/Corporate Governance Committee's policy that, in its judgment, its recommended nominees for election as members of the Board of Directors of the Company, at a minimum, have business experience of a breadth, and at a level of complexity, sufficient to understand all aspects of the Company's business and, through either experience or education, have acquired such knowledge as is sufficient to qualify as financially literate. In addition, recommended nominees must be persons of integrity and be committed to devoting the time and attention necessary to fulfill their duties to the Company.

The Nominating/Corporate Governance Committee may identify nominees for election as members of the Board of Directors of the Company through its own sources (including through nominations by stockholders made in accordance with the Company's Bylaws), through sources of other directors of the Company, and through the use of third-party search firms. The Company has previously engaged a third party search firm to identify potential nominees and may do so again in the future. Subject to the foregoing minimum standards, the Nominating/Corporate Governance Committee will evaluate each nominee on a case-by-case basis, assessing each nominee's judgment, experience, independence, understanding of the Company's business or that of other related industries, and such other factors as the Nominating/Corporate Governance Committee concludes are pertinent in light of the current needs of the Company's Board of Directors.

Special Committee. The Special Committee is authorized, within limits specified by the Board of Directors, to approve the terms under which the Company issues Common Stock, preferred stock or depository shares representing fractional interests in preferred stock, or under which the Company or any of the Company's subsidiaries, including First Industrial, L.P., issues debt. The membership of the Special Committee currently consists of Messrs. Shidler, Brennan and Rau. The Special Committee acted by unanimous consent twice during 2006.

Communications by Stockholders. Stockholders of the Company may send communications to the Board of Directors as a whole, its individual members, its committees or its non-management members as a group. Communications to the Board of Directors as a whole should be addressed to "The Board of Directors"; communications to any individual member of the Board of Directors should be addressed to such individual member; communications to any committee of the Board of Directors should be addressed to the Chairman of such committee; and communications to non-management members of the Board of Directors as a group should be addressed to the Chairman of the Nominating/Corporate Governance Committee. In each case, communications should be further addressed "c/o First Industrial Realty Trust, Inc., 311 South Wacker Drive, Suite 4000, Chicago, Illinois 60606." All communications will be forwarded to their respective addressees and, if a stockholder marks his or her communication "Confidential", will be forwarded directly to the addressee.

DIRECTOR COMPENSATION

Directors of the Company who are also employees, namely Michael W. Brennan and Michael G. Damone, receive no additional compensation for their services as a director. Compensation of non-employee directors is reviewed annually by the Compensation Committee of the Board of Directors, which makes any recommendations of compensation changes to the entire Board of Directors. In 2006, the Compensation Committee retained Towers Perrin and FPL Associates, outside consultants, to review the appropriateness of directors' compensation. Currently, non-employee directors of the Company receive an annual director's fee equivalent in value to $40,000. At least 50% of the value of such fee must be taken in the form of restricted Common Stock but directors can elect to receive a greater proportion of their fee in restricted Common Stock. The Chairman of the Audit Committee receives an additional fee of $20,000 for his service as Chairman of the Audit Committee; the Chairman of the Compensation Committee receives an additional fee of $10,000 for his service as Chairman of the Compensation Committee; and the Chairman of the Nominating/Corporate Governance Committee receives an additional fee of $5,000 for his service as Chairman of the Nominating/Corporate Governance Committee. Each non-employee director also receives $2,000 for each in-person meeting of the Board of Directors attended, $1,500 for each telephonic Board meeting participated in, $2,000 for each in-person committee meeting attended and $1,500 for each telephonic committee meeting participated in. Following the 2006 Annual Meeting of Stockholders, each of the Company's non-employee directors also received 1,500 shares of restricted Common Stock under the 2001 Stock Plan. Shares of restricted Common Stock issued to directors receive dividends at the same rate as the Company's Common Stock. Non-employee directors are not entitled to retirement benefits, incentive compensation or perquisites, although they are reimbursed for their out-of-pocket expenses for meeting attendance.

DIRECTOR COMPENSATION SUMMARY

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total Compensation ($)
Jay H. Shidler	$66,500	$62,948(4)	$27,661	$157,109
Kevin W. Lynch	$29,750	$54,045(5)	$19,934	$103,729
James F. Millar(6)	$33,250	$10,279(6)	$ 3,292	$ 46,821
Robert D. Newman	$ 7,000	$ 404(7)	$ 161	$ 7,565
John Rau	$64,250	$56,629(8)	$22,517	$143,396
Robert J. Slater	$34,000	$87,184(9)	$47,441	$168,625
W. Ed Tyler	$56,500	$57,302(10)	$22,294	$136,096
J. Steven Wilson	$66,000	$62,948(11)	$27,661	$156,609

(1) Does not include that portion of non-employee directors' annual director fees paid in the form of Stock Awards. See under "Stock Awards" in the adjacent column.

(2) All reported awards are of shares of restricted Common Stock and amounts reported represent the amount of expense recognized by the Company during 2006 under Statement of Financial Accounting Standard No. 123R (Share-Based Payments) ("FAS 123R") for grants made in 2006 and prior years. The grant date fair value of each stock award granted in 2006 to a director is reflected in the footnotes below. The grant date fair value determined under FAS 123R for each award is approximately equal to the product of the number of shares of restricted Common Stock granted multiplied by the closing price of the Common Stock as reported by the NYSE on the applicable date of grant ($40.00 on January 6, 2006; $41.58 on April 5, 2006; $37.78 on July 7, 2006; $45.33 on October 6, 2006).

(3) Amounts represent dividends on shares of unvested restricted Common Stock. Amounts do not include dividends/distributions paid on original shares of Common Stock issued in connection with the Company's initial public offering, shares of Common Stock purchased subsequently in the open market or by exercise of options, shares of formerly restricted Common Stock after such stock has vested or on limited partnership units of First Industrial, L.P. (which generally are exchangeable on a one-for-one basis, subject to adjustments, for Common Stock).

(4) Mr. Shidler received grants of stock during 2006 with the following grant date fair values: $7,800; $7,318; $66,664; and $10,290. As of December 31, 2006, Mr. Shidler held 10,438 shares of unvested restricted Common Stock.

(5) Mr. Lynch received grants of stock during 2006 with the following grant date fair values: $7,800; $7,318; $66,664; and $10,290. As of December 31, 2006, Mr. Lynch held 7,688 shares of unvested restricted Common Stock.

(6) Mr. Millar received grants of stock during 2006 with the following grant date fair values: $3,880; $7,318; $66,664; and $10,290. As of December 31, 2006, Mr. Millar held 2,264 shares of unvested restricted Common Stock. Mr. Millar resigned as a Director of the Company January 26, 2007, at which time he vested in 2,477 shares of restricted Common Stock having a value as of the date of vesting of approximately $116,766 (based on the closing price of the Common Stock ($47.14) on that date, as reported by the NYSE).

(7) Mr. Newman received a grant of stock during 2006 with the following grant date fair value: $10,290. As of December 31, 2006, Mr. Newman held 227 shares of unvested restricted Common Stock.

(8) Mr. Rau received grants of stock during 2006 with the following grant date fair values: $3,880; $3,659; $61,657; and $5,168. As of December 31, 2006, Mr. Rau held 8,435 shares of unvested restricted Common Stock.

(9) Mr. Slater received grants of stock during 2006 with the following grant date fair values: $7,800; $7,318; $66,664; and $10,290. As of December 31, 2006, Mr. Slater held 17,477 shares of unvested restricted Common Stock.

(10) Mr. Tyler received grants of stock during 2006 with the following grant date fair values: $7,800; $7,318; $66,664; and $10,290. As of December 31, 2006, Mr. Tyler held 8,528 shares of unvested restricted Common Stock and 30,000 options.

(11) Mr. Wilson received grants of stock during 2006 with the following grant date fair values: $7,800; $7,318; $66,664; and $10,290. As of December 31, 2006, Mr. Wilson held 10,438 shares of unvested restricted Common Stock and 60,000 options.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

OVERVIEW OF COMPENSATION PROGRAM — OBJECTIVES AND DESIGN

The Compensation Committee of the Company's Board of Directors (the "Committee") has overall responsibility for approving and evaluating the compensation plans, policies and programs relating to the executive officers of the Company.

The Company maintains the philosophy that compensation of its executive officers and other employees should serve the best interests of the Company's stockholders. Accordingly, the Company believes its executive compensation program should not only serve to attract and retain talented, capable individuals, but also to provide them with proper incentives linked to performance criteria that are designed to maximize the Company's overall performance. To this end, the Company's compensation program consists of a mix of compensation that is intended to compensate executive officers for their contributions during the year and to reward them for achievements that lead to increased Company performance and increases in stockholder value.

THE EXECUTIVE COMPENSATION PROCESS AND THE ROLE OF EXECUTIVE OFFICERS IN COMPENSATION DECISIONS

The Compensation Committee typically begins the process of formulating executive compensation in the December before the upcoming applicable fiscal year by setting that year's salaries for each of the Named Executive Officers and target maximum cash and equity bonus for each of the Named Executive Officers other than the Managing Directors. (As discussed below, beginning with 2006, the Managing Directors are subject to the Managing Director 2006 Incentive Compensation Plan.) Then, typically, in the first quarter of the applicable fiscal year, the Compensation Committee adopts, and the full Board of Directors ratifies, the performance criteria to be used to determine the Chief Executive Officer's and other Named Executive Officers' (other than the Managing Directors') incentive compensation for that year. Then, after the end of the applicable fiscal year, the Compensation Committee meets to determine incentive compensation to be paid to the Named Executive Officers (other than the Managing Directors) with respect to that year. At that time, the Compensation Committee also reviews the calculations per the Managing Director 2006 Incentive Compensation Plan of the Managing Directors' incentive compensation with respect to that year. Per such determination/review, the Company pays cash bonuses, typically in February, and issues restricted stock, typically in March. In the case of the Named Executive Officers' 2006 incentive compensation, the Compensation Committee determined/reviewed both the cash and equity components of incentive compensation at a meeting on January 30, 2007 and by a unanimous written consent dated as of February 23, 2007. Cash bonuses were paid on February 28, 2007 and restricted stock awards were granted on March 12, 2007. The restricted stock awards were granted when administratively convenient, and the number of shares to be awarded was based on the closing price of the Company's Common Stock on January 23, 2007, the day prior to the submission of award information and recommendations to the Compensation Committee for purposes of its January 30, 2007 meeting.

Periodically, though not every year, the Company and the Compensation Committee engage the services of outside consultants to evaluate the Company's executive compensation program. In 2006, the Compensation Committee retained FPL Associates, an outside consultant, to review the appropriateness of the compensation of the Company's Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and Executive Vice President — Operations, and of the Managing Director 2006 Incentive Compensation Plan. As part of its review, the outside consultant surveyed a range of real estate companies that included not only the Company's industrial peers, but similarly sized companies and companies with similar operating strategies from other sectors of the REIT industry. The Compensation Committee used such survey not as a benchmark, per se, but rather to gauge generally the appropriateness of the Company's executive compensation programs.

The Company's Chief Executive Officer and Chief Financial Officer participate in meetings with the Compensation Committee at various times throughout the year. In December of each year, they meet with the Compensation Committee to present and discuss recommendations with respect to the upcoming fiscal year's salaries for the Named Executive Officers and target maximum cash and equity bonus for the Named Executive Officers other than the Managing Directors. In the first quarter of each year, they meet with the Compensation Committee to present and discuss recommendations with respect to incentive compensation for the year just ended. They also meet with the Compensation Committee regarding employment agreements that the Company has entered into and assist the Compensation Committee in providing compensation information to outside consultants engaged to evaluate the Company's compensation programs.

EXECUTIVE COMPENSATION COMPONENTS

The components of the Company's executive compensation program are base salary, incentive bonuses (both cash and equity awards) and benefits/perquisites (including premiums paid by the Company on term life insurance and long-term disability insurance, car allowances, personal financial planning allowances, 401(k) matching contributions and standard health, life and disability insurance).

Each component of the Company's executive compensation program serves to attract and retain talented, capable individuals to the Company's management ranks. Incentive bonuses serve the added purpose of providing such individuals with proper incentives linked to performance criteria that are designed to maximize the Company's overall performance.

The Company considers base salary, incentive bonuses and benefits/perquisites as independent components of the Company's executive compensation program. Base salary and benefits/perquisites are intended to compensate Named Executive Officers for services rendered and increases to their base salary are a function of individual performance and general economic conditions. Incentive bonuses, by contrast, are linked to, and are a function of the achievement of, performance criteria that are designed to maximize the Company's overall performance. Base salary and benefits/perquisites constitute approximately 1/3 of executive officers' compensation in a typical year, while incentive bonus makes up approximately 2/3. This allocation between base salary and incentive compensation is consistent with the Compensation Committee's compensation philosophy that executive officers' compensation should be largely tied to performance criteria designed to maximize the Company's overall performance.

The Compensation Committee does not have a specific policy regarding the mix of cash and non-cash compensation awarded to its executive officers, although it believes that a significant portion of executive officer compensation should be paid in the form of equity. The mix of target maximum cash and non-cash incentive compensation our executive officers are entitled to receive is set forth in their respective employment agreements. Depending on the individual, non-cash compensation makes up approximately 40% of the executive officers' potential incentive compensation. With respect to allocating between cash and non-cash incentive compensation for the Company's Managing Directors, the Managing Director 2006 Incentive Compensation Plan calls for incentive compensation to be paid 60% in cash and 40% in restricted stock awards.

When granting non-cash compensation to the executive officers and Managing Directors, the Compensation Committee uses restricted stock awards. Typically, such restricted stock awards vest ratably over 3 years and are denominated based on the closing price of the Company's Common Stock on the day prior to the submission of award information and recommendations to the Compensation Committee for purposes of its award determinations. The Compensation Committee believes that restricted stock awards play an important role in aligning management's interests with those of the Company's stockholders in that restricted stock (other than the vesting and transfer restrictions applicable to it) is economically identical to stockholders' common stock. For this reason, restricted stock awards have been and, the Company expects, will continue to be a significant part of executive compensation.

SETTING EXECUTIVE COMPENSATION

Base Salary

The Company provides the Named Executive Officers with base salary to compensate them for services rendered during the fiscal year. The base salaries of the Company's Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and Executive Vice President — Operations are a function of the minimum base salaries specified in their employment agreements and the increases to such base salaries approved by the Compensation Committee. Base salaries for the Company's Managing Directors are a function of the base salaries negotiated and approved by the Compensation Committee at the time each Managing Director was hired or promoted to that position and the increases to such base salaries approved by the Compensation Committee. In setting the base salaries of the Company's Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and Executive Vice President — Operations that are specified in their employment agreements, as well as the base salaries of the Managing Directors, the Compensation Committee consulted with outside compensation consultants. In determining increases to such base salaries for the following year, the Compensation Committee considers individual performance of the Named Executive Officers in the year just past, including organizational and management development and sales leadership exhibited from year-to-year. The Compensation Committee also considers general economic conditions prevailing at the end of such year when the increases for the following year are typically determined. The increases in base salaries for 2006 were relatively modest and reflect a cost of living increase.

Incentive Bonuses

The Company provides the Named Executive Officers with incentive compensation, which currently includes cash and equity awards in the form of restricted stock, to incentivize and reward them for Company and individual performance in specified areas that serves the best interests of the Company's stockholders. Our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and Executive Vice President — Operations each participate in an incentive compensation plan (the "Executive Officer Bonus Plan") which derives from the Company's strategic plan, while our Managing Directors participate in the 2006 Managing Director Incentive Plan.

The Executive Officer Bonus Plan seeks to tie executive officer compensation to achievement of the Company's business plan and individual goals. Under the Executive Officer Bonus Plan, awards are made in cash and restricted stock based on a target maximum cash and equity bonus, expressed as a percentage of participants' base salaries. The target maximum cash and equity bonus are based on targets required by participants' employment agreements and are subject to increase by the Compensation Committee. The target maximum bonus for 2006 for the Named Executive Officers that participated in the Executive Officer Bonus Plan were as follows:

Named Executive Officer	Target Maximum Cash Bonus	Target Maximum Equity Bonus
Michael W. Brennan	225%	187%
Michael J. Havala	200%	187%
Johannson L. Yap	200%	187%
David P. Draft	200%	187%

When granting awards under the Executive Officer Bonus Plan, the Compensation Committee evaluates five broad performance categories designed to reward different areas of executive officer performance. These categories include earnings growth, growth in stockholder value, customer base growth, personnel excellence and competitiveness. Under these five broad categories are more specific goals and objectives: for example, under the broad category "earnings growth" there is a funds from operations (or FFO[1]) growth percentage target, among other targets; under "growth in stockholder value" there is a target total stockholder return, among other targets; under "customer base growth" there is a tenant retention target, among other targets; under "personnel excellence" there is a target percentage for employee satisfaction, among other targets; under "competitiveness" there is a target percentage for portfolio occupancy to exceed market occupancy, among other targets.

The Compensation Committee sets targets based on the above-described criteria at the beginning of each year and evaluates whether the Company met, exceeded or failed to meet each of these more specific goals and objectives. Based on this evaluation, the Compensation Committee assigns an overall "grade" to each of the broad categories. An overall weighted average grade, expressed as a percentage, is then established based on the weight the Compensation Committee has assigned to each of the broad categories: currently 50% to earnings growth and 12.5% to each of customer base growth, personnel excellence, competitiveness and growth in stockholder value. Earnings growth is given the greatest weight in this calculation because the Compensation Committee believes this category represents the most important goal for our executive officers.

For 2006, the Compensation Committee assigned a high grade to the earnings growth category. This grade was primarily based on FFO per share growth of 14%, compared to a target of 11%. In addition to the grade for earnings growth, the Compensation Committee assigned high grades for customer base growth, personnel excellence, and growth in stockholder value and an average grade for competitiveness. The overall weighted average grade is then applied to the applicable officer's target maximum cash and equity bonus to compute the executive officers' estimated cash and non-cash bonus payout.

Once the Compensation Committee has determined the estimated cash and non-cash bonus payout for each executive officer, it has the discretion to increase or decrease such amounts, and to alter the mix of cash versus non-cash compensation. Based on the achievement of these and other factors and on the Compensation Committee's evaluation of certain other qualitative factors, including organizational and management development and sales leadership exhibited from year-to-year, the Compensation Committee awarded bonuses to the Named Executive Officers that participate in the Executive Officer Bonus Plan ranging from 70% to 72% of the executive officer's target cash bonus award and 116% to 143% of the executive officer's target equity bonus. For 2006, the Compensation Committee approved equity bonuses for the Named Executive Officers in excess of the target

(1) FFO is a non-GAAP measure that the Company defines as net income available to common stockholders, plus depreciation and amortization of real estate, minus accumulated depreciation and amortization on real estate sold. Investors in and analysts following the real estate industry utilize FFO, variously defined, as a supplemental performance measure. The Company considers FFO, given its wide use by and relevance to investors and analysts, an appropriate supplemental performance measure. FFO, reflecting the assumption that real estate asset values rise or fall with market conditions, principally adjusts for the effects of GAAP depreciation/amortization of real estate assets. In addition, FFO is commonly used in various ratios, pricing multiples/yields and returns and valuation calculations used to measure financial position, performance and value. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs, including the repayment of principal on debt and payment of dividends and distributions. FFO should not be considered as a substitute for net income available to common stockholders (calculated in accordance with GAAP) as a measure of results of operations or cash flows (calculated in accordance with GAAP) as a measure of liquidity. FFO as calculated by the Company may not be comparable to similarly titled, but differently calculated, measures of other REITs or to the definition of FFO published by NAREIT. Please see the reconciliation of FFO to net income available to common stockholders contained in our Current Report on Form 8-K dated February 21, 2007.

maximum equity bonus it previously set in order to reduce the cash bonus the Company would have otherwise paid with respect to a year in which the Company achieved strong performance.

Our Managing Directors, including Mr. Cook, are eligible to participate in a bonus plan created specifically for Managing Directors. The plan is designed to reward the Company's Managing Directors for profitable development, sale and lease transactions consummated in their regions and to increase their ownership in the Company. Under the Managing Director 2006 Incentive Compensation Plan each Managing Director is eligible to receive (i) an amount equal to 7% of the new business generation incentive compensation paid to officers of the Managing Director's region and (ii) an additional 20% of the new business generation incentive compensation paid to officers of the Managing Director's region on certain types of transactions. Losses from comparable transactions will offset gains for the purpose of determining compensation payable under the plan. In addition, each Managing Director may receive compensation up to $300,000 upon the achievement of profitability and sales leadership goals and acquisitions and development projects. Managing Directors have no target maximum cash and equity bonus under the Managing Director 2006 Incentive Compensation Plan.

For 2006, Mr. Cook received an award of $510,011 in cash and 12,708 shares of restricted Common Stock. The following table indicates the contribution of the various components of the Managing Director 2006 Incentive Compensation Plan to this award:

Managing Director 2006 Incentive Compensation Plan Components	Value (%)
7% of the new business generation incentive compensation paid to officers of the Managing Director's region	26
Additional 20% of the new business generation incentive compensation paid to officers of the Managing Director's region on certain types of transactions	54
Achievement of profitability and sales leadership goals and acquisitions and development projects	20

Benefits/Perquisites

The Company provides the Named Executive Officers with certain benefits/perquisites, which, depending on the officer, include premiums paid by the Company on term life insurance and long-term disability insurance, car allowances and personal financial planning allowances. The Named Executive Officers, along with all of the Company's other full time employees, also receive 401(k) matching contributions and standard health, life and disability insurance. To the extent provided, premiums paid by the Company on term life insurance and long-term disability insurance and personal financial planning allowances are specified in the employment agreements of the Company's Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and Executive Vice President — Operations. Current car allowances were set in 2000 and 2001 and are a function of the then prevailing market rates to lease and operate an executive class vehicle. 401(k) matching payments are a function of each Named Executive Officer's contribution to his 401(k) account during the year and the percentage match which management determines to apply to the Company's 401(k) Plan for that year. Standard health, life and disability insurance benefits are a function of the group benefit packages the Company is able to negotiate with third party providers.

Termination and Change-in-Control Triggers

Each of the Company's Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and Executive Vice President — Operations have employment agreements and all of the Named Executive Officers have agreements in respect of their restricted stock awards pursuant to the Company's stock incentive plans, and such agreements specify certain events, including involuntary termination and change-in-control, which trigger the payment of cash and/or vesting in restricted stock awards. The Company believes having such events as triggers for the payment of cash and/or vesting in restricted stock awards promotes stability and continuity of management. See "Potential Payments Upon Termination or Change of Control" below for more information on the payments triggered by such events.

TAX AND ACCOUNTING IMPLICATIONS

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally limits the deductible amount of annual compensation paid by a public company to a "covered employee" (the chief executive officer and four other most highly compensated executive officers of the Company) to no more than $1 million. The Company does not believe that Section 162(m) of the Code is applicable to its current arrangements with its executive officers.

Accounting for Restricted Stock

Effective January 1, 2006 the Company adopted FAS 123R, using the modified prospective application method, which requires measurement of compensation cost for the Company's restricted stock awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. Although the Compensation Committee has considered the impacts of FAS 123R, it has not altered its equity award practices as a result of it.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of the Company has reviewed, and discussed with management, the Compensation Discussion and Analysis included above in this Proxy Statement. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors of the Company that the Compensation Discussion and Analysis be included in the Company's annual report on Form 10-K for the Company's fiscal year ended December 31, 2006.

Submitted by the Compensation Committee:

Robert J. Slater, Chairman
W. Ed Tyler

EXECUTIVE COMPENSATION SUMMARY

The Summary Compensation Table below sets forth the aggregate compensation, including cash compensation and amortization expenses of, and ordinary dividends with respect to, restricted stock awards, paid by the Company to its Chief Executive Officer, its Chief Financial Officer and its three other most highly compensated executive officers (the "Named Executive Officers") for the fiscal year ended December 31, 2006. The Grants of Plan Based Awards Table following the Summary Compensation Table provides additional information regarding the cash compensation paid and restricted stock awarded by the Company to Named Executive Officers.

The Company's Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and Executive Vice President — Operations have employment agreements which provide for an annual base salary, subject to increase or decrease at the discretion of the Compensation Committee, an annual cash and/or equity bonus at the discretion of the Board of Directors and as may be determined by the Committee and/or the Board, and certain other benefits.

Base salary of the Named Executive Officers accounted for only approximately 20% of the aggregate total compensation of the Named Executive Officers for 2006. This is consistent with the Company's compensation philosophy, which is to weight compensation towards incentive compensation to better align executive compensation with the Company's actual economic performance during the applicable fiscal year.

Restricted Common Stock granted to the Named Executive Officers typically vests in three approximately equal installments on each January 1st following the year of grant. From and after the date of issuance, holders of the restricted Common Stock are entitled to vote such Common Stock and receive dividends at the same rate applicable to unrestricted shares of Common Stock.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Annual Salary ($) (c)	Stock Awards ($)(1) (e)	Non-Equity Incentive Plan Compensation ($)(2) (g)	All Other Compensation ($)(3) (i)	Total ($) (j)
Michael W. Brennan President and CEO	2006	$530,000	$1,061,425	$850,000	$301,104	$2,742,529
Michael J. Havala Chief Financial Officer	2006	$315,000	$ 682,314	$450,500	$210,887	$1,658,701
Johannson L. Yap Chief Investment Officer	2006	$334,000	$ 594,722	$467,500	$199,208	$1,595,430
David P. Draft Executive Vice President — Operations	2006	$300,000	$ 543,297	$391,000	$145,247	$1,379,544
Arne M. Cook Managing Director	2006	$240,000	$ 342,995	$510,011	$ 84,931	$1,177,937

(1) The amount reflected is the cost recognized by the Company in 2006 under FAS 123R for all restricted stock grants to the executive in 2006 and prior years.

(2) Amounts represent cash incentive compensation awarded in February 2007 based on performance for the year ended December 31, 2006.

(3) Includes premiums paid by the Company on term life insurance and long-term disability insurance, car allowances, personal financial planning allowances and 401(k) matching payments. Term life insurance premiums paid on behalf of Mr. Brennan in 2006 aggregated $15,800. Also includes dividends on shares of unvested restricted Common Stock of: $263,679 for Mr. Brennan, $187,160 for Mr. Havala, $176,113 for Mr. Yap, $128,997 for Mr. Draft and $72,031 for Mr. Cook. Does not include dividends/distributions paid on original shares of Common Stock issued in connection with the Company's initial public offering, shares of Common Stock purchased subsequently in the open market or by exercise of options, shares of formerly

restricted Common Stock after such stock has vested or on limited partnership units of First Industrial, L.P. (which generally are exchangeable on a one-for-one basis, subject to adjustments, for Common Stock).

GRANTS OF PLAN BASED AWARDS TABLE

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock Awards
Name (a)	Grant Date (b)	Approval Date	Threshold ($) (c)	Target ($)(4) (d)	Maximum ($) (e)	Threshold ($) (f)	Target ($)(4) (g)	Maximum ($)(5) (h)	($)(6) (i)
Michael W. Brennan	(1)	(1)	(2)	938,588	1,192,500	(2)	810,867	991,100	1,417,680
Michael J. Havala	(1)	(1)	(2)	564,000	630,000	(2)	548,174	589,050	751,349
Johannson L. Yap	(1)	(1)	(2)	597,840	668,000	(2)	581,060	624,580	779,703
David P. Draft	(1)	(1)	(2)	411,840	540,000	(2)	444,763	561,000	652,154
Ame M. Cook	(1)	(1)	(3)	391,500	(3)	(3)	371,762	(3)	586,855

(1) On December 6, 2005, the Compensation Committee determined 2006 salaries for the named executive officers and set maximum percentages applicable to the cash and equity bonuses for Messrs. Brennan, Havala, Yap and Draft. The Compensation Committee adopted performance criteria for 2006 bonus eligibility on March 8, 2006. Cash and equity incentive awards bonuses for Named Executive Officers for 2006 were determined at a meeting on January 30, 2007 and by a unanimous written consent dated as of February 23, 2007. Cash bonuses for Named Executive Officers were paid February 28, 2007, and shares of restricted Common Stock were issued on March 12, 2007.

(2) Bonus payments for Messrs. Brennan, Havala, Yap and Draft do not have threshold amounts.

(3) Under the Managing Director 2006 Incentive Compensation Plan (described above), Mr. Cook is not subject to any threshold amount or any limit on his cash or equity incentive compensation.

(4) The Company has no incentive bonus targets, per se. Amounts shown are the aggregate dollar values of the cash and equity incentive bonuses paid for the year ended December 31, 2005.

(5) The Company does not express its maximum payout in numbers of shares, but rather as a dollar value based on a percentage of salary (187% in the case Messrs. Brennan, Havala, Yap and Draft).

(6) The Company typically grants shares of restricted Common Stock in March of each year as compensation for the prior year's performance. On March 12, 2007, the Company granted shares of restricted Common Stock to the named executive officers as follows: 30,699 to Mr. Brennan; 16,270 to Mr. Havala; 16,884 to Mr. Yap; 14,122 to Mr. Draft; and 12,708 to Mr. Cook. The dollar amount shown represents closing price of the Company's Common Stock as reported by the NYSE on March 12, 2007 ($46.18).

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards				Stock Awards	
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number Of Share Or Units Of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)(6)
Michael W. Brennan(1)	60,000	0	31.13	5-14-08	93,836	4,399,970
	75,000	0	33.13	1-23-11	—	—
	32,000	0	30.53	1-16-12	—	—
Michael J. Havala(2)	0	0	—	—	66,604	3,123,062
Johannson L. Yap(3)	52,000	0	33.13	1-23-11	62,675	2,938,831
David P. Draft(4)	0	0	—	—	45,907	2,152,579
Arne M. Cook(5)	0	0	—	—	25,637	1,202,119

(1) Of the shares of unvested restricted Common Stock reported in column (g), 29,401 vested in January 2007, as to which restrictions have been removed, 20,691 vest in January 2008, 14,252 vest in January 2009 and 29,492 vest in approximately equal installments in January 2010, 2011, 2012 and 2013.

(2) Of the shares of unvested restricted Common Stock reported in column (g), 19,227 vested in January 2007, as to which restrictions have been removed, 14,197 vest in January 2008, 10,356 vest in January 2009 and 22,824 vest in approximately equal installments in January 2010, 2011, 2012 and 2013.

(3) Of the shares of unvested restricted Common Stock reported in column (g), 16,925 vested in January 2007, as to which restrictions have been removed, 14,021 vest in January 2008, 10,289 vest in January 2009 and 21,440 vest in approximately equal installments in January 2010, 2011, 2012 and 2013.

(4) Of the shares of unvested restricted Common Stock reported in column (g), 15,003 vested in January 2007, as to which restrictions have been removed, 10,538 vest in January 2008, 7,092 vest in January 2009 and 13,274 vest in approximately equal installments in January 2010, 2011, 2012 and 2013.

(5) Of the shares of unvested restricted Common Stock reported in column (g), 9,434 vested in January 2007, as to which restrictions have been removed, 6,392 vest in January 2008, 4,484 vest in January 2009 and 5,326 vest in approximately equal installments in January 2010, 2011, 2012 and 2013.

(6) The dollar amounts shown in column (h) are approximately equal to the product of the number of shares of restricted Common Stock reported in column (g) multiplied by the closing price of the Common Stock as reported by the NYSE on December 29, 2006, the last trading day of the year ($46.89). This valuation does not take into account any diminution in value that results from the restrictions applicable to such Common Stock.

OPTION EXERCISES AND STOCK VESTED

In 2006, no options were exercised by the Named Executive Officers and an aggregate of 91,204 shares of restricted Common Stock held by the Named Executive Officers vested.

	Options Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#)(1) (d)	Value Realized on Vesting ($)(2) (e)
Michael W. Brennan	0	—	30,740	1,211,770
Michael J. Havala	0	—	19,437	766,207
Johannson L. Yap	0	—	17,179	677,196
David P. Draft	0	—	15,036	592,719
Arne M. Cook	0	—	8,812	347,369

(1) The shares of Common Stock reported in column (d) vested on January 1, 2006.

(2) The dollar amounts shown in column (e) are approximately equal to the product of the number of shares of Common Stock reported in column (d) multiplied by the closing price of the Common Stock as reported by the NYSE on January 3, 2006, the first trading following the date of vesting of such award ($39.42).

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Employment Agreements

The Company has entered into written employment agreements with Messrs. Brennan, Havala, Yap and Draft. These employment agreements may require the Company to make payments and provide benefits to these executives in the event of a termination of their employment or of a change of control. Severance amounts payable to Messrs. Havala, Yap and Draft upon their termination will be reduced if such amounts become payable after their respective 67th birthdays. In addition to their rights under the standard grant agreements under our stock incentive plans, Messrs. Havala, Yap and Draft are entitled to the accelerated vesting of their restricted stock and stock options in the event their employment is terminated without cause.

In addition to the events of termination of employment identified in the following table, the employment agreements provide for payments in the event of an executive's death or disability. Mr. Brennan's agreement provides that, upon a termination related to disability, Mr. Brennan is entitled to receive his current annual base salary for five years after termination and to the continuation of his health benefits or comparable health coverage for a period of up to five years. Upon a work-related disability, each of Mr. Havala, Mr. Yap and Mr. Draft is entitled to severance in an amount equal to three times his annual base salary, plus 75% of his maximum bonus potential for the then-current year prorated through the date of termination. Upon death, each executive is entitled to such base salary and unused vacation pay that has accrued and remains unpaid through the date of death and 75% of the maximum cash bonus for which he would have been eligible, prorated through the date of his death.

The employment agreements also contain important non-financial provisions that apply in the event of a termination of employment or of a change of control. Benefits payable upon a merger, acquisition or other changes in control are payable upon consummation of such transactions regardless of whether the executive is terminated. Each of Mr. Havala, Mr. Yap and Mr. Draft has agreed to a one-year covenant not to compete after his termination, except in connection with certain changes in control of the Company. Each of Mr. Havala, Mr. Yap and Mr. Draft has agreed to a six-month covenant not to compete in connection with certain changes in control of the Company. In the event of termination, Mr. Brennan has agreed to a one-year covenant not to compete and a two-year covenant (one year in the case of a change of control) not to solicit Company employees after termination.

Stock Incentive Plans

Under the 1994, 1997 and 2001 Stock Plans, unvested restricted Common Stock fully vests in the event of a change of control or involuntary termination. Assuming that the triggering event occurred on December 31, 2006, Messrs. Brennan, Havala, Yap, Draft and Cook, would have vested in restricted Common Stock having a value at the time of vesting of $4,399,970, $3,123,062, $2,938,831, $2,152,579 and $1,202,119, respectively (based on the closing price of the Company's Common Stock on December 29, 2006 ($46.89), the last trading day of the year).

The following table includes estimated payments owed and benefits required to be provided to the applicable Named Executive Officer under the employment agreements and stock incentive plans described above, exclusive of benefits available on a non-discriminatory basis generally, in each case assuming that the triggering event occurred on December 31, 2006.

Name	Triggering Event	Severance (1)($)	Accelerated Equity Awards (3)($)	Medical Insurance Premiums (4)($)
Michael W. Brennan	Change of Control	4,421,198	4,399,970	22,596
	Termination w/o Cause(2)	4,421,198	4,399,970	22,596
	Non-renewal of Agreement	3,724,676	4,399,970	22,596
	Termination for Cause	0	4,399,970	0
Michael J. Havala	Change of Control	2,520,000	3,123,062	33,895
	Termination w/o Cause(2)	1,370,250	3,123,062	33,895
	Termination for Cause	0	3,123,062	0
Johannson L. Yap	Change of Control	2,672,000	2,938,831	33,895
	Termination w/o Cause(2)	1,503,000	2,938,831	33,895
	Termination for Cause	0	2,938,831	0
David P. Draft	Change of Control	2,220,000	2,152,579	23,397
	Termination w/o Cause(2)	1,305,000	2,152,579	23,397
	Termination for Cause	0	2,152,579	0
Arne M. Cook	Change of Control	0	1,202,119	0
	Termination w/o Cause	0	1,202,119	0
	Termination for Cause	0	1,202,119	0

(1) Each Named Executive other than Mr. Cook is entitled to a supplemental payment of one month's base salary in addition to amounts reflected if requisite notice is not provided prior to termination of employment by the Company.

(2) Includes constructive discharge under the terms of the employment agreement of each Named Executive Officer other than Mr. Cook.

(3) For purposes of estimating the value of awards of restricted stock for which restrictions lapse the Company has assumed a price per share of its Common Stock of $46.89, which was the closing price of its Common Stock on the NYSE on December 29, 2006, the last trading day of the year.

(4) Present value of estimated premiums required to be paid by the Company or cash payments in lieu of benefits required to be provided.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee consists of Messrs. Slater and Tyler. Neither of them has served as an officer of the Company nor, except for his service as a director, had any other business relationship or affiliation with the Company in 2006 requiring disclosure by the Company under Item 404 of Regulation S-K.

REPORT OF THE AUDIT COMMITTEE

Pursuant to a meeting of the Audit Committee on February 26, 2007, the Audit Committee reports that it has: (i) reviewed and discussed the Company's audited financial statements with management; (ii) discussed with the independent registered public accounting firm the matters (such as the quality of the Company's accounting principles and internal controls) required to be discussed by Statement on Auditing Standards No. 61; and (iii) received written confirmation from PricewaterhouseCoopers LLP that it is independent and written disclosures regarding such independence as required by Independence Standards Board No. 1, and discussed with PricewaterhouseCoopers LLP its independence. Based on the review and discussions referred to in items (i) through (iii) above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's annual report for the Company's fiscal year ended December 31, 2006.

Submitted by the Audit Committee:

John Rau, Chairman
Kevin W. Lynch
J. Steven Wilson

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Transactions with Related Persons. The Company often engages in transactions for which CB Richard Ellis, Inc. ("CBRE") acts as a broker. CBRE is among the largest real estate brokerage companies in the world. The brother of Michael W. Brennan, the President and Chief Executive Officer and a director of the Company, is an employee of CBRE and a member of CBRE's national Single Tenant Net Lease Properties Group. In 2006, in five transactions in which the Company sold property for approximately $88.5 million, $114.3 million, $10.6 million, $4.6 million and $12.5 million, Mr. Brennan's brother received $79,650, $139,242, $52,750, $23,125 and $46,588, respectively, as a portion of the brokerage commissions paid by the Company to CBRE in connection with such transactions. In January 2007, in one transaction in which the Company sold property for approximately $48.8 million, Mr. Brennan's brother received $116,750, as a portion of the brokerage commissions paid by the buyer to CBRE in connection with such transactions. Management of the Company believes the terms of brokerage services provided by CBRE in such transaction were as favorable to the Company as could be obtained in arm's length transactions.

Review, Approval or Ratification of Transactions with Related Persons. Transactions involving the Company and its executive officers and directors that are reportable under Item 404 of Regulation S-K are required by the Company's written policies to be reported to and approved by the Nominating/Corporate Governance Committee of the Board of Directors. The Nominating/Corporate Governance Committee addresses such transactions on a case-by-case basis, after considering the relevant facts and circumstances. The Company's engagement in transactions involving CBRE and Mr. Brennan's brother (e.g. as discussed above) was approved by the Board of Directors prior to the implementation of such policies.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 (as amended, the "Exchange Act") requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC and the NYSE. Officers, directors and "greater than ten-percent" stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms so filed.

Based solely on review of the copies of such forms furnished to the Company for 2006, all of the Company's officers, directors and "greater than ten-percent" stockholders timely filed all reports required to be filed by Section 16(a) of the Exchange Act.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table presents information concerning the ownership of Common Stock of the Company and limited partnership units ("Units") of First Industrial, L.P. (which generally are exchangeable on a one-for-one basis, subject to adjustments, for Common Stock) by all directors, the Named Executive Officers, the directors and executive officers of the Company as a group and persons and entities, if any, known to the Company to be beneficial owners of more than 5% of the Company's Common Stock. The information is presented as of March 20, 2007, unless otherwise indicated, and is based on representations of officers and directors of the Company and filings received by the Company on Schedule 13G under the Exchange Act. As of March 20, 2007, there were 45,378,060 shares of Common Stock and 6,550,492 Units outstanding.

	Common Stock/Units Beneficially Owned	
Names and Addresses of 5% Stockholders	**Number**	**Percent of Class**
ING Groep N.V. Amstelveenseweg 500 1081 KL Amsterdam(1)	3,370,100	7.4%
Barclays Global Investors Japan Limited Ebisu Prime Square Tower, 8th Floor 1-1-39 Hiroo Shibuya-Ku Tokyo 150-8402 Japan(2)	3,295,312	7.3%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355(3)	2,601,394	5.7%
Names and Addresses of Directors and Officers*		
Jay H. Shidler(4)	1,350,771	3.0%
Michael W. Brennan(5)	558,681	1.2%
Michael G. Damone(6)	214,213	**
Kevin W. Lynch(7)	8,901	**
Robert D. Newman(8)	440	**
John Rau(9)	9,542	**
Robert J. Slater(10)	19,690	**
W. Ed Tyler(11)	39,741	**
J. Steven Wilson(12)	81,026	**
Michael J. Havala(13)	134,418	**
Johannson L. Yap(14)	242,748	**
David P. Draft(15)	95,251	**
Arne M. Cook(16)	49,305	**
All directors, Named Executive Officers and other executive officers as a group (16 persons)(17)	2,903,699	6.3%

* The business address for each of the directors and executive officers of the Company is 311 South Wacker Drive, Suite 4000, Chicago, Illinois 60606.

** Less than 1%

(1) Pursuant to a Schedule 13G filed February 14, 2007 by ING Groep N.V. ("ING Groep"). ING Groep has the sole power to vote and dispose of all 3,370,100 shares reported. According to the Schedule 13G, the shares held by ING Groep include the ownership interests separately reported by ING Clarion Real Estate

Securities L.P., a wholly-owned indirect subsidiary of ING Groep, in a Schedule 13G filed with the Commission on February 13, 2007.

(2) Pursuant to a Schedule 13G dated February 14, 2007 filed by Barclays Global Investors Japan Trust and Banking Company Limited ("BGIJ"). BGIJ has the sole power to dispose of all 2,298,963 shares reported, but has the sole power to vote only 2,102,977 of such shares.

(3) Pursuant to a Schedule 13G dated February 14, 2007 filed by The Vanguard Group Inc. ("Vanguard"). Vanguard has the sole power to dispose of all 2,601,394 shares reported, but has the sole power to vote only 75,421 of such shares.

(4) Includes 910,660 shares held by Shidler Equities, L.P., a Hawaii limited partnership owned by Mr. Shidler and Mrs. Shidler, 20,000 shares owned by Mrs. Shidler, 68,020 Units held by Mr. Shidler directly, 254,541 Units held by Shidler Equities, L.P., 1,223 Units held by Mr. and Mrs. Shidler jointly, and 22,079 Units held by Holman/Shidler Investment Corporation. Also includes 10,333 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

(5) Includes 167,000 shares that may be acquired by Mr. Brennan upon the exercise of vested options granted under the 1997 Stock Plan, consisting of 60,000 shares at an exercise price of $31.13 per share, 75,000 shares at an exercise price of $33.13 per share and 32,000 shares at an exercise price of $30.53 per share. Also includes 3,806 Units and 95,138 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

(6) Includes 7,500 shares held by a trust for the benefit of Mr. Damone's wife. Also includes 6,700 shares that may be acquired upon the exercise of vested options granted under the 1997 Stock Plan at an exercise price of $30.53 per share. Also includes 144,296 Units. Also includes 8,717 shares of restricted Common Stock issued under the 1997 Stock Plan.

(7) Includes 8,901 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

(8) Includes 440 shares of restricted Common Stock issued under the 2001 Stock Plan.

(9) Includes 8,383 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

(10) Includes 10,264 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

(11) Includes 30,000 shares that may be acquired by Mr. Tyler upon the exercise of vested options granted under the 1997 Stock Plan, consisting of 10,000 shares at an exercise price of $30.00 per share, 10,000 shares at an exercise price of $31.05 per share and 10,000 shares at an exercise price of $33.15 per share. Also includes 8,741 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

(12) Includes 60,000 shares that may be acquired upon the exercise of vested options granted under the 1997 Stock Plan, consisting of 10,000 shares at an exercise price of $30.50 per share, 10,000 shares at an exercise price of $31.13 per share, 10,000 shares at an exercise price of $27.69 per share, 10,000 shares at an exercise price of $30.00 per share, 10,000 shares at an exercise price of $31.05 per share and 10,000 shares at an exercise price of $33.15 per share. Also includes 10,333 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

(13) Includes 2,100 shares held in custodial accounts for Mr. Havala's children. Also includes 63,647 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

(14) Includes 52,000 shares that may be acquired by Mr. Yap upon the exercise of vested options granted under the 1997 Stock Plan at an exercise price of $33.13 per share. Also includes 1,680 Units. Also includes 62,636 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

(15) Includes 45,028 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

(16) Includes 28,910 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

(17) Includes 315,700 shares in the aggregate that may be acquired by directors and executive officers upon the exercise of vested options granted under the 1997 Stock Plan, consisting of 10,000 shares at an exercise price of $30.50, 70,000 shares at an exercise price of $31.13, 10,000 shares at an exercise price of $27.69, 127,000 shares at an exercise price of $33.13, 20,000 shares at an exercise price of $30.00, 20,000 shares at an

exercise price of $31.05, 20,000 shares at an exercise price of $33.15 and 38,700 shares at an exercise price of $30.53. Also includes 495,645 Units. Also includes 417,145 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

PROPOSAL II

APPROVAL OF AMENDMENT NO. 2 TO THE 2001 STOCK INCENTIVE PLAN

At its meeting on February 28, 2007, the Board of Directors of the Company adopted Amendment No. 2 (the "Amendment No. 2") to the First Industrial Realty Trust, Inc. 2001 Stock Incentive Plan (as amended by Amendment No. 1, the "Plan") and directed that Amendment No. 2 be submitted to the stockholders for their approval. As previously adopted by the Board of Directors of the Company and approved by the Company's stockholders, the Plan provides for the issuance of a total of 2,300,000 shares of Common Stock but has a sub-limit for the number of shares of Common Stock specifically available for grants of stock appreciation rights, performance share awards and restricted stock awards of 950,000 shares for all participants for the life of the Plan and has a further sub-limit for the number of shares of Common Stock specifically available for grants of performance share awards and restricted stock awards to 100,000 to any one participant in any one calendar year. In 2002, the Company discontinued issuing options to employees and directors and, since then, has used restricted stock awards exclusively as its equity incentive award. As the Company intends to continue using restricted stock awards exclusively as its equity incentive award, it will need the current sub-limit on the number of shares of Common Stock available under the Plan for grants of stock appreciation rights, performance share awards and restricted stock awards to be increased. The purpose of Amendment No. 2 is to effect an increase in such sub-limits by (i) making the maximum number of shares available for grant under the Plan available for any type of award authorized under the Plan and (ii) increasing to 250,000 shares the maximum number of shares of Common Stock subject to performance share awards and restricted stock awards that may be granted during a calendar year to any participant under the Plan. **The total number of shares issuable under the Plan, however, remains unchanged at 2,300,000.** The Board of Directors of the Company believes that the adoption of Amendment No. 2 is in the best interests of the stockholders and the Company because the continuing ability to grant restricted stock awards under the Plan is an important factor in attracting, motivating and retaining qualified personnel.

The Board of Directors recommends a vote FOR approval of Amendment No. 2 to the 2001 Stock Incentive Plan.

Below are summaries of the Plan incorporating the proposed amendment and the federal income tax consequences of the Plan. As reported on the NYSE, the closing price per share of the Company's Common Stock on April 2, 2007 was $45.67.

SUMMARY OF THE PROVISIONS OF THE 2001 STOCK INCENTIVE PLAN

General. The purpose of the Plan is to encourage and enable the officers, employees and directors of the Company and its affiliates (approximately 489 employees, including two employee directors, and seven non-employee directors), upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business, to acquire a proprietary interest in the Company. The Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to employees of the Company and for the grant of nonstatutory stock options, stock appreciation rights ("SARs"), restricted stock awards, performance share awards and dividend equivalents to officers, employees and directors of the Company. The Board of Directors has authorized, and stockholders have approved, 2,300,000 shares of Common Stock for issuance under the Plan. The maximum number of shares of Common Stock issuable with respect to SARs and stock options that may be granted during a calendar year to any participant under the Plan is 500,000 shares. Also, with respect to performance share awards and restricted stock awards, the maximum number of shares of Common Stock issuable with respect to such awards granted during a calendar year to any participant under the Plan is 250,000 shares. In the event of any recapitalization, reclassification, split-up or consolidation of shares of stock, separation (including a spin-off), dividend on shares of stock payable in capital stock, or other similar change in capitalization of the Company or a merger or consolidation of the Company or sale by the Company of all or a portion of its assets or other similar event, appropriate adjustments will be made to the shares, including the number thereof, subject to the Plan and to any outstanding awards. Shares of Common Stock underlying any awards which are forfeited, canceled, reacquired by the Company, satisfied without the issuance of Common Stock or otherwise terminated (other than by exercise) will be added back to the shares of Common Stock available for issuance under the Plan.

Administration. The 2001 Stock Incentive Plan is administered by the Compensation Committee of the Board of Directors of the Company. Subject to the provisions of the Plan, the Compensation Committee determines the persons to whom grants of options, SARs, restricted stock awards, performance share awards and dividend equivalents are to be made, the number of shares of Common Stock to be covered by each grant and all other terms and conditions of the grant. If an option is granted, the Compensation Committee will determine whether the option is an incentive stock option or a nonstatutory stock option, the option's term, vesting and exercisability, and the other terms and conditions of the grant. The Compensation Committee also determines the terms and conditions of SARs, restricted stock awards, performance share awards and dividend equivalents. The Compensation Committee has the responsibility to interpret the Plan and to make determinations with respect to all awards granted under the Plan. All determinations of the Compensation Committee are binding on all persons, including the Company and plan participants. The costs and expenses of administering the Plan are borne by the Company.

Eligibility. Participants in the Plan are directors and the full or part-time officers and other employees of the Company and its affiliates who are responsible for or contribute to the management, growth or profitability of the Company and its affiliates and who are selected from time to time by the Compensation Committee, in its sole discretion.

Terms and Conditions of Option Grants. Each option granted under the Plan will be evidenced by a written agreement in a form that the Compensation Committee may from time to time approve, will be subject to the terms and conditions of the Plan and may contain such additional terms and conditions, not inconsistent with the terms of the Plan, as may be determined by the Compensation Committee. The per share exercise price of an incentive stock option may not be less than 100% of the fair market value of a share of Common Stock on the date of the option's grant and the term of any such option shall expire on the tenth anniversary of the date of the option's grant. In addition, the per share exercise price of any incentive stock option granted to a person who at the time of the grant owns stock possessing more than 10% of the total combined voting power or value of all classes of stock of the Company must be at least 110% of the fair market value of a share of the Company's Common Stock on the date of grant and the option must expire no later than five years after the date of its grant. Generally, options may be exercised by the payment by the optionee or the optionee's broker of the exercise price in cash, certified check or wire transfer, or, subject to the approval of the Compensation Committee, through the tender of shares of the Company's Common Stock owned by the optionee having a fair market value not less than the exercise price. Options granted under the Plan will become exercisable at such times as may be specified by the Compensation Committee, subject to various limitations on exercisability in the event the optionee's employment or service with the Company terminates. Options are generally nontransferable by the optionee other than by will or by the laws of descent and distribution and are exercisable during the optionee's lifetime only by the optionee, except that non-qualified options may be transferred to one or more members of the optionee's immediate family, to certain entities for the benefit of the optionee's immediate family members or pursuant to a qualified domestic relations order.

Terms and Conditions of Other Awards. Each SAR, restricted stock award and performance share award made under the Plan will be evidenced by a written agreement in a form and containing such terms, restrictions and conditions as may be determined by the Compensation Committee, consistent with the requirements of the Plan. A SAR may be granted separately or in conjunction with the grant of an option. If the Compensation Committee determines that a restricted stock award or a performance share award to be granted to a participant should qualify as "performance-based compensation" for purposes of Section 162(m) of the Code, the grant, vesting and settlement of such award will be contingent upon achievement of one or more pre-established performance goals. One or more of the following business criteria for the Company must be used by the Compensation Committee in establishing such performance goals: (1) earnings, including Funds From Operations; (2) revenues; (3) cash flow; (4) cash flow return on investment; (5) return on assets; (6) return on investment; (7) return on capital; (8) return on equity; (9) economic value added; (10) operating margin; (11) net income; (12) pretax earnings; (13) pretax earnings before interest, depreciation and amortization; (14) pretax operating earnings after interest expense and before incentives, service fees, and extraordinary or special items; (15) operating earnings; (16) total stockholder return; and (17) any of the above goals as compared to the performance of a published or special index deemed applicable by the Compensation Committee including, but not limited to, the Standard & Poor's 500 Stock Index. The Compensation Committee does not have the authority to increase the amount of compensation payable under any performance share award intended to qualify as "performance-based compensation" to the extent such an increase would cause the amounts payable pursuant to the performance share award to be nondeductible in whole or in part pursuant to Section 162(m) of the Code and the regulations thereunder. SARs, restricted stock awards and performance share awards are generally nontransferable, except that SARs may be transferred pursuant to a certified domestic relations order and may be exercised by the executor, administrator or personal representative of a deceased participant within six months of the death of the participant.

Change of Control Provisions. "Change of Control" generally means the occurrence of any one of the following events:

(i) any person (other than the Company, any of its subsidiaries, any trustee, fiduciary or other person or entity holding securities under any employee benefit plan of the Company or any of its subsidiaries), together with all affiliates and associates of such person, becomes the direct or indirect beneficial owner of securities of the Company representing 40% or more of either (A) the combined voting power of the Company's then outstanding securities having the right to vote in an election of the Company's Board of Directors or (B) the then outstanding shares of Common Stock of the Company (in either such case other than as a result of acquisition of securities directly from the Company); or

(ii) persons who, as of the effective date of the Plan, constitute the Company's Board of Directors ("Incumbent Directors") cease for any reason to constitute at least a majority of the Board of Directors (however, any person becoming a director of the Company subsequent to the effective date of the Plan whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors will, for purposes of the Plan, be considered an Incumbent Director); or

(iii) the stockholders of the Company approve (A) any consolidation or merger of the Company or any subsidiary where the stockholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own, directly or indirectly, shares representing in the aggregate 50% or more of the voting stock of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any), (B) any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company or (C) any plan or proposal for the liquidation or dissolution of the Company.

In general, upon the occurrence of a Change of Control, options and SARs automatically would become fully exercisable and restrictions and conditions on restricted stock awards, performance share awards and dividend equivalents would automatically be deemed waived.

Amendment and Termination of the Plan. The Board of Directors may at any time amend or discontinue the Plan and the Compensation Committee may at any time amend or cancel any outstanding award, but no such action will adversely affect rights under any outstanding award without the holder's consent and, except in the event of changes in the capitalization of the Company or other similar events, no amendment to any outstanding award will reduce the exercise price of the award.

SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES OF THE 2001 STOCK INCENTIVE PLAN

The following discussion summarizes the principal federal income tax consequences of the Plan. This discussion is based on current provisions of the Code, the regulations promulgated thereunder, and administrative and judicial interpretations thereof as in effect on the date hereof. The summary does not address any foreign, state or local tax consequences of participation in the Plan.

Stock Options. In general, the grant of an option will not be a taxable event to the recipient and it will not result in a deduction to the Company. The tax consequences associated with the exercise of an option and the subsequent disposition of shares of Common Stock acquired on the exercise of such option depend on whether the option is an incentive stock option or a nonqualified stock option.

Upon the exercise of a nonqualified stock option, the participant will recognize ordinary taxable income equal to the excess of the fair market value of the shares of Common Stock received upon exercise over the exercise price. The Company will generally be able to claim a deduction in an equivalent amount. Any gain or loss upon a subsequent sale or exchange of the shares of Common Stock will be capital gain or loss, long-term or short-term, depending on the holding period for the shares of Common Stock.

Generally, a participant will not recognize ordinary taxable income at the time of exercise of an incentive stock option and no deduction will be available to the Company, provided the option is exercised while the participant is an employee or within three months following termination of employment (longer, in the case of termination of employment by reason of disability or death). If an incentive stock option granted under the Plan is exercised after these periods, the exercise will be treated for federal income tax purposes as the exercise of a nonqualified stock option. Also, an incentive stock option granted under the Plan will be treated as a nonqualified stock option to the extent it (together with any other incentive stock options granted under other plans of the Company and its subsidiaries) first becomes exercisable in any calendar year for shares of Common Stock having a fair market value, determined as of the date of grant, in excess of $100,000.

If shares of Common Stock acquired upon exercise of an incentive stock option are sold or exchanged more than one year after the date of exercise and more than two years after the date of grant of the option, any gain or loss will be long-term capital gain or loss. If shares of Common Stock acquired upon exercise of an incentive stock option are disposed of prior to the expiration of these one-year or two-year holding periods (a "Disqualifying Disposition"), the participant will recognize ordinary income at the time of disposition, and the Company will generally be able to claim a deduction, in an amount equal to the excess of the fair market value of the shares of Common Stock at the date of exercise over the exercise price. Any additional gain will be treated as capital gain, long-term or short-term, depending on how long the shares of Common Stock have been held. Where shares of Common Stock are sold or exchanged in a Disqualifying Disposition (other than certain related party transactions) for an amount less than their fair market value at the date of exercise, any ordinary income recognized in connection with the Disqualifying Disposition will be limited to the amount of gain, if any, recognized in the sale or exchange, and any loss will be a long-term or short-term capital loss, depending on how long the shares of Common Stock have been held.

Although the exercise of an incentive stock option as described above would not produce ordinary taxable income to the participant, it would result in an increase in the participant's alternative minimum taxable income and may result in an alternative minimum tax liability.

Restricted Stock. A participant who receives shares of restricted stock will generally recognize ordinary income at the time the stock vests. The amount of ordinary income so recognized will be the fair market value of the Common Stock at the time the income is recognized, determined without regard to any restrictions other than restrictions which by their terms will never lapse. This amount is generally deductible for federal income tax purposes by the Company. Dividends paid with respect to unvested restricted stock will be ordinary compensation income to the participant (and generally deductible by the Company). Any gain or loss upon a subsequent sale or exchange of the shares of Common Stock, measured by the difference between the sale price and the fair market value on the date restrictions lapse, will be capital gain or loss, long-term or short-term, depending on the holding period for the shares of Common Stock. The holding period for this purpose will begin on the date following the date the stock vests.

In lieu of the treatment described above, a participant may elect immediate recognition of income under Section 83(b) of the Code. In such event, the participant will recognize as income the fair market value of the restricted stock at the time of grant (determined without regard to any restrictions other than restrictions which by their terms will never lapse), and the Company will generally be entitled to a corresponding deduction. Dividends paid with respect to shares as to which a proper Section 83(b) election has been made will not be deductible to the Company. If a Section 83(b) election is made and the restricted stock is subsequently forfeited, the participant will not be entitled to any offsetting tax deduction.

Stock Appreciation Rights and Other Awards. With respect to SARs and other awards under the Plan not described above, generally, when a participant receives payment with respect to an award granted to him or her under the Plan, the amount of cash and the fair market value of any other property received will be ordinary income to such participant and will be allowed as a deduction for federal income tax purposes to the Company.

Payment of Withholding Taxes. The Company may withhold, or require a participant to remit to the Company, an amount sufficient to satisfy any federal, state or local withholding tax requirements associated with awards under the Plan.

Special Rules. Certain special rules apply if the exercise price for an option is paid in shares previously owned by the optionee rather than in cash.

Limitation on Deductibility. Section 162(m) of the Code generally limits the deductible amount of annual compensation paid (including, unless an exception applies, compensation otherwise deductible in connection with awards granted under the Plan) by a public company to a "covered employee" (the chief executive officer and four other most highly compensated executive officers of the Company) to no more than $1 million. The Company does not believe that Section 162(m) of the Internal Revenue Code is applicable to its current arrangements with its executive officers.

EQUITY COMPENSATION PLAN INFORMATION(1)

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Further Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Security Holders	—	—	2,178,868(2)
Equity Compensation Plans Not Approved by Security Holders(3)	381,976	$31.65	93,340
Total	381,976	$31.65	2,272,208

(1) Information as of December 31, 2006.

(2) As of March 20, 2007, 1,736,860 shares of Common Stock were available for issuance under the 2001 Stock Plan. Of those shares, without giving effect to the proposed Amendment No. 2 to the 2001 Stock Plan, 386,860 shares were available for issuance in the form of restricted Common Stock.

(3) The Company's 1997 Stock Plan authorizes (i) the grant of stock options that qualify as incentive stock options under Section 422 of the Code, (ii) the grant of stock options that do not so qualify, (iii) restricted stock awards, (iv) performance share awards and (v) dividend equivalent rights. The exercise price of the stock options is determined by the Compensation Committee. Special provisions apply to awards granted under the 1997 Stock Plan in the event of a change in control in the Company. The outstanding stock options under the 1997 Stock Plan vested within one to three years of issuance and expire ten years after issuance. The outstanding restricted Common Stock under the 1997 Stock Plan vests over periods from one to ten years. The vesting schedule of restricted Common Stock available for issuance under the 1997 Stock Plan will be determined by the Compensation Committee at the time of issuance.

PROPOSAL III

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The accounting firm of PricewaterhouseCoopers LLP (or its predecessor, Coopers & Lybrand L.L.P.) has served as the Company's independent auditors since the Company's formation in August 1993. On February 26, 2007, the Audit Committee of the Board of Directors appointed PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year. A representative of PricewaterhouseCoopers LLP will be present at the Annual Meeting, will be given the opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

AUDIT FEES

The aggregate fees billed by PricewaterhouseCoopers LLP for fiscal years ended December 31, 2006 and 2005 for professional services rendered in connection with (i) the audit of the Company's annual financial statements, (ii) the review of the financial statements included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, (iii) consents and comfort letters issued in connection with debt and equity offerings and registration statements were $1,329,160 and $994,735, respectively.

AUDIT-RELATED FEES

The aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services, including Rule 3-14 audit work, joint venture audits and an employee benefit plan audit, for 2006 were approximately $414,633, including expenses. The aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services, including Rule 3-14 audit work, joint venture audits and an employee benefit plan audit, for 2005 were approximately $268,336, including expenses.

TAX FEES

Tax Compliance. The aggregate fees billed by PricewaterhouseCoopers LLP for tax compliance, including tax return preparation, in 2006 were approximately $591,322, including expenses. The aggregate fees billed by PricewaterhouseCoopers LLP for tax compliance, including tax return preparation, in 2005 were approximately $312,514, including expenses.

Tax Consulting. The aggregate fees billed by PricewaterhouseCoopers LLP for tax advice and tax planning services, including 1031 Exchange consultation, REIT compliance consultation, state audit consultation, transaction consultation, return of capital review, federal and state regulation consultation, federal and state entity structuring and taxable REIT subsidiary consultation in 2006 were approximately $259,903, including expenses. The aggregate fees billed by PricewaterhouseCoopers LLP for tax advice and tax planning services, including 1031 Exchange consultation, REIT compliance consultation, state audit consultation, transaction consultation, return of capital review, federal and state regulation consultation, federal and state entity structuring and taxable REIT subsidiary consultation in 2005 were approximately $172,521, including expenses.

ALL OTHER FEES

During fiscal 2006 and 2005, PricewaterhouseCoopers LLP did not provide any services to the Company other than those in the categories noted above.

PRE-APPROVAL OF SERVICES

The Audit Committee pre-approves all audit, audit-related, tax and other services proposed to be provided by the Company's independent registered public accounting firm. Consideration and approval of such services generally occur at the Audit Committee's regularly scheduled meetings. In situations where it is impractical to wait until the next regularly scheduled meeting, the Audit Committee has delegated the authority to approve the audit, audit-related, tax and other services to each of its individual members. Approvals of audit, audit-related, tax and other services pursuant to the above-described delegation of authority must be reported to the full Audit Committee at its next regularly scheduled meeting.

The Board of Directors recommends a vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal 2007.

OTHER MATTERS

SOLICITATION OF PROXIES

The cost of solicitation of proxies in the form enclosed herewith will be borne by the Company. In addition to the solicitation of proxies by mail, the directors, officers and employees of the Company may also solicit proxies personally or by telephone without additional compensation for such activities. The Company will also request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send proxy materials to and obtain proxies from such beneficial owners. The Company will reimburse such holders for their reasonable expenses.

Georgeson Shareholder Services, Inc. acts as the Company's proxy solicitor at a cost of $7,500, plus reasonable out-of-pocket expenses, including a telephone solicitation campaign approved by the Company.

STOCKHOLDER PROPOSALS

Stockholder proposals intended to be presented at the 2007 Annual Meeting of Stockholders must be received by the Secretary of the Company no later than December 11, 2007, in order to be considered for inclusion in the proxy statement and on the proxy card that will be solicited by the Board of Directors in connection with the 2007 Annual Meeting of Stockholders.

INCORPORATION BY REFERENCE

In the pages preceding this Proxy Statement is a Letter to Stockholders from the Company's President and Chief Executive Officer. Appendix B to this Proxy Statement is the Company's 2006 Annual Report, which includes its consolidated financial statements and management's discussion and analysis of financial condition and results of operations, as well as certain other financial and other information required by the rules and regulations of the SEC. Information contained in the Letter to Stockholders or Appendix B to this Proxy Statement shall not be deemed to be "filed" or "soliciting material," or subject to liability for purposes of Section 18 of the Exchange Act to the maximum extent permitted under the Exchange Act.

OTHER MATTERS

The Board of Directors does not know of any matters other than those described in this Proxy Statement that will be presented for action at the Annual Meeting. If other matters are presented, it is the intention of the persons named as proxies in the accompanying Proxy Card to vote in their discretion all shares represented by validly executed proxies.

REGARDLESS OF THE NUMBER OF SHARES YOU OWN, YOUR VOTE IS IMPORTANT TO THE COMPANY. PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD TODAY.

APPENDIX A

AMENDMENT NO. 2
TO THE
FIRST INDUSTRIAL REALTY TRUST, INC.
2001 STOCK INCENTIVE PLAN

AMENDMENT NO. 2 (the "Amendment"), to the First Industrial Realty Trust, Inc. 2001 Stock Incentive Plan (the "Plan") established and maintained by First Industrial Realty Trust, Inc., a Maryland corporation (the "Company"). Capitalized terms used herein and not defined shall have the meanings set forth in the Plan.

WHEREAS, the Plan makes available for issuance a maximum of 2,300,000 shares of the Stock, up to 950,000 of which are available for issuance under the Plan with respect to Stock Appreciation Rights, Performance Share Awards and Restricted Stock Awards;

WHEREAS, the Plan currently provides that the maximum number of shares of Stock subject to Performance Share Awards and Restricted Stock Awards granted during a calendar year to any Participant under the Plan shall be 100,000 shares;

WHEREAS, Section 13 of the Plan reserves to the Board the right to amend the Plan at any time;

WHEREAS, the Board has approved making the maximum number of shares available for grant under the Plan available for any type of Award authorized under the Plan; and

WHEREAS, the Board has approved increasing to 250,000 shares the maximum number of shares of Stock subject to Performance Share Awards and Restricted Stock Awards that may be granted during a calendar year to any Participant under the Plan.

SECTION 1. Amendment to Plan.

The fourth sentence of Section 3(a) of the Plan is hereby amended and restated as follows:

"Subject to adjustment as provided in Section 3(b) below, (i) the maximum number of shares of Stock with respect to which Stock Options and Stock Appreciation Rights may be granted during a calendar year to any participant under the Plan shall be 500,000 shares and (ii) with respect to Performance Share Awards and Restricted Stock Awards, the maximum number of shares of Stock subject to such awards granted during a calendar year to any participant under the Plan shall be 250,000 shares."

SECTION 2. Effective Date of the Amendment; Ratification and Confirmation.

This Amendment shall become effective upon approval by the stockholders of the Company. In all other respects, the Plan is hereby ratified and confirmed.

SECTION 3. Governing Law.

THIS AMENDMENT SHALL BE GOVERNED BY NEW YORK LAW WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS THEREOF, EXCEPT TO THE EXTENT SUCH LAW IS PRE-EMPTED BY FEDERAL LAW.

APPENDIX B

2006 ANNUAL REPORT

Table of Contents

SELECTED FINANCIAL DATA

The following sets forth selected financial and operating data for the Company on a historical consolidated basis. The following data should be read in conjunction with the financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Form 10-K. The historical statements of operations for the years ended December 31, 2006, 2005, 2004, 2003, and 2002 include the results of operations of the Company as derived from the Company's audited financial statements. The results of operations of properties sold are presented in discontinued operations if they met both of the following criteria: (a) the operations and cash flows of the property have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposition and (b) the Company will not have any significant involvement in the operations of the property after the disposal transaction. The historical balance sheet data and other data as of December 31, 2006, 2005, 2004, 2003, and 2002 include the balances of the Company as derived from the Company's audited financial statements.

	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02
	(In thousands, except per unit and property data)				
Statement of Operations Data:					
Total Revenues	$ 396,036	$ 325,530	$ 268,008	$ 247,129	$ 231,893
Interest Income	1,614	1,486	3,632	2,416	2,378
Mark-to-Market/(Loss) Gain on Settlement of Interest Rate Protection Agreements	(3,112)	811	1,583	—	—
Property Expenses	(130,230)	(108,464)	(90,309)	(83,848)	(75,694)
General and Administrative Expense	(77,497)	(55,812)	(39,569)	(26,953)	(19,610)
Interest Expense	(121,141)	(108,339)	(98,636)	(94,895)	(90,017)
Amortization of Deferred Financing Costs	(2,666)	(2,125)	(1,931)	(1,764)	(1,925)
Depreciation and Other Amortization	(145,906)	(105,720)	(79,939)	(63,006)	(52,521)
Expenses from Build to Suit Development for Sale	(10,263)	(15,574)	—	—	—
Gain (Loss) from Early Retirement from Debt(a)	—	82	(515)	(1,466)	(888)
Equity in Income of Joint Ventures	30,673	3,699	37,301	539	463
Income Tax Benefit	8,920	14,022	7,937	5,495	2,125
Minority Interest Allocable to Continuing Operations	9,795	7,980	2,034	5,239	4,660
(Loss) Income from Continuing Operations	(43,777)	(42,424)	9,596	(11,114)	864
Income from Discontinued Operations (Including Gain on Sale of Real Estate of $213,442, $132,139, $88,245, $79,485 and $58,323 for the Years Ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively)	225,357	154,061	116,693	136,764	129,686
Provision for Income Taxes Allocable to Discontinued Operations (Including $47,511, $20,529, $8,659, $2,154, and $1,538 allocable to Gain on Sale of Real Estate for the Years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively)	(50,140)	(23,583)	(11,005)	(3,689)	(2,680)

	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02
		(In thousands, except per unit and property data)			
Minority Interest Allocable to Discontinued Operations	(22,796)	(17,171)	(14,500)	(19,602)	(19,025)
Gain on Sale of Real Estate	6,071	29,550	16,755	15,794	16,476
Provision for Income Taxes Allocable to Gain on Sale of Real Estate	(2,119)	(10,871)	(5,371)	(2,408)	(3,111)
Minority Interest Allocable to Gain on Sale of Real Estate	(514)	(2,458)	(1,562)	(1,972)	(2,002)
Net Income	112,082	87,104	110,606	113,773	120,208
Redemption of Preferred Stock	(672)	—	(7,959)	—	(3,707)
Preferred Dividends	(21,424)	(10,688)	(14,488)	(20,176)	(23,432)
Net Income Available to Common Stockholders	$ 89,986	$ 76,416	$ 88,159	$ 93,597	$ 93,069
Loss from Continuing Operations Available to Common Stockholders Per Weighted Average Common Share Outstanding:					
Basic	$ (1.42)	$ (0.87)	$ (0.07)	$ (0.52)	$ (0.38)
Diluted	$ (1.42)	$ (0.87)	$ (0.07)	$ (0.52)	$ (0.38)
Net Income Available to Common Stockholders Per Weighted Average Common Share Outstanding:					
Basic	$ 2.04	$ 1.80	$ 2.17	$ 2.43	$ 2.39
Diluted	$ 2.04	$ 1.80	$ 2.17	$ 2.43	$ 2.39
Distributions Per Share	$ 2.8100	$ 2.7850	$ 2.7500	$ 2.7400	$ 2.7250
Weighted Average Number of Common Shares Outstanding:					
Basic	44,012	42,431	40,557	38,542	38,927
Diluted	44,012	42,431	40,557	38,542	38,927
Net Income	$ 112,082	$ 87,104	$ 110,606	$ 113,773	$ 120,208
Other Comprehensive Income (Loss):					
Settlement of Interest Rate Protection Agreements	(1,729)	—	6,816	—	1,772
Reclassification of Settlement of Interest Rate Protection Agreements to Net Income	—	(159)	—	—	—
Mark-to-Market of Interest Rate Protection Agreements and Interest Rate Swap Agreements	(2,800)	(1,414)	106	251	(126)

	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02
	(In thousands, except per unit and property data)				
Amortization of Interest Rate Protection Agreements	(912)	(1,085)	(512)	198	176
Other Comprehensive Loss Allocable to Minority Interest	698	837	—	—	—
Comprehensive Income	$ 107,339	$ 85,283	$ 117,016	$ 114,222	$ 122,030
Balance Sheet Data (End of Period):					
Real Estate, Before Accumulated Depreciation	$ 3,219,728	$ 3,260,761	$ 2,856,474	$ 2,738,034	$ 2,697,269
Real Estate, After Accumulated Depreciation	2,754,310	2,850,195	2,478,091	2,388,782	2,388,781
Real Estate Held for Sale, Net	115,961	16,840	52,790	—	7,040
Total Assets	3,224,399	3,226,243	2,721,890	2,648,023	2,629,973
Mortgage Loans Payable, Net, Unsecured Lines of Credit and Senior Unsecured Debt, Net	1,834,658	1,813,702	1,574,929	1,453,798	1,442,149
Total Liabilities	2,048,873	2,020,361	1,719,463	1,591,732	1,575,586
Stockholders' Equity	1,022,979	1,043,562	845,494	889,173	882,326
Other Data:					
Cash Flow From Operating Activities	$ 59,551	$ 49,350	$ 77,657	$ 103,156	$ 132,838
Cash Flow From Investing Activities	129,147	(371,654)	9,992	29,037	33,350
Cash Flow From Financing Activities	(180,800)	325,617	(83,546)	(131,372)	(166,188)
Total In-Service Properties	858	884	827	834	908
Total In-Service GLA, in Square Feet	68,610,505	70,193,161	61,670,735	57,925,466	59,979,894
In-Service Occupancy Percentage	94%	92%	90%	88%	90%

(a) In 2005, the Company wrote off $0.05 million of financing fees related to the Company's previous line of credit agreement, which was amended and restated on August 23, 2005. In addition, the Company paid $0.3 million of finance fees and wrote off a loan premium of $0.4 million on a mortgage loan payable which was assumed by the buyers of the related properties on July 13, 2005. In 2004, the Company paid off and retired a mortgage loan. The Company recorded a loss from the early retirement of debt in 2004 of approximately $0.5 million, which is comprised of the write-off of unamortized deferred financing costs and prepayment penalties. In 2003, the Company paid off and retired a mortgage loan. The Company recorded a loss from the early retirement of debt in 2003 of approximately $1.5 million, which is comprised of the write-off of unamortized deferred financing costs. In 2002, the Company paid off and retired senior unsecured debt. The Company recorded a loss from the early retirement of debt of approximately $0.9 million which is comprised of the amount paid above the carrying amount of the senior unsecured debt and the write-off of pro rata unamortized deferred financing costs and legal costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with "Selected Financial Data" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Form 10-K.

In addition, the following discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of complying with those safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on the operations and future prospects of the Company on a consolidated basis include, but are not limited to, changes in: economic conditions generally and the real estate market specifically, legislative/regulatory changes (including changes to laws governing the taxation of real estate investment trusts), availability of financing, interest rate levels, competition, supply and demand for industrial properties in the Company's current and proposed market areas, potential environmental liabilities, slippage in development or lease-up schedules, tenant credit risks, higher-than-expected costs and changes in general accounting principles and policies and guidelines applicable to real estate investment trusts. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included herein in Item 1A. "Risk Factors," and in the Company's other filings with the SEC.

The Company was organized in the state of Maryland on August 10, 1993. The Company is a REIT, as defined in the Code. The Company began operations on July 1, 1994. The Company's interests in its properties and land parcels are held through (i) partnerships controlled by the Company, including First Industrial, L.P. (the "Operating Partnership"), of which the Company is the sole general partner, as well as, among others, First Industrial Financing Partnership, L.P., First Industrial Securities, L.P., First Industrial Mortgage Partnership, L.P., First Industrial Pennsylvania, L.P. (the "Financing Partnership"), First Industrial Harrisburg, L.P., First Industrial Indianapolis, L.P., FI Development Services, L.P. and TK-SV, LTD., as to each of which the sole general partner is a wholly-owned subsidiary of the Company (except in the case of the Financing Partnership in which case the Operating Partnership is also the general partner) and the sole limited partner is the Operating Partnership; (ii) limited liability companies, of which the Operating Partnership is the sole member; and (iii) First Industrial Investment, Inc., of which the Operating Partnership is the sole stockholder, all of whose operating data is consolidated with that of the Company as presented herein. The Company, through separate, wholly-owned limited liability companies of which the Operating Partnership or First Industrial Investment, Inc. is the sole member, also owns minority equity interests in, and provides services to, six joint ventures which invest in industrial properties (the "September 1998 Joint Venture," the "May 2003 Joint Venture," the "March 2005 Joint Venture," the "September 2005 Joint Venture," the "March 2006 Co-Investment Program" and the "July 2006 Joint Venture"). The Company, through a separate, wholly-owned limited liability company of which the Operating Partnership is also the sole member, also owned a minority interest in and provided property management services to a seventh joint venture which invested in industrial properties (the "December 2001 Joint Venture"; together with the September 1998 Joint Venture, the May 2003 Joint Venture, the March 2005 Joint Venture, the September 2005 Joint Venture, the March 2006 Co-Investment Program and the July 2006 Joint Venture ; the "Joint Ventures"). During the year ended December 31, 2004, the December 2001 Joint Venture sold all of its industrial properties. On January 31, 2007, the Company purchased the 90% equity interest from the institutional investor in the September 1998 Joint Venture. The operating data of the Joint Ventures is not consolidated with that of the Company as presented herein.

Management believes the Company's financial condition and results of operations are, primarily, a function of the Company's and its joint ventures' performance in four key areas: leasing of industrial properties, acquisition and development of additional industrial properties, redeployment of internal capital and access to external capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company generates revenue primarily from rental income and tenant recoveries from long-term (generally three to six years) operating leases of its and its joint ventures' industrial properties. Such revenue is offset by certain property specific operating expenses, such as real estate taxes, repairs and maintenance, property management, utilities and insurance expenses, along with certain other costs and expenses, such as depreciation and amortization costs and general and administrative and interest expenses. The Company's revenue growth is dependent, in part, on its ability to (i) increase rental income, through increasing either or both occupancy rates and rental rates at the Company's and its joint ventures' properties, (ii) maximize tenant recoveries and (iii) minimize operating and certain other expenses. Revenues generated from rental income and tenant recoveries are a significant source of funds, in addition to income generated from gains/losses on the sale of the Company's and its joint ventures' properties (as discussed below), for the Company's distributions. The leasing of property, in general, and occupancy rates, rental rates, operating expenses and certain non-operating expenses, in particular, are impacted, variously, by property specific, market specific, general economic and other conditions, many of which are beyond the control of the Company. The leasing of property also entails various risks, including the risk of tenant default. If the Company were unable to maintain or increase occupancy rates and rental rates at the Company's and its joint ventures' properties or to maintain tenant recoveries and operating and certain other expenses consistent with historical levels and proportions, the Company's revenue growth would be limited. Further, if a significant number of the Company's and its joint ventures' tenants were unable to pay rent (including tenant recoveries) or if the Company or its joint ventures were unable to rent their properties on favorable terms, the Company's financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, the Company's common stock would be adversely affected.

The Company's revenue growth is also dependent, in part, on its and its joint ventures' ability to acquire existing, and acquire and develop new, additional industrial properties on favorable terms. The Company itself and through its various joint ventures, continually seeks to acquire existing industrial properties on favorable terms, and, when conditions permit, also seeks to acquire and develop new industrial properties on favorable terms. Existing properties, as they are acquired, and acquired and developed properties, as they lease-up, generate revenue from rental income, tenant recoveries and fees, income from which, as discussed above, is a source of funds for the Company's distributions. The acquisition and development of properties is impacted, variously, by property specific, market specific, general economic and other conditions, many of which are beyond the control of the Company. The acquisition and development of properties also entails various risks, including the risk that the Company's and its joint ventures' investments may not perform as expected. For example, acquired existing and acquired and developed new properties may not sustain and/or achieve anticipated occupancy and rental rate levels. With respect to acquired and developed new properties, the Company may not be able to complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in leasing the properties. Also, the Company and its joint ventures face significant competition for attractive acquisition and development opportunities from other well-capitalized real estate investors, including both publicly-traded REITs and private investors. Further, as discussed below, the Company and its joint ventures may not be able to finance the acquisition and development opportunities they identify. If the Company and its joint ventures were unable to acquire and develop sufficient additional properties on favorable terms, or if such investments did not perform as expected, the Company's revenue growth would be limited and its financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, the Company's common stock would be adversely affected.

The Company also generates income from the sale of its and its joint ventures' properties (including existing buildings, buildings which the Company or its joint ventures have developed or re-developed on a merchant basis, and land). The Company itself and through its various joint ventures is continually engaged in, and its income growth is dependent in part on, systematically redeploying capital from properties and other assets with lower yield potential into properties and other assets with higher yield potential. As part of that process, the Company and its joint ventures sell, on an ongoing basis, select stabilized properties or land or properties offering lower potential returns relative to their market value. The gain/loss on and fees from, the sale of such properties are included in the

Company's income and are a significant source of funds, in addition to revenues generated from rental income and tenant recoveries, for the Company's distributions. Also, a significant portion of the Company's proceeds from such sales is used to fund the acquisition of existing, and the acquisition and development of new, industrial properties. The sale of properties is impacted, variously, by property specific, market specific, general economic and other conditions, many of which are beyond the control of the Company. The sale of properties also entails various risks, including competition from other sellers and the availability of attractive financing for potential buyers of the Company's and its joint ventures' properties. Further, the Company's ability to sell properties is limited by safe harbor rules applying to REITs under the Code which relate to the number of properties that may be disposed of in a year, their tax bases and the cost of improvements made to the properties, along with other tests which enable a REIT to avoid punitive taxation on the sale of assets. If the Company and its joint ventures were unable to sell properties on favorable terms, the Company's income growth would be limited and its financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, the Company's common stock would be adversely affected.

Currently, the Company utilizes a portion of the net sales proceeds from property sales, borrowings under its unsecured line of credit and proceeds from the issuance, when and as warranted, of additional equity securities to finance future acquisitions and developments and to fund its equity commitments to its joint ventures. Access to external capital on favorable terms plays a key role in the Company's financial condition and results of operations, as it impacts the Company's cost of capital and its ability and cost to refinance existing indebtedness as it matures and to fund acquisitions, developments and contributions to its joint ventures or through the issuance, when and as warranted, of additional equity securities. The Company's ability to access external capital on favorable terms is dependent on various factors, including general market conditions, interest rates, credit ratings on the Company's capital stock and debt, the market's perception of the Company's growth potential, the Company's current and potential future earnings and cash distributions and the market price of the Company's capital stock. If the Company were unable to access external capital on favorable terms, the Company's financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, the Company's common stock would be adversely affected.

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are described in more detail in Note 3 to the consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

- The Company maintains an allowance for doubtful accounts which is based on estimates of potential losses which could result from the inability of the Company's tenants to satisfy outstanding billings with the Company. The allowance for doubtful accounts is an estimate based on the Company's assessment of the creditworthiness of its tenants.

- Properties are classified as held for sale when management of the Company have approved the sales of such properties. When properties are classified as held for sale, the Company ceases depreciating the properties and estimates the values of such properties and measures them at the lower of depreciated cost or fair value, less costs to dispose. If circumstances arise that were previously considered unlikely, and, as a result, the Company decides not to sell a property previously classified as held for sale, the Company will reclassify such property as held and used. The Company estimates the value of such property and measures it at the lower of its carrying amount (adjusted for any depreciation and amortization expense that would have been recognized had the property been continuously classified as held and used) or fair value at the date of the subsequent decision not to sell. Fair value is determined by deducting from the estimated sales price of the property the estimated costs to close the sale.

- The Company reviews its properties on a quarterly basis for possible impairment and provides a provision if impairments are determined. The Company utilizes the guidelines established under Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("FAS") No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" ("FAS 144") to determine if impairment conditions exist. The Company reviews the expected undiscounted cash flows of each property to determine if there are any indications of impairment. If the expected undiscounted cash flows of a particular property are less than the net book basis of the property, the Company will recognize an impairment charge equal to the amount of carrying value of the property that exceeds the fair value of the property. Fair value is determined by discounting the future expected cash flows of the property. The calculation of the fair value involves subjective assumptions such as estimated occupancy, rental rates, ultimate residual value and the discount rate used to present value the cash flows.

- The Company is engaged in the acquisition of individual properties as well as multi-property portfolios. In accordance with FAS No. 141, "Business Combinations" ("FAS 141"), the Company is required to allocate purchase price between land, building, tenant improvements, leasing commissions, intangible assets and above and below market leases. Above-market and below-market lease values for acquired properties are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rents for each corresponding in-place lease. Acquired above and below market leases are amortized over the remaining non-cancelable terms of the respective leases as an adjustment to rental income. The Company also must allocate purchase price on multi-property portfolios to individual properties. The allocation of purchase price is based on the Company's assessment of various characteristics of the markets where the property is located and the expected cash flows of the property.

- The Company capitalizes (direct and certain indirect) costs incurred in developing, renovating, acquiring and rehabilitating real estate assets as part of the investment basis. Costs incurred in making certain other improvements are also capitalized. During the land development and construction periods, we capitalize interest costs, real estate taxes and certain general and administrative costs of the personnel performing development, renovations or rehabilitation up to the time the property is substantially complete. The determination and calculation of certain indirect costs requires estimates by the Company. Amounts included in capitalized costs are included in the investment basis of real estate assets.

- The company analyzes its investments in joint ventures to determine whether the joint venture should be accounted for under the equity method of accounting or consolidated into the Company's financial statements based on standards set forth under Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), Consolidation of Variable Interest Entities, EITF 96-16, Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights and Statement of Position 78-9, Accounting for Investments in Real Estate Ventures. Based on the guidance set forth in these pronouncements, the Company does not consolidate any of its joint venture investments because either the joint venture has been determined not to be a variable interest entity or it has been determined the Company is not the primary beneficiary. The Company's assessment of whether they are the primary beneficiary of a variable interest involves the consideration of various factors including the form of our ownership interest, the Company's representation on the entity's governing body, the size of the Company's investment and future cash flows of the entity.

RESULTS OF OPERATIONS

Comparison of Year Ended December 31, 2006 to Year Ended December 31, 2005

The Company's net income available to common stockholders was $90.0 million and $76.4 million for the years ended December 31, 2006 and 2005, respectively. Basic and diluted net income available to common stockholders were $2.04 and $2.04 per share, respectively, for the year ended December 31, 2006, and $1.80 and $1.80 per share, respectively, for the year ended December 31, 2005.

The tables below summarize the Company's revenues, property expenses and depreciation and other amortization by various categories for the years ended December 31, 2006 and December 31, 2005. Same store properties are in-service properties owned prior to January 1, 2005. Acquired properties are properties that were acquired subsequent to December 31, 2004. Sold properties are properties that were sold subsequent to December 31, 2004. Properties that are not in service are properties that are under construction that have not reached stabilized occupancy or were placed in service after December 31, 2004 or acquisitions made prior to January 1, 2005 that were not placed in service as of December 31, 2004. These properties are placed in service as they reach stabilized occupancy (generally defined as properties that are 90% leased). Other revenues are derived from the operations of the Company's maintenance company, fees earned from the Company's joint ventures, fees earned for developing properties for third parties and other miscellaneous revenues. Other expenses are derived from the operations of the Company's maintenance company and other miscellaneous regional expenses.

The Company's future financial condition and results of operations, including rental revenues, may be impacted by the future acquisition and sale of properties. The Company's future revenues and expenses may vary materially from historical rates.

At December 31, 2006 and 2005, the occupancy rates of the Company's same store properties were 92.6% and 91.7%, respectively.

	2006	2005	$ Change	% Change
		($ in 000's)		
REVENUES				
Same Store Properties	$257,525	$255,963	$ 1,562	0.6%
Acquired Properties	95,957	18,565	77,392	416.9%
Sold Properties	27,738	79,826	(52,088)	(65.3)%
Properties Not In-service	22,217	18,789	3,428	18.2%
Other	30,048	19,118	10,930	57.2%
	433,485	392,261	41,224	10.5%
Discontinued Operations	(37,449)	(66,731)	29,282	(43.9)%
Total Revenues	$396,036	$325,530	$ 70,506	21.7%

Revenues from same store properties remained relatively unchanged. Revenues from acquired properties increased $77.4 million due to the 252 industrial properties totaling approximately 30.6 million square feet of GLA acquired subsequent to December 31, 2004. Revenues from sold properties decreased $52.1 million due to the 221 industrial properties totaling approximately 29.9 million square feet of GLA sold subsequent to December 31, 2004. Revenues from properties not in service increased by approximately $3.4 million due primarily to an increase in properties placed in service during 2006 and 2005. Other revenues increased by approximately $10.9 million due primarily to an increase in joint venture fees, partially offset by a decrease in assignment fees.

	2006	2005	$ Change	% Change
		($ in 000's)		
PROPERTY EXPENSES				
Same Store Properties	$ 87,047	$ 85,220	$ 1,827	2.1%
Acquired Properties	31,380	5,688	25,692	451.7%
Sold Properties	8,270	34,959	(26,689)	(76.3)%
Properties Not In-service	9,512	9,005	507	5.6%
Other	15,429	11,321	4,108	36.3%
	151,638	146,193	5,445	3.7%
Discontinued Operations	(11,145)	(22,155)	11,010	(49.7)%
Total Property Expenses	$140,493	$124,038	$ 16,455	13.3%

Property expenses include real estate taxes, repairs and maintenance, property management, utilities, insurance, other property related expenses and expenses from build to suit development for sale. Property expenses from same store properties increased $1.8 million or 2.1% primarily due to an increase of $1.1 million in utility expense attributable to increases in gas and electric costs and an increase of $0.8 million in real estate tax expense. Property expenses from acquired properties increased by $25.7 million primarily due to properties acquired subsequent to December 31, 2004 and due to an increase in build-to-suit-for-sale expenses of $10.3 million. Property expenses from sold properties decreased $26.7 million due to properties sold subsequent to December 31, 2004, and also due to a decrease in build-to-suit-for-sale expenses of $15.6 million. Property expenses from properties not in service increased by approximately $0.5 million due primarily to an increase in properties placed in service during 2006 and 2005. Other expenses increased $4.1 million due primarily to increases in employee compensation.

General and administrative expense increased by approximately $21.7 million, or 38.9%, due primarily to increases in employee compensation related to compensation for new employees as well as an increase in incentive compensation.

	2006	2005	$ Change	% Change
		($ in 000's)		
DEPRECIATION AND OTHER AMORTIZATION				
Same Store Properties	$ 82,896	$ 84,009	$ (1,113)	(1.3)%
Acquired Properties	51,652	11,808	39,844	337.4%
Sold Properties	9,584	20,644	(11,060)	(53.6)%
Properties Not In-service and Other	14,250	10,169	4,081	40.1%
Corporate Furniture, Fixtures and Equipment	1,913	1,371	542	39.5%
	160,295	128,001	32,294	25.2%
Discontinued Operations	(14,389)	(22,281)	7,892	(35.4)%
Total Depreciation and Other Amortization	$145,906	$105,720	$ 40,186	38.0%

Depreciation and other amortization for same store properties remained relatively unchanged. Depreciation and other amortization from acquired properties increased by $39.8 million due to properties acquired subsequent to December 31, 2004. Depreciation and other amortization from sold properties decreased by $11.1 million due to properties sold subsequent to December 31, 2004. Depreciation and other amortization for properties not in service and other increased $4.1 million due primarily to accelerated depreciation on one property in Columbus, OH which was razed during the year ended December 31, 2006. Amortization of corporate furniture, fixtures and equipment increased $0.5 million primarily due to expansion and improvement to corporate offices.

Interest income remained relatively unchanged.

In April 2006, the Company, through the Operating Partnership, entered into interest rate protection agreements which it designated as cash flow hedges. Each of the interest rate protection agreements had a notional value of $74.8 million, were effective from May 10, 2007 through May 10, 2012, and fixed the LIBOR rate at 5.42%. In September 2006, the interest rate protection agreements failed to qualify for hedge accounting since the actual debt issuance date was not within the range of dates the Company disclosed in its hedge designation. The Company, through the Operating Partnership, settled the interest rate protection agreements and paid the counterparties $2.9 million. In October 2005, the Company, through an entity wholly-owned by the Operating Partnership, entered into an interest rate protection agreement which hedged the change in value of a build-to-suit development project the Company was constructing. This interest rate protection agreement did not qualify for hedge accounting. The Company recognized a loss of $0.2 million related to this interest rate protection agreement for the year ended December 31, 2006. Both transactions are recognized in the mark-to-market/(loss) gain on settlement of interest rate protection agreements caption on the consolidated statement of operations.

The Company recognized a $0.6 million gain related to the settlement/mark-to-market of two interest rate protection agreements the Company entered into during 2005 in order to hedge the change in value of a build-to-suit development project as well as $0.2 million in deferred gain that was reclassified out of other comprehensive income relating to a settled interest rate protection agreement that no longer qualified for hedge accounting.

Interest expense increased by approximately $12.8 million due primarily to an increase in the weighted average debt balance outstanding for the year ended December 31, 2006 ($1,880.3 million) as compared to the year ended December 31, 2005 ($1,690.2 million), an increase in the weighted average interest rate for the year ended December 31, 2006 (6.72%) as compared to the year ended December 31, 2005 (6.63%), partially offset by an increase in capitalized interest for the year ended December 31, 2006 due to an increase in development activities.

Amortization of deferred financing costs increased by approximately $0.5 million, or 25.5%, due primarily to financing fees incurred associated with the amendment and restatement of the Company's Unsecured Line of Credit I in August 2005, the issuance of the 2016 Notes in January 2006 and the issuance of the 2011 Exchangeable Notes in September 2006.

The Company recognized approximately $0.08 million of gain on the early retirement of debt for the year ended December 31, 2005, comprised of $0.05 million write-off of financing fees associated with the Company's previous line of credit agreement which was amended and restated on August 23, 2005. The gain on early retirement of debt also includes a payment of $0.3 million of fees and a write-off of loan premium of $0.4 million on a $13.7 million mortgage loan which was assumed by the buyers of the related properties on July 13, 2005.

Equity in income of joint ventures increased by approximately $27.0 million due primarily to the Company's economic share of gains and earn outs on property sales from the March 2005 Joint Venture and the September 2005 Joint Venture during the year ended December 31, 2006.

The income tax provision (included in continuing operations, discontinued operations and gain on sale) increased by $22.9 million, in the aggregate, due primarily to an increase in the gain on sale of real estate, joint venture fees, equity in net income of joint ventures, partially offset by an increase in interest expense and an increase in general and administrative expense within the Company's taxable REIT subsidiary.

The $6.1 million gain on sale of real estate for the year ended December 31, 2006 resulted from the sale of several land parcels that do not meet the criteria established by FAS 144 for inclusion in discontinued operations. The $29.6 million gain on sale of real estate for the year ended December 31, 2005 resulted from the sale of 10 industrial properties and several land parcels that do not meet the criteria established by FAS 144 for inclusion in discontinued operations.

The following table summarizes certain information regarding the industrial properties included in discontinued operations by the Company for the years ended December 31, 2006 and December 31, 2005.

	Year Ended December 31,	
	2006	2005
	($ in 000's)	
Total Revenues	$ 37,449	$ 66,731
Property Expenses	(11,145)	(22,155)
Interest Expense	—	(373)
Depreciation and Amortization	(14,389)	(22,281)
Provision for Income Taxes Allocable to Operations	(2,629)	(3,054)
Gain on Sale of Real Estate	213,442	132,139
Provision for Income Taxes Allocable to Gain on Sale	(47,511)	(20,529)
Income from Discontinued Operations	$175,217	$130,478

Income from discontinued operations, net of income taxes, for the year ended December 31, 2006 reflects the results of operations and gain on sale of real estate of $213.4 million relating to 125 industrial properties that were sold during the year ended December 31, 2006 and the results of operations of 25 properties that were identified as held for sale at December 31, 2006.

Income from discontinued operations, net of income taxes, for the year ended December 31, 2005 reflects the results of operations of industrial properties that were sold during the year ended December 31, 2006, 25 properties that were identified as held for sale at December 31, 2006, the results of operations and gain on sale of real estate of $132.1 million from the 86 industrial properties which were sold during the year ended December 31, 2005.

Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004

The Company's net income available to common stockholders was $76.4 million and $88.2 million for the years ended December 31, 2005 and 2004, respectively. Basic and diluted net income available to common stockholders were $1.80 and $1.80 per share, respectively, for the year ended December 31, 2005, and $2.17 and $2.17 per share, respectively, for the year ended December 31, 2004.

The tables below summarize the Company's revenues, property expenses and depreciation and other amortization by various categories for the years ended December 31, 2005 and December 31, 2004. Same store properties are in-service properties owned prior to January 1, 2004. Acquired properties are properties that were acquired subsequent to December 31, 2003. Sold properties are properties that were sold subsequent to December 31, 2003. Properties that are not in service are properties that are under construction that have not reached stabilized occupancy or were placed in service after December 31, 2003 or acquisitions made prior to January 1, 2004 that were not placed in service as of December 31, 2003. These properties are placed in service as they reach stabilized occupancy (generally defined as properties that are 90% leased). Other revenues are derived from the operations of the Company's maintenance company, fees earned from the Company's joint ventures, fees earned for developing properties for third parties and other miscellaneous revenues. Other expenses are derived from the operations of the Company's maintenance company and other miscellaneous regional expenses.

The Company's future financial condition and results of operations, including rental revenues, may be impacted by the future acquisition and sale of properties. The Company's future revenues and expenses may vary materially from historical rates.

At December 31, 2005 and 2004, the occupancy rates of the Company's same store properties were 90.1% and 89.5%, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	2005	2004	$ Change	% Change
		($ in 000's)		
REVENUES				
Same Store Properties	$251,046	$249,309	$ 1,737	0.7%
Acquired Properties	55,098	11,912	43,186	362.5%
Sold Properties	24,482	49,395	(24,913)	(50.4)%
Properties Not In-service	42,199	23,617	18,582	78.7%
Other	19,436	8,880	10,556	118.9%
	392,261	343,113	49,148	14.3%
Discontinued Operations	(66,731)	(75,105)	8,374	11.1%
Total Revenues	$325,530	$268,008	$ 57,522	21.5%

Revenues from same store properties remained relatively unchanged. Revenues from acquired properties increased $43.2 million due to the 240 industrial properties totaling approximately 29.3 million square feet of GLA acquired subsequent to December 31, 2003. Revenues from sold properties decreased $24.9 million due to the 193 industrial properties totaling approximately 20.2 million square feet of GLA sold subsequent to December 31, 2003. Revenues from properties not in service increased by approximately $18.6 million due primarily to build-to-suit-for-sale revenues of $16.2 million. Other revenues increased by approximately $10.6 million due primarily to an increase in joint venture fees due to new joint ventures and assignment fees.

	2005	2004	$ Change	% Change
		($ in 000's)		
PROPERTY EXPENSES				
Same Store Properties	$ 83,636	$ 80,051	$ 3,585	4.5%
Acquired Properties	15,702	3,756	11,946	318.1%
Sold Properties	8,823	16,661	(7,838)	(47.0)%
Properties Not In-service	26,161	8,739	17,422	199.4%
Other	11,871	6,543	5,328	81.4%
	146,193	115,750	30,443	26.3%
Discontinued Operations	(22,155)	(25,441)	3,286	(12.9)%
Total Property Expenses	$124,038	$ 90,309	$33,729	37.3%

Property expenses include real estate taxes, repairs and maintenance, property management, utilities, insurance, other property related expenses and expenses from build to suit development for sale. Property expenses from same store properties increased $3.6 million or 4.5% primarily due to an increase of $0.9 million in utility expense attributable to increases in gas and electric costs, an increase of $1.3 million in repair and maintenance attributable to increases in snow removal expense and an increase of $0.9 million in real estate tax expense. Property expenses from acquired properties increased by $11.9 million due to properties acquired subsequent to December 31, 2003. Property expenses from sold properties decreased by $7.8 million due to properties sold subsequent to December 31, 2003. Property expenses from properties not in service increased by approximately $17.4 million due primarily to build-to-suit-for-sale costs of $15.6 million. Other expenses increased $5.3 million due primarily to increases in employee compensation.

General and administrative expense increased by approximately $16.2 million, or 41.0%, due primarily to increases in employee compensation related to compensation for new employees as well as an increase in incentive compensation.

	2005	2004	$ Change	% Change
		($ in 000's)		
DEPRECIATION AND OTHER AMORTIZATION				
Same Store Properties	$ 77,329	$ 72,016	$ 5,313	7.4%
Acquired Properties	29,278	3,797	25,481	671.1%
Sold Properties	7,795	13,713	(5,918)	(43.2)%
Properties Not In-service and Other	12,228	9,740	2,488	25.5%
Corporate Furniture, Fixtures and Equipment	1,371	1,280	91	7.1%
	128,001	100,546	27,455	27.3%
Discontinued Operations	(22,281)	(20,607)	(1,674)	8.1%
Total Depreciation and Other Amortization	$105,720	$ 79,939	$25,781	32.3%

The increase in depreciation and other amortization for same store properties is due to an acceleration of depreciation and amortization on tenant improvements and leasing commissions for tenants who terminated leases early, an acceleration of amortization on in-place lease values related to leases for which the tenants did not renew and a net increase in leasing commissions and tenant improvements paid in 2005 and 2004. Depreciation and other amortization from acquired properties increased by $25.5 million due to properties acquired subsequent to December 31, 2003. Depreciation and other amortization from sold properties decreased by $5.9 million due to properties sold subsequent to December 31, 2003. Depreciation and other amortization for properties not in service and other increased $2.5 million due to developments substantially completed in 2004 and 2005. Amortization of corporate furniture, fixtures and equipment remained relatively unchanged.

Interest income decreased by approximately $2.1 million due primarily to a decrease in the average mortgage loans receivable outstanding during the year ended December 31, 2005, as compared to the year ended December 31, 2004.

The Company recognized a $0.6 million gain related to the settlement/mark-to-market of two interest rate protection agreements that the Company entered into during 2005 in order to hedge the change in value of a build to suit development project as well as $0.2 million in deferred gain that was reclassified out of other comprehensive income relating to a settled interest rate protection agreement that no longer qualified for hedge accounting.

In March 2004, the Company, through the Operating Partnership, entered into an interest rate protection agreement which fixed the interest rate on a forecasted offering of unsecured debt which it designated as a cash flow hedge. This interest rate protection agreement had a notional value of $73.5 million. In May 2004, the Company reduced the projected amount of the future debt offering and settled $24.5 million of this interest rate protection agreement for proceeds in the amount of $1.5 million which is recognized in net income for the year ended December 31, 2004. In November 2004, the Company settled an interest rate protection agreement for $0.3 million that had been designated as a cash flow hedge of $50.0 million of a forecasted debt issuance. Hedge ineffectiveness in the amount of $0.1 million, due to a mismatch in the forecasted debt issuance dates, was recognized in net income. The remaining $0.2 million was included in other comprehensive income and was reclassified into net income for the year ended December 31, 2005 as the hedge no longer qualified for hedge accounting.

Interest expense increased by approximately $9.7 million due primarily to an increase in the weighted average debt balance outstanding for the year ended December 31, 2005 ($1,690.2 million) as compared to the year ended December 31, 2004 ($1,522.9 million), an increase in the weighted average interest rate for the year ended December 31, 2005 (6.63%) as compared to the year ended December 31, 2004 (6.60%), partially offset by an increase in capitalized interest for the year ended December 31, 2005 due to an increase in development activities.

Amortization of deferred financing costs remained relatively unchanged.

The Company recognized a $0.08 million gain on the early retirement of debt for the year ended December 31, 2005. This includes $0.05 million write-off of financing fees associated with the Company's previous line of credit agreement which was amended and restated on August 23, 2005. The gain on early retirement of debt also includes a payment of $0.3 million of fees and a write-off of loan premium of $0.4 million on a $13.7 million mortgage loan which was assumed by the buyers of the related properties on July 13, 2005. The loss on early retirement of debt of approximately $0.5 million for the year ended December 31, 2004 is comprised of the write-off of unamortized deferred financing costs, a loan premium and a prepayment penalty related to the early pay off and retirement of a $4.8 million mortgage loan.

Equity in income of joint ventures decreased by approximately $33.6 million due primarily to the Company's allocation of gain and earn out from the sale of all the properties in the December 2001 Joint Venture and the Company's recognition of the deferred gain on its initial sale of certain properties to the December 2001 Joint Venture recognized in the year ended December 31, 2004.

The income tax provision (included in continuing operations, discontinued operations and gain on sale) increased by $12.0 million, in the aggregate, due primarily to an increase in the gain on sale of real estate and joint venture fees partially offset by an increase in general and administrative expense and interest expense in the Company's taxable REIT subsidiary.

The $29.6 million gain on sale of real estate for the year ended December 31, 2005 resulted from the sale of ten industrial properties and several land parcels that do not meet the criteria established by FAS 144 for inclusion in discontinued operations. The $16.8 million gain on sale of real estate for the year ended December 31, 2004 resulted from the sale of five industrial properties and several land parcels that do not meet the criteria established by FAS 144 for inclusion in discontinued operations.

The following table summarizes certain information regarding the industrial properties included in discontinued operations by the Company for the years ended December 31, 2005 and December 31, 2004.

	Year Ended December 31,	
	2005	2004
	($ in 000's)	
Total Revenues	$ 66,731	$ 75,105
Property Expenses	(22,155)	(25,441)
Interest Expense	(373)	(609)
Depreciation and Amortization	(22,281)	(20,607)
Provision for Income Taxes Allocable to Operations	(3,054)	(2,346)
Gain on Sale of Real Estate	132,139	88,245
Provision for Income Taxes Allocable to Gain on Sale	(20,529)	(8,659)
Income from Discontinued Operations	$130,478	$105,688

Income from discontinued operations, net of income taxes, for the year ended December 31, 2005 reflects the results of operations of industrial properties that were sold during the year ended December 31, 2006, the results of operations and gain on sale of real estate of $132.1 million relating to 86 industrial properties that were sold during the year ended December 31, 2005 and the results of operations of 25 properties that were identified as held for sale at December 31, 2006.

Income from discontinued operations, net of income taxes, for the year ended December 31, 2004 reflects the results of operations of industrial properties that were sold during the year ended December 31, 2006 and 2005, 25 properties that were identified as held for sale at December 31, 2006, the results of operations of industrial properties that were sold during the year ended December 31, 2004, as well as the gain on sale of real estate of $88.2 million from the 92 industrial properties which were sold during the year ended December 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006, the Company's cash and cash equivalents was approximately $16.1 million and restricted cash was approximately $16.0 million. Restricted cash is primarily comprised of gross proceeds from the sales of certain industrial properties. These sales proceeds will be disbursed as the Company exchanges industrial properties under Section 1031 of the Internal Revenue Code.

The Company has considered its short-term (one year or less) liquidity needs and the adequacy of its estimated cash flow from operations and other expected liquidity sources to meet these needs. The Company's 7.6% Notes due 2007, with an aggregate principal amount of $150.0 million, are due on May 15, 2007. The Company expects to satisfy the maturity of the 2007 Notes with the issuance of additional debt. With the exception of the 2007 Notes, the Company believes that its principal short-term liquidity needs are to fund normal recurring expenses, debt service requirements and the minimum distribution required to maintain the Company's REIT qualification under the Code. The Company anticipates that these needs will be met with cash flows provided by operating activities.

The Company expects to meet long-term (greater than one year) liquidity requirements such as property acquisitions, developments, scheduled debt maturities, major renovations, expansions and other nonrecurring capital improvements through the disposition of select assets, the issuance of long-term unsecured indebtedness and the issuance of additional equity securities. As of December 31, 2006 and February 22, 2007, $215.4 million of common stock, preferred stock and depositary shares and approximately $300.0 million of debt securities were registered and unissued under the Securities Act of 1933, as amended. The Company also may finance the development or acquisition of additional properties through borrowings under the Unsecured Line of Credit I. At December 31, 2006, borrowings under the Unsecured Line of Credit I bore interest at a weighted average interest rate of 6.058%. The Unsecured Line of Credit bear interest at a floating rate of LIBOR plus .625% or the Prime Rate, at the Company's election. As of February 22, 2007, the Company had approximately $210.6 million available in additional borrowings under the Unsecured Line of Credit I. The Unsecured Line of Credit I contains certain financial covenants relating to debt service coverage, market value net worth, dividend payout ratio and total funded indebtedness. The Company's access to borrowings may be limited if it fails to meet any of these covenants. Also, the Company's borrowing rate on its Unsecured Line of Credit I may increase in the event of a downgrade on the Company's unsecured notes by the rating agencies.

The Company currently has credit ratings from Standard & Poor's, Moody's and Fitch Ratings of BBB/Baa2/BBB, respectively. The Company's goal is to maintain its existing credit ratings. In the event of a downgrade, management believes the Company would continue to have access to sufficient capital; however, the Company's cost of borrowing would increase and its ability to access certain financial markets may be limited.

Year Ended December 31, 2006

Net cash provided by operating activities of approximately $59.6 million for the year ended December 31, 2006 was comprised primarily of net income before minority interest of approximately $125.6 million and net distributions from joint ventures of $1.0 million, offset by the net change in operating assets and liabilities of approximately $4.6 million and adjustments for non-cash items of approximately $62.4 million. The adjustments for the non-cash items of approximately $62.4 million are primarily comprised of the gain on sale of real estate of approximately $219.5 million and the effect of the straight-lining of rental income of approximately $10.2 million, offset by depreciation and amortization of approximately $165.0 million and the provision for bad debt of $2.3 million.

Net cash provided by investing activities of approximately $129.1 million for the year ended December 31, 2006 was comprised primarily of the net proceeds from the sale of real estate, the repayment of mortgage loans receivable, decrease in restricted cash that is held by an intermediary for Section 1031 exchange purposes, and distributions from the Company's industrial real estate joint ventures, partially offset by the acquisition of real estate, development of real estate, capital expenditures related to the expansion and improvement of existing real estate, contributions to, and investments in, the Company's industrial real estate joint ventures.

During the year ended December 31, 2006, the Company acquired 91 industrial properties comprising approximately 10.5 million square feet of GLA and several land parcels. The purchase price of these acquisitions totaled approximately $610.7 million, excluding costs incurred in conjunction with the acquisition of the industrial properties and land parcels. The Company also substantially completed the development of 15 industrial properties comprising approximately 5.0 million square feet of GLA at an estimated cost of approximately $188.6 million.

The Company, through wholly-owned limited liability companies in which the Operating Partnership is the sole member, contributed approximately $32.8 million to, and received distributions of approximately $51.4 million from, the Company's industrial real estate joint ventures. As of December 31, 2006, the Company's industrial real estate joint ventures owned 255 industrial properties comprising approximately 26.0 million square feet of GLA.

During the year ended December 31, 2006, the Company sold 125 industrial properties comprising approximately 17.1 million square feet of GLA and several land parcels. Gross proceeds from the sales of the 125 industrial properties and several land parcels were approximately $946.8 million.

Net cash used in financing activities of approximately $180.8 million for the year ended December 31, 2006 was derived primarily by the redemption of preferred stock, common and preferred stock dividends and unit distributions, net repayments under the Company's Unsecured Lines of Credit, the repayments of senior unsecured debt, the repurchase of restricted stock from employees of the Company to pay for withholding taxes on the vesting of restricted stock and repayments on mortgage loans payable, partially offset by the net proceeds from the issuance of senior unsecured debt and preferred stock and the net proceeds from the exercise of stock options.

For the year ended December 31, 2006, certain directors and employees of the Company exercised 125,780 non-qualified employee stock options. Net proceeds to the Company were approximately $3.7 million.

During the year ended December 31, 2006, the Company awarded 303,142 shares of restricted common stock to certain employees and 16,232 shares of restricted common stock to certain directors. These shares of restricted common stock had a fair value of approximately $12.2 million on the date of grant. The restricted common stock vests over a period of three years for awards granted to employees and generally over a period of five years for awards granted to directors. Compensation expense will be charged to earnings over the respective vesting periods.

On January 10, 2006, the Company, through the Operating Partnership, paid off and retired the 2005 Unsecured Line of Credit II, which had a borrowing capacity of $125.0 million and matured on March 15, 2006.

On January 10, 2006, the Company, through the Operating Partnership, issued the 2016 Notes. Net of offering costs, the Company received net proceeds of $197.5 million from the issuance of 2016 Notes. In December 2005, the Company also entered into interest rate protection agreements which were used to fix the interest rate on the 2016 Notes prior to issuance. The Company settled the interest rate protection agreements on January 9, 2006 for a payment of approximately $1.7 million which is included in other comprehensive income.

On January 13, 2006, the Company redeemed the Series I Preferred Stock for $242,875.00 per share, and paid a prorated first quarter dividend of $470.667 per share, totaling approximately $0.4 million. The Operating Partnership also redeemed the Series I Preferred Units.

On January 13, 2006, the Company issued 6,000,000 Depositary Shares, each representing 1/10,000th of a share of the Company's 7.25%, $0.01 par value, Series J Cumulative Redeemable Preferred Stock (the "Series J Preferred Stock"), at an initial offering price of $25.00 per Depositary Share.

On August 21, 2006, the Company issued 2,000,000 Depositary Shares, each representing 1/10,000th of a share of the Company's 7.25%, $.01 par value, Series K Flexible Cumulative Redeemable Preferred Stock (the "Series K Preferred Stock"), at an initial offering price of $25.00 per Depositary Share.

On September 25, 2006, the Company, through the Operating Partnership issued $175.0 million of senior unsecured debt which bears interest at 4.625% (the "Exchangeable Notes"). Under certain circumstances, the holders of the Exchangeable Notes may exchange their notes for cash up to their principal amount and shares of the Company's common stock for the remainder of the exchange value in excess of the principal amount. The Company also granted the initial purchasers of the 2011 Exchangeable Notes an option exercisable until October 4, 2006 to purchase up to an additional $25,000 principal amount of the 2011 Exchangeable Notes to cover over-allotments, if any (the "Over-allotment Option"). On October 3, 2006, the initial purchasers of the 2011 Exchangeable Notes exercised their Over-Allotment Option with respect to $25,000 in principal amount of the 2011 Exchangeable Notes. With the exercise of the Over-Allotment Option, the aggregate principal amount of 2011 Exchangeable Notes issued and outstanding is $200,000. In connection with the offering of the Exchangeable Notes, the Operating Partnership entered into capped call transactions in order to increase the effective exchange price. The aggregate cost of the capped call transactions was approximately $6.8 million.

Contractual Obligations and Commitments

The following table lists our contractual obligations and commitments as of December 31, 2006 (In thousands):

		Payments Due by Period			
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Operating and Ground Leases*	$ 41,649	$ 2,561	$ 4,417	$ 3,504	$ 31,167
Real Estate Development*	101,050	101,050	—	—	—
Long-term Debt	1,847,077	152,884	343,112	422,905	928,176
Interest Expense on Long-Term Debt*	921,160	100,967	189,078	162,359	468,756
Total	$2,910,936	$357,462	$536,607	$588,768	$1,428,099

* Not on balance sheet.

Off-Balance Sheet Arrangements

Letters of credit are issued in most cases as pledges to governmental entities for development purposes or to support purchase obligations. At December 31, 2006, the Company has $9.0 million in outstanding letters of credit, none of which are reflected as liabilities on the Company's balance sheet. The Company has no other off-balance sheet arrangements other than those disclosed on the Contractual Obligations and Commitments table above.

Environmental

The Company incurred environmental costs of approximately $0.6 million and $0.4 million in 2006 and 2005, respectively. The Company estimates 2007 costs of approximately $0.7 million. The Company estimates that the aggregate cost which needs to be expended in 2007 and beyond with regard to currently identified environmental issues will not exceed approximately $2.0 million, a substantial amount of which will be the primary responsibility of the tenant, the seller to the Company or another responsible party.

Inflation

For the last several years, inflation has not had a significant impact on the Company because of the relatively low inflation rates in the Company's markets of operation. Most of the Company's leases require the tenants to pay their share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing the Company's exposure to increases in costs and operating expenses resulting from inflation. In addition, many of the outstanding leases expire within six years which may enable the Company to replace existing leases with new leases at higher base rentals if rents of existing leases are below the then-existing market rate.

Market Risk

The following discussion about the Company's risk-management activities includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

This analysis presents the hypothetical gain or loss in earnings, cash flows or fair value of the financial instruments and derivative instruments which are held by the Company at December 31, 2006 that are sensitive to changes in the interest rates. While this analysis may have some use as a benchmark, it should not be viewed as a forecast.

In the normal course of business, the Company also faces risks that are either non-financial or non-quantifiable. Such risks principally include credit risk and legal risk and are not represented in the following analysis.

At December 31, 2006, $1,627.7 million (approximately 88.7% of total debt at December 31, 2006) of the Company's debt was fixed rate debt and $207.0 million (approximately 11.3% of total debt at December 31, 2006) was variable rate debt. Currently, the Company does not enter into financial instruments for trading or other speculative purposes.

For fixed rate debt, changes in interest rates generally affect the fair value of the debt, but not earnings or cash flows of the Company. Conversely, for variable rate debt, changes in the interest rate generally do not impact the fair value of the debt, but would affect the Company's future earnings and cash flows. The interest rate risk and changes in fair market value of fixed rate debt generally do not have a significant impact on the Company until the Company is required to refinance such debt. See Note 5 to the consolidated financial statements for a discussion of the maturity dates of the Company's various fixed rate debt.

Based upon the amount of variable rate debt outstanding at December 31, 2006, a 10% increase or decrease in the interest rate on the Company's variable rate debt would decrease or increase, respectively, future net income and cash flows by approximately $1.3 million per year. A 10% increase in interest rates would decrease the fair value of the fixed rate debt at December 31, 2006 by approximately $55.2 million to $1,659.9 million. A 10% decrease in interest rates would increase the fair value of the fixed rate debt at December 31, 2006 by approximately $59.1 million to $1,774.2 million.

The use of derivative financial instruments allows the Company to manage risks of increases in interest rates with respect to the effect these fluctuations would have on our earnings and cash flows. As of December 31, 2006, we had two outstanding interest rate swaps with aggregate notional amount of $145.8 million which fix the interest rate on a forecasted offering of debt.

Subsequent Events

On January 2, 2007, the Company paid fourth quarter 2006 dividends of $53.91 per share ($0.5391 per Depositary Share) on its Series C Preferred Stock, totaling, in the aggregate, approximately $1.1 million; a dividend of $4,531.30 per share ($0.4531 per Depositary Share) on its Series J Preferred Stock, totaling, in the aggregate, approximately $2.7 million; and a dividend of $4,531.30 per share ($0.4531 per Depositary Share) on its Series K Preferred Stock, totaling, in the aggregate, approximately $0.9 million.

On January 22, 2007, the Company and the Operating Partnership paid a fourth quarter 2006 distribution of $.7100 per share, totaling approximately $36.6 million.

On February 28, 2007, the Company declared a first quarter 2007 distribution of $.7100 per common share/unit on its common stock/units which is payable on April 16, 2007. The Company also declared first quarter 2007 dividends of $53.91 per share ($0.5391 per Depositary Share), on its Series C Preferred Stock, totaling, in the aggregate, approximately $1.1 million, which is payable on April 2, 2007; semi-annual dividends of $3,118.00 per share ($31.1800 per Depositary Share) on its Series F Preferred Stock, totaling, in the aggregate, approximately $1.6 million, which is payable on April 2, 2007; semi-annual dividends of $3,618.00 per share ($36.1800 per Depositary Share) on its Series G Preferred Stock, totaling, in the aggregate, approximately $0.9 million, which is payable on April 2, 2007; a dividend of $4,531.30 per share ($0.4531 per Depositary Share) on its Series J Preferred Stock, totaling, in the aggregate, approximately $2.7, which is payable on April 2, 2007; and a dividend of $4,531.30 per share ($0.4531 per Depositary Share) on its Series K Preferred Stock, totaling, in the aggregate, approximately $0.9 million, which is payable on April 2, 2007.

From January 1, 2007 to February 22, 2007, the Company awarded 1,598 shares of restricted common stock to certain Directors. These shares of restricted common stock had a fair value of approximately $0.1 million on the date of grant. The restricted common stock vests over a period of five years. Compensation expense will be charged to earnings over the respective vesting period.

From January 1, 2007 to February 22, 2007, the Company acquired 55 industrial properties (including 41 properties in connection with the purchase of the 90% equity interest from the institutional investor in the September 1998 Joint Venture on January 31, 2007) and several land parcels for a total estimated investment of approximately $135.9 million. The Company also sold 14 industrial properties for approximately $74.4 million of gross proceeds during this period.

Related Party Transactions

The Company periodically engages in transactions for which CB Richard Ellis, Inc. acts as a broker. A relative of Michael W. Brennan, the President and Chief Executive Officer and a director of the Company, is an employee of CB Richard Ellis, Inc. For the years ended December 31, 2006, 2005 and 2004 this relative received approximately $0.3, $0.3, and $0.03 million in brokerage commissions.

Other

In February 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 155, *"Accounting for Certain Hybrid Financial Instruments"* which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." This statement:

a. Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

b. Clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133;

c. Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

d. Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

e. Amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not expect that the implementation of this statement will have a material effect on the Company's consolidated financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, *"Accounting for Servicing of Financial Assets"* which amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, ("FAS 140") with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement was issued to simplify the accounting for servicing rights and reduce the volatility that results from the use of different measurements attributes for servicing rights and the related financial instruments used to economically hedge risks associated with those servicing rights. The statement clarifies when to separately account for servicing rights, requires separately recognized servicing rights to be initially measured at fair value, and provides the option to subsequently account for those servicing rights at either fair value or under the amortization method previously required under FAS 140. An entity should adopt this statement as of the beginning of its first fiscal year that begins after September 15, 2006. The Company does not expect that the implementation of this statement will have a material effect on the Company's consolidated financial position or results of operations.

In June 2006, the FASB issued FIN 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, "Accounting for Income Taxes." The evaluation of a tax position in accordance with FIN 48 is a two-step process. First, the Company determines whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. Second, a tax position that meets the more-likely-than-not threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent reporting period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent reporting period in which the threshold is no longer met. The Company is required to apply the guidance of FIN 48 beginning January 1, 2007. The Company is currently evaluating what impact the application of FIN 48 will have on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* which establishes a common definition of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. The Company does not expect that the implementation of this statement will have a material effect on the Company's consolidated financial position or results of operations.

In December 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") regarding EITF 00-19-2, *"Accounting for Registration Payment Arrangements."* The guidance specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, *"Accounting for*

Contingencies". The guidance is effective for periods beginning after December 15, 2006. EITF 00-19-2 is not expected to impact the Company's results of operations, financial position, or liquidity.

RISK FACTORS

The Company's operations involve various risks that could adversely affect its financial condition, results of operations, cash flow, ability to pay distributions on its common stock and the market price of its common stock. These risks, among others contained in the Company's other filings with the SEC, include:

Real estate investments' value fluctuates depending on conditions in the general economy and the real estate business. These conditions may limit the Company's revenues and available cash.

The factors that affect the value of the Company's real estate and the revenues the Company derives from its properties include, among other things:

- general economic conditions;
- local conditions such as oversupply or a reduction in demand in an area;
- the attractiveness of the properties to tenants;
- tenant defaults;
- zoning or other regulatory restrictions;
- competition from other available real estate;
- our ability to provide adequate maintenance and insurance; and
- increased operating costs, including insurance premiums and real estate taxes.

Many real estate costs are fixed, even if income from properties decreases.

The Company's financial results depend on leasing space to tenants on terms favorable to the Company. The Company's income and funds available for distribution to its stockholders will decrease if a significant number of the Company's tenants cannot pay their rent or the Company is unable to lease properties on favorable terms. In addition, if a tenant does not pay its rent, the Company may not be able to enforce its rights as landlord without delays and the Company may incur substantial legal costs. Costs associated with real estate investment, such as real estate taxes and maintenance costs, generally are not reduced when circumstances cause a reduction in income from the investment. For the year ended December 31, 2006, approximately 69.4% of the Company's gross revenues from continuing operations came from rentals of real property.

The Company may be unable to sell properties when appropriate because real estate investments are not as liquid as certain other types of assets.

Real estate investments generally cannot be sold quickly and, therefore, will tend to limit the Company's ability to adjust its property portfolio promptly in response to changes in economic or other conditions. The inability to respond promptly to changes in the performance of the Company's property portfolio could adversely affect the Company's financial condition and ability to service debt and make distributions to its stockholders. In addition, like other companies qualifying as REITs under the Internal Revenue Code, the Company must comply with the safe harbor rules relating to the number of properties disposed of in a year, their tax basis and the cost of improvements made to the properties, or meet other tests which enable a REIT to avoid punitive taxation on the sale of assets. Thus, the Company's ability at any time to sell assets may be restricted.

The Company may be unable to sell properties on advantageous terms.

The Company has sold to third parties a significant number of properties in recent years and, as part of its business, the Company intends to continue to sell properties to third parties. The Company's ability to sell properties on advantageous terms depends on factors beyond the Company's control, including competition from other sellers and the availability of attractive financing for potential buyers of the Company's properties. If the Company is unable to sell properties on favorable terms or redeploy the proceeds of property sales in accordance with the Company's business strategy, then the Company's financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, the Company's common stock could be adversely affected.

The Company has also sold to its joint ventures a significant number of properties in recent years and, as part of its business, the Company intends to continue to sell properties to its joint ventures as opportunities arise. If the Company does not have sufficient properties available that meet the investment criteria of current or future joint ventures, or if the joint ventures have reduced or do not have access to capital on favorable terms, then such sales could be delayed or prevented, adversely affecting the Company's financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, the Company's common stock.

The Company may be unable to acquire properties on advantageous terms or acquisitions may not perform as the Company expects.

The Company acquires and intends to continue to acquire primarily industrial properties. The acquisition of properties entails various risks, including the risks that the Company's investments may not perform as expected and that the Company's cost estimates for bringing an acquired property up to market standards may prove inaccurate. Further, the Company faces significant competition for attractive investment opportunities from other well-capitalized real estate investors, including both publicly-traded REITs and private investors. This competition increases as investments in real estate become attractive relative to other forms of investment. As a result of competition, the Company may be unable to acquire additional properties as it desires or the purchase price may be elevated. In addition, the Company expects to finance future acquisitions through a combination of borrowings under its revolving line of credit ("Unsecured Line of Credit I"), proceeds from equity or debt offerings by the Company and proceeds from property sales, which may not be available and which could adversely affect the Company's cash flow. Any of the above risks could adversely affect the Company's financial condition, results of operations, cash flow and ability to pay dividends on, and the market value of, the Company's common stock.

The Company may be unable to complete development and re-development projects on advantageous terms.

As part of its business, the Company develops new and re-develops existing properties. In addition, the Company has sold to third parties or sold to the Company's joint ventures a significant number of development and re-development properties in recent years, and the Company intends to continue to sell such properties to third parties or to sell such properties to the Company's joint ventures as opportunities arise. The real estate development and re-development business involves significant risks that could adversely affect the Company's financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of the Company's common stock, which include:

- the Company may not be able to obtain financing for development projects on favorable terms and complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in leasing the properties and generating cash flow;

- the Company may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations;

- the properties may perform below anticipated levels, producing cash flow below budgeted amounts and limiting the Company's ability to sell such properties to third parties or to sell such properties to the Company's joint ventures.

The Company may be unable to renew leases or find other lessees.

The Company is subject to the risks that, upon expiration, leases may not be renewed, the space subject to such leases may not be relet or the terms of renewal or reletting, including the cost of required renovations, may be less favorable than expiring lease terms. If the Company were unable to promptly renew a significant number of expiring leases or to promptly relet the space covered by such leases, or if the rental rates upon renewal or reletting were significantly lower than the current rates, the Company's cash, funds from operations, and ability to make expected distributions to stockholders might be adversely affected. As of December 31, 2006, leases with respect to approximately 12.6 million, 12.3 million and 10.0 million square feet of GLA, representing 20%, 19% and 16% of GLA, expire in the remainder of 2007, 2008 and 2009, respectively.

The Company might fail to qualify or remain qualified as a REIT.

The Company intends to operate so as to qualify as a REIT under the Code. Although the Company believes that it is organized and will operate in a manner so as to qualify as a REIT, qualification as a REIT involves the satisfaction of numerous requirements, some of which must be met on a recurring basis. These requirements are established under highly technical and complex Code provisions of which there are only limited judicial or administrative interpretations and involve the determination of various factual matters and circumstances not entirely within the Company's control.

The Company (through one of its subsidiary partnerships) entered into certain development agreements in 2000 through 2003, the performance of which has been completed. Under these agreements, the Company provided services to unrelated third parties and certain payments were made by the unrelated third parties for services provided by certain contractors hired by the Company. The Company believes that these payments were properly characterized by it as reimbursements for costs incurred by it on behalf of the third parties and do not constitute gross income and did not prevent the Company from satisfying the gross income requirements of the REIT provisions (the "gross income tests"). The Company has brought this matter to the attention of the Internal Revenue Service (the "IRS"). The IRS has not challenged or expressed any interest in challenging the Company's view on this matter.

Employees of the Operating Partnership, a subsidiary partnership of the Company (the "Service Employees"), have been providing certain acquisition and disposition services since 2004 and certain leasing and property management services since 1997 to one of the Company's taxable REIT subsidiaries (the "TRS"), and have also been providing certain of these services (or similar services) to joint ventures in which First Industrial, L.P. owns a minority interest or to unrelated parties. In determining whether it satisfied the gross income tests for certain years, the Company has taken and intends to take the position that the costs of the Service Employees should be shared between First Industrial, L.P. and the TRS and that no fee income should be imputed to the Company as a result of such arrangement. However, because certain of these services (or similar services) have also been performed for the joint ventures or unrelated parties described above, there can be no assurance that the IRS will not successfully challenge this position. First Industrial, L.P. has taken and intends to continue to take appropriate steps to address this issue going forward, but there can be no assurance that any such steps will adequately resolve this issue.

If the IRS were to challenge either of the positions described in the two preceding paragraphs and were successful, the Company could be found not to have satisfied the gross income tests in one or more of its taxable years. If the Company were found not to have satisfied the gross income tests, it could be subject to a penalty tax. However, such noncompliance should not adversely affect the Company's status as a REIT as long as such noncompliance was due to reasonable cause and not to willful neglect and certain other requirements were met. The

Company believes that, in both situations, any such noncompliance was due to reasonable cause and not willful neglect and that such other requirements were met.

If the Company were to fail to qualify as a REIT in any taxable year, it would be subject to federal income tax, including any applicable alternative minimum tax, on its taxable income at corporate rates. This could result in a discontinuation or substantial reduction in dividends to stockholders and in cash to pay interest and principal on debt securities that the Company issues. Unless entitled to relief under certain statutory provisions, the Company would be disqualified from electing treatment as a REIT for the four taxable years following the year during which it failed to qualify as a REIT.

Certain property transfers may generate prohibited transaction income, resulting in a penalty tax on the gain attributable to the transaction.

As part of its business, the Company (through the Operating Partnership) sells properties to third parties or sells properties to the Company's joint ventures as opportunities arise. Under the Code, a 100% penalty tax could be assessed on the gain resulting from sales of properties that are deemed to be prohibited transactions. The question of what constitutes a prohibited transaction is based on the facts and circumstances surrounding each transaction. The IRS could contend that certain sales of properties by the Company are prohibited transactions. While the Company's management does not believe that the IRS would prevail in such a dispute, if the matter were successfully argued by the IRS, the 100% penalty tax could be assessed against the profits from these transactions. In addition, any income from a prohibited transaction may adversely affect the Company's ability to satisfy the income tests for qualification as a REIT.

The REIT distribution requirements may require the Company to turn to external financing sources.

The Company could, in certain instances, have taxable income without sufficient cash to enable it to meet the distribution requirements of the REIT provisions of the Code. In that situation, the Company could be required to borrow funds or sell properties on adverse terms in order to meet those distribution requirements. In addition, because the Company must distribute to its stockholders at least 90% of the Company's REIT taxable income each year, the Company's ability to accumulate capital may be limited. Thus, in connection with future acquisitions, the Company may be more dependent on outside sources of financing, such as debt financing or issuances of additional capital stock, which may or may not be available on favorable terms. Additional debt financings may substantially increase the Company's leverage and additional equity offerings may result in substantial dilution of stockholders' interests.

Debt financing, the degree of leverage and rising interest rates could reduce the Company's cash flow.

Where possible, the Company intends to continue to use leverage to increase the rate of return on the Company's investments and to allow the Company to make more investments than it otherwise could. The Company's use of leverage presents an additional element of risk in the event that the cash flow from the Company's properties is insufficient to meet both debt payment obligations and the distribution requirements of the REIT provisions of the Code. In addition, rising interest rates would reduce the Company's cash flow by increasing the amount of interest due on its floating rate debt and on its fixed rate debt as it matures and is refinanced.

Cross-collateralization of mortgage loans could result in foreclosure on substantially all of the Company's properties if the Company is unable to service its indebtedness.

If the Operating Partnership decides to obtain additional debt financing in the future, it may do so through mortgages on some or all of its properties. These mortgages may be issued on a recourse, non-recourse or cross-collateralized basis. Cross-collateralization makes all of the subject properties available to the lender in order to satisfy the Company's debt. Holders of indebtedness that is so secured will have a claim against these properties. To the extent indebtedness is cross-collateralized, lenders may seek to foreclose upon properties that are not the primary collateral for their loan, which may, in turn, result in acceleration of other indebtedness secured by properties. Foreclosure of properties would result in a loss of income and asset value to the Company, making it difficult for it to meet both debt payment obligations and the distribution requirements of the REIT provisions of the Code. As of December 31, 2006, none of the Company's current indebtedness was cross-collateralized.

The Company may have to make lump-sum payments on its existing indebtedness.

The Company is required to make the following lump-sum or "balloon" payments under the terms of some of its indebtedness, including the Operating Partnership's:

- $50 million aggregate principal amount of 7.75% Notes due 2032 (the "2032 Notes")
- $200 million aggregate principal amount of 7.60% Notes due 2028 (the "2028 Notes")
- approximately $15 million aggregate principal amount of 7.15% Notes due 2027 (the "2027 Notes")
- $100 million aggregate principal amount of 7.50% Notes due 2017 (the "2017 Notes")
- $200 million aggregate principal amount of 5.75% Notes due 2016 (the "2016 Notes")
- $125 million aggregate principal amount of 6.42% Notes due 2014 (the "2014 Notes")
- $200 million aggregate principal amount of 6.875% Notes due 2012 (the "2012 Notes")
- $200 million aggregate principal amount of 4.625% Notes due 2011 (the "2011 Exchangeable Notes")
- $200 million aggregate principal amount of 7.375% Notes due 2011 (the "2011 Notes")
- $125 million aggregate principal amount of 5.25% Notes due 2009 (the "2009 Notes")
- $150 million aggregate principal amount of 7.60% Notes due 2007 (the "2007 Notes")
- a $500 million unsecured revolving credit facility (the "Unsecured Line of Credit I") under which First Industrial Realty Trust, Inc., through the Operating Partnership, may borrow to finance the acquisition of additional properties and for other corporate purposes, including working capital.

The Unsecured Line of Credit I provides for the repayment of principal in a lump-sum or "balloon" payment at maturity in 2008. Under the Unsecured Line of Credit I, the Operating Partnership has the right, subject to certain conditions, to increase the aggregate commitment by up to $100.0 million. As of December 31, 2006, $207.0 million was outstanding under the Unsecured Line of Credit I at a weighted average interest rate of 6.058%.

The Company's ability to make required payments of principal on outstanding indebtedness, whether at maturity or otherwise, may depend on its ability either to refinance the applicable indebtedness or to sell properties. The Company has no commitments to refinance the 2007 Notes, the 2009 Notes, the 2011 Notes, the 2011 Exchangeable Notes, the 2012 Notes, the 2014 Notes, the 2016 Notes, the 2017 Notes, the 2027 Notes, the 2028 Notes, the 2032 Notes or the Unsecured Line of Credit I. Some of the existing debt obligations, other than those discussed above, of the Company, through the Operating Partnership, are secured by the Company's properties, and therefore such obligations will permit the lender to foreclose on those properties in the event of a default.

There is no limitation on debt in the Company's organizational documents.

The organizational documents of the Company do not contain any limitation on the amount or percentage of indebtedness the Company may incur. Accordingly, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's ability to make expected distributions to stockholders and in an increased risk of default on the Company's obligations. As of December 31, 2006, the Company's ratio of debt to its total market capitalization was 40.1%. The Company computes that percentage by calculating its total consolidated debt as a percentage of the aggregate market value of all outstanding shares of the Company's common stock, assuming the exchange of all limited partnership units of the Operating Partnership for common stock, plus the aggregate stated value of all outstanding shares of preferred stock and total consolidated debt.

Rising interest rates on the Company's Unsecured Line of Credit could decrease the Company's available cash.

The Company's Unsecured Line of Credit I bears interest at a floating rate. As of December 31, 2006, the Company's Unsecured Line of Credit I had an outstanding balance of $207.0 million at a weighted average interest rate of 6.058%. The Company's Unsecured Line of Credit I bears interest at the Prime Rate or at the LIBOR plus .625%. Based on an outstanding balance on the Company's Unsecured Line of Credit I as of December 31, 2006, a 10% increase in interest rates would increase interest expense by $1.3 million on an annual basis. Increases in the interest rate payable on balances outstanding under the Unsecured Line of Credit I would decrease the Company's cash available for distribution to stockholders.

Earnings and cash dividends, asset value and market interest rates affect the price of the Company's common stock.

As a real estate investment trust, the market value of the Company's common stock, in general, is based primarily upon the market's perception of the Company's growth potential and its current and potential future earnings and cash dividends. The market value of the Company's common stock is based secondarily upon the market value of the Company's underlying real estate assets. For this reason, shares of the Company's common stock may trade at prices that are higher or lower than the Company's net asset value per share. To the extent that the Company retains operating cash flow for investment purposes, working capital reserves, or other purposes, these retained funds, while increasing the value of the Company's underlying assets, may not correspondingly increase the market price of the Company's common stock. The Company's failure to meet the market's expectations with regard to future earnings and cash dividends likely would adversely affect the market price of the Company's common stock. Further, the distribution yield on the common stock (as a percentage of the price of the common stock) relative to market interest rates may also influence the price of the Company's common stock. An increase in market interest rates might lead prospective purchasers of the Company's common stock to expect a higher distribution yield, which would adversely affect the market price of the Company's common stock. Additionally, if the market price of the Company's common stock declines significantly, then the Company might breach certain covenants with respect to its debt obligations, which could adversely affect the Company's liquidity and ability to make future acquisitions and the Company's ability to pay dividends to its stockholders.

The Company may incur unanticipated costs and liabilities due to environmental problems.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be liable for the costs of clean-up of certain conditions relating to the presence of hazardous or toxic materials on, in or emanating from a property, and any related damages to natural resources. Environmental laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous or toxic materials. The presence of such materials, or the failure to address those conditions properly, may adversely affect the ability to rent or sell the property or to borrow using a property as collateral. Persons who dispose of or arrange for the disposal or treatment of hazardous or toxic materials may also be liable for the costs of clean-up of such materials, or for related natural resource damages, at or from an off-site disposal or treatment facility, whether or not the facility is owned or operated by those persons. No assurance can be given that existing environmental assessments with respect to any of the Company's properties reveal all environmental liabilities, that any prior owner or operator of any of the properties did not create any material environmental condition not known to the Company or that a material environmental condition does not otherwise exist as to any of the Company's properties.

The Company's insurance coverage does not include all potential losses.

The Company currently carries comprehensive insurance coverage including property, boiler & machinery, liability, fire, flood, terrorism, earthquake, extended coverage and rental loss as appropriate for the markets where each of the Company's properties and their business operations are located. The insurance coverage contains policy specifications and insured limits customarily carried for similar properties and business activities. The Company believes its properties are adequately insured. However, there are certain losses, including losses from earthquakes, hurricanes, floods, pollution, acts of war, acts of terrorism or riots, that are not generally insured against or that are not generally fully insured against because it is not deemed to be economically feasible or prudent to do so. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of the Company's properties, the Company could experience a significant loss of capital invested and potential revenues from these properties, and could potentially remain obligated under any recourse debt associated with the property.

The Company is subject to risks and liabilities in connection with its investments in properties through joint ventures.

As of December 31, 2006, the Company's six joint ventures owned approximately 26.0 million square feet of properties. As of December 31, 2006, the Company's investment in joint ventures exceeded $55 million in the aggregate, and for the year ended December 31, 2006, the Company's equity in income of joint ventures exceeded $30 million. The Company's organizational documents do not limit the amount of available funds that the Company may invest in joint ventures and the Company intends to continue to develop and acquire properties through joint ventures with other persons or entities when warranted by the circumstances. Joint venture investments, in general, involve certain risks, including:

- co-members or joint venturers may share certain approval rights over major decisions;
- co-members or joint venturers might fail to fund their share of any required capital commitments;
- co-members or joint venturers might have economic or other business interests or goals that are inconsistent with the Company's business interests or goals that would affect its ability to operate the property;
- co-members or joint venturers may have the power to act contrary to the Company's instructions, requests, policies or objectives, including our current policy with respect to maintaining our qualification as a real estate investment trust;
- the joint venture agreements often restrict the transfer of a member's or joint venturer's interest or "buy-sell" or may otherwise restrict our ability to sell the interest when we desire or on advantageous terms;
- disputes between the Company and its co-members or joint venturers may result in litigation or arbitration that would increase the Company's expenses and prevent its officers and directors from focusing their time and effort on the Company's business and subject the properties owned by the applicable joint venture to additional risk; and
- the Company may in certain circumstances be liable for the actions of its co-members or joint venturers.

The occurrence of one or more of the events described above could adversely affect the Company's financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, its common stock.

In addition, joint venture investments in real estate involve all of the risks related to the ownership, acquisition, development, sale and financing of real estate discussed in the risk factors above. To the extent the Company's investments in joint ventures are adversely affected by such risks, the Company's financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, its common stock could be adversely affected.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's periodic reports pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required financial disclosure.

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based upon this evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management of the Company has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making its assessment of internal control over financial reporting, management used the criteria described in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management of the Company has concluded that, as of December 31, 2006, the Company's internal control over financial reporting was effective.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein. See Report of Independent Registered Public Accounting Firm on page B29-30.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting that occurred during the fourth quarter of 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
First Industrial Realty Trust, Inc.:

We have completed integrated audits of First Industrial Realty Trust, Inc.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of First Industrial Realty Trust, Inc. and its subsidiaries ("the Company") at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation in fiscal 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing on page B-28 of the 2006 Annual Report to Stockholders, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 1, 2007

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
	(Dollars in thousands, except share and per share data)	
ASSETS		
Assets:		
Investment in Real Estate:		
Land	$ 558,425	$ 541,406
Buildings and Improvements	2,626,284	2,653,281
Construction in Progress	35,019	66,074
Less: Accumulated Depreciation	(465,418)	(410,566)
Net Investment in Real Estate	2,754,310	2,850,195
Real Estate Held for Sale, Net of Accumulated Depreciation and Amortization of $9,688 and $1,622 at December 31, 2006 and December 31, 2005	115,961	16,840
Cash and Cash Equivalents	16,135	8,237
Restricted Cash	15,970	29,581
Tenant Accounts Receivable, Net	8,014	8,897
Investments in Joint Ventures	55,527	44,241
Deferred Rent Receivable, Net	28,839	24,910
Deferred Financing Costs, Net	15,210	10,909
Deferred Leasing Intangibles, Net	86,265	78,537
Prepaid Expenses and Other Assets, Net	128,168	153,896
Total Assets	$3,224,399	$3,226,243
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Mortgage Loans Payable, Net	$ 77,926	$ 57,309
Senior Unsecured Debt, Net	1,549,732	1,298,893
Unsecured Lines of Credit	207,000	457,500
Accounts Payable and Accrued Expenses	119,027	110,560
Deferred Leasing Intangibles, Net	19,486	24,307
Rents Received in Advance and Security Deposits	30,844	32,283
Leasing Intangibles Held for Sale Net of Accumulated Amortization of $183 at December 31, 2006	2,310	—
Dividends Payable	42,548	39,509
Total Liabilities	2,048,873	2,020,361
Commitments and Contingencies	—	—
Minority Interest	152,547	162,320
Stockholders' Equity:		
Preferred Stock ($0.01 par value, 10,000,000 shares authorized, 20,000, 500, 250, 600, and 200 shares of Series C, F, G, J, and K Cumulative Preferred Stock, respectively, issued and outstanding at December 31, 2006, having a liquidation preference of $2,500 per share ($50,000), $100,000 per share ($50,000), $100,000 per share ($25,000), $250,000 per share ($150,000), and $250,000 per share ($50,000), respectively. At December 31, 2005, 10,000,000 shares authorized, 20,000, 500, 250 and 750 shares of Series C, F, G and I Cumulative Preferred Stock, respectively, were issued and outstanding, having a liquidation preference of $2,500 per share ($50,000), $100,000 per share ($50,000), $100,000 per share ($25,000) and $250,000 per share ($187,500), respectively	—	—
Common Stock ($0.01 par value, 100,000,000 shares authorized, 47,537,030 and 46,971,110 shares issued and 45,010,630 and 44,444,710 shares outstanding at December 31, 2006 and December 31, 2005, respectively)	475	470
Additional Paid-in-Capital	1,388,311	1,384,712
Distributions in Excess of Accumulated Earnings	(284,955)	(248,686)
Unearned Value of Restricted Stock Grants	—	(16,825)
Accumulated Other Comprehensive Loss	(10,264)	(5,521)
Treasury Shares at Cost (2,526,400 shares at December 31, 2006 and December 31, 2005)	(70,588)	(70,588)
Total Stockholders' Equity	1,022,979	1,043,562
Total Liabilities and Stockholders' Equity	$3,224,399	$3,226,243

The accompanying notes are an integral part of the financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
	(In thousands except per unit data)		
Revenues:			
Rental Income	$ 274,907	$ 223,572	$200,600
Tenant Recoveries and Other Income	110,589	85,717	67,408
Revenues from Build to Suit Development for Sale	10,540	16,241	—
Total Revenues	396,036	325,530	268,008
Expenses:			
Property Expenses	130,230	108,464	90,309
General and Administrative	77,497	55,812	39,569
Depreciation and Other Amortization	145,906	105,720	79,939
Expenses from Build to Suit Development for Sale	10,263	15,574	—
Total Expenses	363,896	285,570	209,817
Other Income/Expense:			
Interest Income	1,614	1,486	3,632
Mark-to-Market/(Loss) Gain on Settlement of Interest Rate Protection Agreements	(3,112)	811	1,583
Interest Expense	(121,141)	(108,339)	(98,636)
Amortization of Deferred Financing Costs	(2,666)	(2,125)	(1,931)
Gain (Loss) From Early Retirement of Debt	—	82	(515)
Total Other Income/Expense	(125,305)	(108,085)	(95,867)
Loss from Continuing Operations Before Equity in Income of Joint Ventures, Income Tax Benefit and Income Allocated To Minority Interest	(93,165)	(68,125)	(37,676)
Equity in Income of Joint Ventures	30,673	3,699	37,301
Income Tax Benefit	8,920	14,022	7,937
Minority Interest Allocable to Continuing Operations	9,795	7,980	2,034
(Loss) Income from Continuing Operations	(43,777)	(42,424)	9,596
Income from Discontinued Operations (Including Gain on Sale of Real Estate of $213,442, $132,139, and $88,245 for the Years Ended December 31, 2006, 2005 and 2004, respectively)	225,357	154,061	116,693
Provision for Income Taxes Allocable to Discontinued Operations (including $47,511, $20,529, and $8,659 allocable to Gain on Sale of Real Estate for the Years Ended December 31, 2006, 2005 and 2004, respectively)	(50,140)	(23,583)	(11,005)
Minority Interest Allocable to Discontinued Operations	(22,796)	(17,171)	(14,500)
Income Before Gain on Sale of Real Estate	108,644	70,883	100,784
Gain on Sale of Real Estate	6,071	29,550	16,755
Provision for Income Taxes Allocable to Gain on Sale of Real Estate	(2,119)	(10,871)	(5,371)
Minority Interest Allocable to Gain on Sale of Real Estate	(514)	(2,458)	(1,562)
Net Income	112,082	87,104	110,606
Less: Preferred Dividends	(21,424)	(10,688)	(14,488)
Less: Redemption of Preferred Stock	(672)	—	(7,959)
Net Income Available to Common Stockholders	$ 89,986	$ 76,416	$ 88,159
Basic Earnings Per Share:			
Loss from Continuing Operations Available to Common Stockholders	$ (1.42)	$ (0.87)	$ (0.07)
Income from Discontinued Operations	$ 3.46	$ 2.67	$ 2.25
Net Income Available to Common Stockholders	$ 2.04	$ 1.80	$ 2.17
Weighted Average Shares Outstanding	44,012	42,431	40,557
Diluted Earnings Per Share:			
Loss from Continuing Operations Available to Common Stockholders	$ (1.42)	$ (0.87)	$ (0.07)
Income from Discontinued Operations	$ 3.46	$ 2.67	$ 2.25
Net Income Available to Common Stockholders	$ 2.04	$ 1.80	$ 2.17
Weighted Average Shares Outstanding	44,012	42,431	40,557
Dividends/Distributions declared per Common Share Outstanding	$ 2.8100	$ 2.7850	$ 2.7500

The accompanying notes are an integral part of the financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
	(Dollars in thousands)		
Net Income	112,082	$87,104	$110,606
Other Comprehensive (Loss) Income:			
Settlement of Interest Rate Protection Agreements	(1,729)	—	6,816
Reclassification of Settlement of Interest Rate Protection Agreements to Net Income	—	(159)	—
Mark-to-Market of Interest Rate Protection Agreements	(2,800)	(1,414)	106
Amortization of Interest Rate Protection Agreements	(912)	(1,085)	(512)
Other Comprehensive Loss Allocable to Minority Interest	698	837	—
Comprehensive Income	$107,339	$85,283	$117,016

The accompanying notes are an integral part of the financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
	(Dollars in thousands)		
Preferred Stock — Beginning of Year	$ —	$ —	$ 1
Issuance of Preferred Stock	—	—	—
Redemption of Preferred Stock	—	—	(1)
Preferred Stock — End of Year	$ —	$ —	$ —
Common Stock — Beginning of Year	$ 470	$ 454	$ 424
Net Proceeds from the Issuance of Common Stock	1	15	30
Issuance of Restricted Stock	3	2	2
Repurchase and Retirement of Common Stock	(1)	(1)	(1)
Restricted Stock Forfeitures	—	(1)	(4)
Conversion of Units to Common Stock	2	1	3
Common Stock — End of Year	$ 475	$ 470	$ 454
Additional Paid-In-Capital — Beginning of Year	$1,384,712	$1,142,356	$1,161,373
Net Proceeds from the Issuance of Common Stock	3,819	56,109	99,250
Issuance of Restricted Stock	(3)	8,379	8,377
Repurchase and Retirement of Restricted Stock/Common Stock	(2,463)	(2,741)	(3,094)
Restricted Stock Forfeitures	—	(2,825)	(10,629)
Call Spread	(6,835)	—	—
Net Proceeds from the Issuance of Preferred Stock	192,624	181,484	194,424
Redemption of Preferred Stock	(181,484)	—	(313,537)
Conversion of Units to Common Stock	5,142	1,950	6,192
Reclassification to initially adopt SFAS No. 123R	(16,825)	—	—
Amortization of Restricted Stock Grants	9,624	—	—
Additional Paid-In-Capital — End of Year	$1,388,311	$1,384,712	$1,142,356
Dist. In Excess of Accum. Earnings — Beginning of Year	$ (248,686)	$ (203,417)	$ (172,892)
Preferred Stock Dividends	(21,424)	(10,688)	(14,488)
Distributions ($2.8100, $2.7850 and $2.7500 per Share/Unit at December 31, 2006, 2005 and 2004, respectively)	(144,720)	(139,168)	(132,585)
Redemption of Preferred Stock	(672)	—	(7,959)
Repurchase and Retirement of Restricted Stock/Common Stock	(269)	(543)	(652)
Restricted Stock Forfeitures	—	(147)	(3,464)
Net Income Before Minority Interest	125,597	98,753	124,634
Minority Interest:			
Allocation of Income	(13,515)	(11,649)	(14,028)
Distributions ($2.8100, $2.7850 and $2.7500 per Unit at December 31, 2006, 2005 and 2004, respectively)	18,734	18,173	18,017
Dist. In Excess of Accum. Earnings — End of Year	$ (284,955)	$ (248,686)	$ (203,417)
Unearned Value of Rest. Stock Grants — Beginning of Year	$ (16,825)	$ (19,611)	$ (19,035)
Issuance of Restricted Stock	—	(8,381)	(8,379)
Amortization of Restricted Stock Grants	—	8,845	6,866
Restricted Stock Forfeitures	—	2,322	937
Reclassification to initially adopt SFAS No. 123R	16,825	—	—
Unearned Value of Rest. Stock Grants — End of Year	$ —	$ (16,825)	$ (19,611)
Treasury Shares, at cost — Beginning of Year	$ (70,588)	$ (70,588)	$ (70,588)
Purchase of Treasury Shares	—	—	—
Treasury Shares, at cost — End of Year	$ (70,588)	$ (70,588)	$ (70,588)
Accum. Other Comprehensive Loss — Beginning of Year	$ (5,521)	$ (3,700)	$ (10,110)
Settlement of Interest Rate Protection Agreements	(1,729)	—	6,816
Reclassification of Settlement of Interest Rate Protection Agreements to Net Income	—	(159)	—
Mark-to-Market of Interest Rate Protection Agreements	(2,800)	(1,414)	106
Amortization of Interest Rate Protection Agreements	(912)	(1,085)	(512)
Other Comprehensive Loss Allocable to Minority Interest	698	837	—
Accum. Other Comprehensive Loss — End of Year	$ (10,264)	$ (5,521)	$ (3,700)
Total Stockholders' Equity at End of Year	$1,022,979	$1,043,562	$ 845,494

The accompanying notes are an integral part of the financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 112,082	$ 87,104	$ 110,606
Income Allocated to Minority Interest	13,515	11,649	14,028
Net Income Before Minority Interest	125,597	98,753	124,634
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation	121,347	99,338	82,757
Amortization of Deferred Financing Costs	2,666	2,125	1,931
Other Amortization	40,965	33,728	22,547
Provision for Bad Debt	2,289	1,817	(1,474)
Mark-to-Market/Loss on Settlement of Interest Rate Protection Agreements	(16)	(143)	—
(Gain) Loss From Early Retirement of Debt	—	(82)	515
Equity in Income of Joint Ventures	(30,673)	(3,699)	(36,451)
Distributions from Joint Ventures	31,664	3,866	36,451
Decrease (Increase) in Build to Suit Development for Sale Costs Receivable	5,883	(16,241)	—
Gain on Sale of Real Estate	(219,513)	(161,689)	(91,242)
Increase in Tenant Accounts Receivable and Prepaid Expenses and Other Assets, Net	(16,524)	(23,371)	(46,030)
Increase in Deferred Rent Receivable	(10,154)	(9,459)	(6,771)
Increase (Decrease) in Accounts Payable and Accrued Expenses and Rents Received in Advance and Security Deposits	6,020	24,407	(9,210)
Net Cash Provided by Operating Activities	59,551	49,350	77,657
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of and Additions to Investment in Real Estate	(813,840)	(920,707)	(485,393)
Net Proceeds from Sales of Investments in Real Estate	907,428	537,252	293,703
Contributions to and Investments in Joint Ventures	(32,773)	(45,175)	(5,422)
Distributions from Joint Ventures	19,734	2,971	14,074
Repayment and Sale of Mortgage Loans Receivable	34,987	83,561	111,049
Decrease (Increase) in Restricted Cash	13,611	(29,556)	81,981
Net Cash Provided by (Used in) Investing Activities	129,147	(371,654)	9,992
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net Proceeds from the Issuance of Common Stock	3,462	55,754	86,121
Proceeds from the Issuance of Preferred Stock	200,000	187,500	200,000
Preferred Stock Offering Costs	(7,103)	(5,906)	(5,576)
Redemption of Preferred Stock	(182,156)	—	(321,438)
Repurchase of Restricted Stock	(2,660)	(3,285)	(3,747)
Proceeds from Senior Unsecured Debt	399,306	—	134,496
Other (Costs) Proceeds from Senior Unsecured Debt	(1,729)	—	6,816
Repayment of Senior Unsecured Debt	(150,000)	(50,000)	—
Dividends/Distributions	(143,858)	(137,672)	(130,220)
Preferred Stock Dividends	(19,248)	(8,162)	(13,256)
Proceeds from Mortgage Loans Payable	—	1,167	1,400
Repayments of Mortgage Loans Payable	(12,618)	(1,987)	(5,965)
Proceeds from Unsecured Lines of Credit	779,300	647,500	581,000
Repayments on Unsecured Lines of Credit	(1,029,800)	(357,500)	(609,400)
Call Spread	(6,835)	—	—
Cost of Debt Issuance and Prepayment Fees	(6,861)	(1,792)	(3,777)
Net Cash (Used in) Provided by Financing Activities	(180,800)	325,617	(83,546)
Net Increase in Cash and Cash Equivalents	7,898	3,313	4,103
Cash and Cash Equivalents, Beginning of Period	8,237	4,924	821
Cash and Cash Equivalents, End of Period	$ 16,135	$ 8,237	$ 4,924

The accompanying notes are an integral part of the financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

1. Organization and Formation of Company

First Industrial Realty Trust, Inc. was organized in the state of Maryland on August 10, 1993. First Industrial Realty Trust, Inc. is a real estate investment trust ("REIT") as defined in the Internal Revenue Code of 1986, as amended (the "Code").

First Industrial Realty Trust, Inc. and its subsidiaries (the "Company") began operations on July 1, 1994. The Company's operations are conducted primarily through First Industrial, L.P. (the "Operating Partnership") of which the Company is the sole general partner. The Company is the sole stockholder of First Industrial Finance Corporation, First Industrial Pennsylvania Corporation, First Industrial Harrisburg Corporation, First Industrial Securities Corporation, First Industrial Mortgage Corporation, First Industrial Indianapolis Corporation, FI Development Services Corporation and First Industrial Florida Finance Corporation, which are the sole general partners of First Industrial Financing Partnership, L.P. (the "Financing Partnership"), First Industrial Pennsylvania, L.P. (the "Pennsylvania Partnership"), First Industrial Harrisburg, L.P. (the "Harrisburg Partnership"), First Industrial Securities, L.P. (the "Securities Partnership"), First Industrial Mortgage Partnership, L.P. (the "Mortgage Partnership"), First Industrial Indianapolis, L.P. (the "Indianapolis Partnership"), FI Development Services, L.P. and TK-SV, LTD., respectively (except in the case of the Financing Partnership in which case the Operating Partnership is also the general partner), and the Operating Partnership is the sole limited partner. The Operating Partnership is also the sole member of limited liability companies and the sole stockholder of First Industrial Investment, Inc. The operating data of the foregoing subsidiaries of the Company is consolidated with that of the Company as presented herein. The Company, through separate, wholly-owned limited liability companies of which the Operating Partnership or First Industrial Investment, Inc. is the sole member, also owns minority equity interests in, and provides various services to, six joint ventures which invest in industrial properties (the "September 1998 Joint Venture," the "May 2003 Joint Venture," the "March 2005 Joint Venture," the "September 2005 Joint Venture," the "March 2006 Co-Investment Program" and the "July 2006 Joint Venture"). The Company, through a separate, wholly-owned limited liability company of which the Operating Partnership is also the sole member, also owned a minority interest in and provided property management services to a seventh joint venture which invested in industrial properties (the "December 2001 Joint Venture"; together with the September 1998 Joint Venture, the May 2003 Joint Venture, the March 2005 Joint Venture, the September 2005 Joint Venture, the March 2006 Co-Investment Program and the July 2006 Joint Venture, the "Joint Ventures"). During the year ended December 31, 2004, the December 2001 Joint Venture sold all of its industrial properties. On January 31, 2007, the Company purchased the 90% equity interest from the institutional investor in the September 1998 Joint Venture. The operating data of the Joint Ventures is not consolidated with that of the Company as presented herein.

As of December 31, 2006, the Company owned 931 industrial properties (inclusive of developments in progress) located in 28 states in the United States and one province in Canada, containing an aggregate of approximately 76.9 million square feet (unaudited) of gross leasable area ("GLA").

2. Basis of Presentation

First Industrial Realty Trust, Inc. is the sole general partner of the Operating Partnership, with an approximate 87.3% and 86.8% ownership interest at December 31, 2006 and 2005, respectively. Minority interest at December 31, 2006 and 2005, represents the approximate 12.7% and 13.2%, respectively, aggregate partnership interest in the Operating Partnership held by the limited partners thereof.

The consolidated financial statements of the Company at December 31, 2006 and 2005 and for each of the years ended December 31, 2006, 2005 and 2004 include the accounts and operating results of the Company and its subsidiaries. Such financial statements present the Company's minority equity interests in the Joint Ventures under the equity method of accounting. All intercompany transactions have been eliminated in consolidation.

3. Summary of Significant Accounting Policies

In order to conform with generally accepted accounting principles, management, in preparation of the Company's financial statements, is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2006 and 2005, and the reported amounts of revenues and expenses for each of the years ended December 31, 2006, 2005 and 2004. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash and liquid investments with an initial maturity of three months or less. The carrying amount approximates fair value due to the short term maturity of these investments.

Restricted Cash

At December 31, 2006 and 2005, restricted cash includes gross proceeds from the sales of certain properties. These sales proceeds will be disbursed as the Company exchanges into properties under Section 1031 of the Internal Revenue Code. The carrying amount approximates fair value due to the short term maturity of these investments.

Investment in Real Estate and Depreciation

Investment in Real Estate is carried at cost. The Company reviews its properties on a quarterly basis for impairment and provides a provision if impairments are found. To determine if an impairment may exist, the Company reviews its properties and identifies those that have had either an event of change or event of circumstances warranting further assessment of recoverability (such as a decrease in occupancy). If further assessment of recoverability is needed, the Company estimates the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, the Company will recognize an impairment loss based upon the estimated fair value of such property. For properties management considers held for sale, the Company ceases depreciating the properties and values the properties at the lower of depreciated cost or fair value, less costs to dispose. If circumstances arise that were previously considered unlikely, and, as a result, the Company decides not to sell a property previously classified as held for sale, the Company will reclassify such property as held and used. Such property is measured at the lower of its carrying amount (adjusted for any depreciation and amortization expense that would have been recognized had the property been continuously classified as held and used) or fair value at the date of the subsequent decision not to sell. To calculate the fair value of properties held for sale, the Company deducts from the estimated sales price of the property the estimated costs to close the sale. The Company classifies properties as held for sale when management of the Company has approved the properties for sale.

Interest costs, real estate taxes, compensation costs of development personnel and other directly related costs incurred during construction periods are capitalized and depreciated commencing with the date the property is substantially completed. Upon substantial completion, the Company reclassifies construction in progress to building, tenant improvements and leasing commissions. Such costs begin to be capitalized to the development projects from the point the Company is undergoing necessary activities to get the development ready for its intended use and ceases when the development projects are substantially completed and held available for occupancy. Depreciation expense is computed using the straight-line method based on the following useful lives:

	Years
Buildings and Improvements	20 to 50
Land Improvements	15
Furniture, Fixtures and Equipment	5 to 10

Construction expenditures for tenant improvements, leasehold improvements and leasing commissions (inclusive of compensation costs of personnel attributable to leasing) are capitalized and amortized over the terms of each specific lease. Capitalized compensation costs of personnel attributable to leasing relate to time directly attributable to originating leases with independent third parties that result directly from and are essential to originating those leases and would not have been incurred had these leasing transactions not occurred. Repairs and maintenance are charged to expense when incurred. Expenditures for improvements are capitalized.

The Company accounts for all acquisitions entered into subsequent to June 30, 2001 in accordance with Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standard No. 141, "Business Combinations" ("FAS 141"). Upon acquisition of a property, the Company allocates the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, buildings, tenant improvements, leasing commissions and intangible assets including in-place leases, above market and below market leases and tenant relationships. The Company allocates the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. Acquired above and below market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term.

The purchase price is further allocated to in-place lease values and tenant relationships based on management's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the respective tenant. Acquired above and below market leases are amortized over the remaining non-cancelable terms of the respective leases as an adjustment to rental revenue on the Company's consolidated statements of operations. The value of in-place lease intangibles and tenant relationships, which are included as components of Deferred Leasing Intangibles, Net (see below) are amortized over the remaining lease term and expected renewal periods of the respective lease as adjustments to depreciation and other amortization expense. If a tenant terminates its lease early, the unamortized portion of the tenant improvements, leasing commissions, above and below market leases, the in-place lease value and tenant relationships is immediately written off.

Deferred Leasing Intangibles, exclusive of deferred leasing intangibles held for sale, included in the Company's total assets consist of the following:

	December 31, 2006	December 31, 2005
In-Place Leases	$ 81,422	$78,674
Less: Accumulated Amortization	(15,361)	(6,236)
	$ 66,061	$72,438
Above Market Leases	$ 6,933	$ 7,958
Less: Accumulated Amortization	(2,177)	(1,859)
	$ 4,756	$ 6,099
Tenant Relationships	$ 16,657	$ —
Less: Accumulated Amortization	(1,209)	—
	$ 15,448	$ —

Deferred Leasing Intangibles, exclusive of deferred leasing intangibles held for sale, included in the Company's total liabilities consist of the following:

	December 31, 2006	December 31, 2005
Below Market Leases	$25,735	$27,710
Less: Accumulated Amortization	(6,249)	(3,403)
	$19,486	$24,307

Amortization expense related to deferred leasing intangibles was $13,747, $6,733, and $1,643 for the years ended December 31, 2006, 2005, and 2004 respectively. The Company will recognize net amortization expense related to deferred leasing intangibles over the next five years as follows:

2007	$19,673
2008	17,012
2009	14,695
2010	12,324
2011	10,409

Build to Suit for Sale Revenues and Expenses

During 2006 and 2005, the Company entered into contracts with third parties to construct industrial properties. The build-to-suit for sale contracts require the purchase price to be paid at closing. The Company uses the percentage-of-completion contract method of accounting in accordance with SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts". During the period of performance, costs are accumulated on the balance sheet in Prepaid Expenses and Other Assets ($10,263 at December 31, 2006 and $15,574 at December 31, 2005) and revenues and expenses are recognized in continuing operations.

Deferred Financing Costs

Deferred financing costs include fees and costs incurred to obtain long-term financing. These fees and costs are being amortized over the terms of the respective loans. Accumulated amortization of deferred financing costs was $13,863 and $12,541 at December 31, 2006 and 2005, respectively. Unamortized deferred financing costs are written-off when debt is retired before the maturity date.

Investments in Joint Ventures

Investments in Joint Ventures represent the Company's minority equity interests in the Joint Ventures. The Company accounts for its investments in Joint Ventures under the equity method of accounting, as the Company does not have operational control or a majority voting interest. Under the equity method of accounting, the Company's share of earnings or losses of the Joint Ventures is reflected in income as earned and contributions or distributions increase or decrease, respectively, the Company's Investments in Joint Ventures as paid or received, respectively. Differences between the Company's carrying value of its investments in joint ventures and the Company's underlying equity of such joint ventures are amortized over the respective lives of the underlying assets.

Stock Based Compensation

Effective January 1, 2006 the Company adopted Statement of Financial Accounting Standards No. 123R, "Share Based Payment" ("FAS 123R"), using the modified prospective application method, which requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. For the years ended December 31, 2003, 2004 and 2005, the Company accounted for its stock incentive plans under the recognition and measurement principles of

Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" for all new issuances of stock based compensation. At January 1, 2006, the Company did not have any unvested option awards and the Company had accounted for their previously issued restricted stock awards at fair value, accordingly, the adoption of FAS 123R did not require the Company to recognize a cumulative effect of a change in accounting principle. The Company did reclassify $16,825 from the Unearned Value of Restricted Stock Grants caption within Stockholder's Equity to Additional Paid in Capital during the year ended December 31, 2006 in accordance with the provisions of FAS 123R.

Prior to January 1, 2003, the Company accounted for its stock incentive plans under the recognition measurement principles of Accounting Principles Board opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, compensation expense is not recognized for options issued in which the strike price is equal to the fair value of the Company's stock on the date of grant. The following table illustrates the pro forma effect on net income and earnings per share as if the fair value recognition provisions of FAS 123R had been applied to all outstanding and unvested option awards for the years ended December 31, 2005 and 2004:

	For the Year Ended	
	2005	2004
Net Income Available to Common Stockholders — as reported	$76,416	$88,159
Add: Stock-Based Employee Compensation Expense Included in Net Income Available to Common Stockholders, Net of Minority Interest — as reported	—	—
Less: Total Stock-Based Employee Compensation Expense, Net of Minority Interest — Determined Under the Fair Value Method	(87)	(362)
Net Income Available to Common Stockholders — pro forma	$76,329	$87,797
Net Income Available to Common Stockholders per Share — as reported — Basic	$ 1.80	$ 2.17
Net Income Available to Common Stockholders per Share — pro forma — Basic	$ 1.80	$ 2.16
Net Income Available to Common Stockholders per Share — as reported — Diluted	$ 1.80	$ 2.17
Net Income Available to Common Stockholders per Share — pro forma — Diluted	$ 1.80	$ 2.16
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:		
Expected dividend yield	N/A	N/A
Expected stock price volatility	N/A	N/A
Risk-free interest rate	N/A	N/A
Expected life of options	N/A	N/A

The Company did not issue any options in 2005 and 2004.

Revenue Recognition

Rental income is recognized on a straight-line method under which contractual rent increases are recognized evenly over the lease term. Tenant recovery income includes payments from tenants for real estate taxes, insurance and other property operating expenses and is recognized as revenue in the same period the related expenses are incurred by the Company.

Revenue is recognized on payments received from tenants for early lease terminations after the Company determines that all the necessary criteria have been met in accordance with FASB Statement of Financial Accounting Standards No. 13, "Accounting for Leases" ("FAS 13").

Interest income on mortgage loans receivable is recognized based on the accrual method unless a significant uncertainty of collection exists. If a significant uncertainty exists, interest income is recognized as collected.

The Company provides an allowance for doubtful accounts against the portion of tenant accounts receivable which is estimated to be uncollectible. Accounts receivable in the consolidated balance sheets are shown net of an allowance for doubtful accounts of $783 and $111 as of December 31, 2006 and 2005, respectively. For accounts receivable the Company deems uncollectible, the Company uses the direct write-off method.

Gain on Sale of Real Estate

Gain on sale of real estate is recognized using the full accrual method, when appropriate. Gains relating to transactions which do not meet the full accrual method of accounting are deferred and recognized when the full accrual method of accounting criteria are met or by using the installment or deposit methods of profit recognition, as appropriate in the circumstances. As the assets are sold, their costs and related accumulated depreciation are written off with resulting gains or losses reflected in net income or loss. Estimated future costs to be incurred by the Company after completion of each sale are included in the determination of the gain on sales.

Income Taxes

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code. As a result, the Company generally is not subject to federal income taxation to the extent of the income which it distributes if it satisfies the requirements set forth in Section 856 of the Code (pertaining to its organization and types of income and assets) necessary to maintain its status as a REIT, it distributes annually at least 90% of its REIT taxable income, as defined in the Code, to its stockholders and it satisfies certain other requirements.

A provision has been made for federal income taxes in the accompanying consolidated financial statements for activities conducted in its taxable REIT subsidiary, First Industrial Investment, Inc. which has been accounted for under FASB Statement of Financial Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). In accordance with FAS 109, the total benefit/expense has been separately allocated to income from continuing operations, income from discontinued operations and gain on sale of real estate.

The Company and certain of its subsidiaries are subject to certain state and local income, excise and franchise taxes. The provision for excise and franchise taxes has been reflected in general and administrative expense in the consolidated statements of operations and has not been separately stated due to its insignificance. State and local income taxes are included in the provision/benefit for income taxes which is allocated to income from continuing operations, income from discontinued operations and gain on sale of real estate.

Earnings Per Common Share

Net income per weighted average share — basic is based on the weighted average common shares outstanding (excluding restricted stock that has not yet vested). Net income per weighted average share — diluted is based on the weighted average common shares outstanding (excluding restricted stock that has not yet vested) plus the dilutive effect of in-the-money employee stock options, restricted stock and 2011 Exchangeable Notes (hereinafter defined). See Note 10 for further disclosure about earnings per share.

Fair Value of Financial Instruments

The Company's financial instruments include short-term investments, tenant accounts receivable, net, mortgage notes receivable, accounts payable, other accrued expenses, mortgage loans payable, unsecured lines of credit and senior unsecured debt.

The fair values of the short-term investments, tenant accounts receivable, net, mortgage notes receivable, accounts payable and other accrued expenses approximates their carrying or contract values. See Note 5 for the fair values of the mortgage loans payable, unsecured lines of credit and senior unsecured debt.

Derivative Financial Instruments

Historically, the Company has used interest rate protection agreements (the "Agreements") to fix the interest rate on anticipated offerings of senior unsecured debt or convert floating rate debt to fixed rate debt. Receipts or payments that result from the settlement of Agreements used to fix the interest rate on anticipated offerings of senior unsecured debt are amortized over the life of the senior unsecured debt and included in interest expense. Receipts or payments resulting from Agreements used to convert floating rate debt to fixed rate debt are recognized as a component of interest expense. Agreements which qualify for hedge accounting are marked-to-market and any gain or loss is recognized in other comprehensive income (shareholders' equity). Any agreements which no longer qualify for hedge accounting are marked-to-market and any gain or loss is recognized in net income immediately. The credit risks associated with the Agreements are controlled through the evaluation and monitoring of the creditworthiness of the counterparty. In the event that the counterparty fails to meet the terms of the Agreements, the Company's exposure is limited to the current value of the interest rate differential, not the notional amount, and the Company's carrying value of the Agreements on the balance sheet. See Note 5 for more information on the Agreements.

Discontinued Operations

On January 1, 2002, the Company adopted the FASB Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" ("FAS 144"). FAS 144 addresses financial accounting and reporting for the disposal of long lived assets. FAS 144 requires that the results of operations and gains or losses on the sale of property or property held for sale be presented in discontinued operations if both of the following criteria are met: (a) the operations and cash flows of the property have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposal transaction and (b) the Company will not have any significant continuing involvement in the operations of the property after the disposal transaction. FAS 144 also requires prior period results of operations for these properties to be reclassified and presented in discontinued operations in prior consolidated statements of operations.

Segment Reporting

Management views the Company as a single segment based on its method of internal reporting.

Recent Accounting Pronouncements

In February 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 155, *"Accounting for Certain Hybrid Financial Instruments"* which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"), and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of SFAS No. 133 to Beneficial Interests in Securitized Financial Assets." This statement:

a. Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

b. Clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133;

c. Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

d. Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

e. Amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not expect that the implementation of this statement will have a material effect on the Company's consolidated financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, *"Accounting for Servicing of Financial Assets"* which amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, ("FAS 140") with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement was issued to simplify the accounting for servicing rights and reduce the volatility that results from the use of different measurements attributes for servicing rights and the related financial instruments used to economically hedge risks associated with those servicing rights. The statement clarifies when to separately account for servicing rights, requires separately recognized servicing rights to be initially measured at fair value, and provides the option to subsequently account for those servicing rights at either fair value or under the amortization method previously required under FAS 140. An entity should adopt this statement as of the beginning of its first fiscal year that begins after September 15, 2006. The Company does not expect that the implementation of this statement will have a material effect on the Company's consolidated financial position or results of operations.

In June 2006, the FASB issued FIN 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, "Accounting for Income Taxes." The evaluation of a tax position in accordance with FIN 48 is a two-step process. First, the Company determines whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. Second, a tax position that meets the more-likely-than-not threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent reporting period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent reporting period in which the threshold is no longer met. The Company is required to apply the guidance of FIN 48 beginning January 1, 2007. The Company is currently evaluating what impact the application of FIN 48 will have on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* which establishes a common definition of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. The Company does not expect that the implementation of this statement will have a material effect on the Company's consolidated financial position or results of operations.

In December 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") regarding EITF 00-19-2, *"Accounting for Registration Payment Arrangements."* The guidance specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, *"Accounting for Contingencies."* The guidance is effective for periods beginning after December 15, 2006. EITF 00-19-2 is not expected to impact the Company's results of operations, financial position, or liquidity.

4. Investments in Joint Ventures

On September 28, 1998, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, entered into a joint venture arrangement (the "September 1998 Joint Venture") with an institutional investor to invest in industrial properties. At December 31, 2006, the Company, through wholly-owned limited liability companies of the Operating Partnership, owns a 10% equity interest in the September 1998 Joint Venture and provides property and asset management services to the September 1998 Joint Venture. On January 31, 2007, the Company purchased the remaining 90% equity interest from the institutional investor in the September 1998 Joint Venture (See Note 16).

On December 28, 2001, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, entered into a joint venture arrangement (the "December 2001 Joint Venture") with an institutional investor to invest in industrial properties. The Company, through wholly-owned limited liability companies of the Operating Partnership, owned a 15% equity interest in the December 2001 Joint Venture and provided property management services to the December 2001 Joint Venture. On August 27, 2004, the December 2001 Joint Venture sold all 36 industrial properties, containing approximately 6.2 million square feet (unaudited) of GLA, to a third party for gross proceeds of approximately $349,750. Due to certain provisions in the operating agreement, the Company received distributions in excess of its 15% equity interest in the December 2001 Joint Venture. Due to the sale of all 36 industrial properties, the Company recognized, in aggregate, approximately $34,767 from the Company's 15% share of gain from the sale of the December 2001 Joint Venture's properties and distributions received from the December 2001 Joint Venture in excess of the Company's 15% equity interest. This amount is included in Equity in Income of Joint Ventures.

As a result of the sale on August 27, 2004 to a third party, the Company recognized the unamortized portion of the previously deferred gain from the original sales to the December 2001 Joint Venture, of approximately $5,836. These deferred gains are included in Equity in Income of Joint Ventures.

On May 16, 2003, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, entered into a joint venture arrangement (the "May 2003 Joint Venture") with an institutional investor to invest in industrial properties. The Company, through wholly-owned limited liability companies of the Operating Partnership or First Industrial Investment, Inc., owns a 15% equity interest in the May 2003 Joint Venture and provides property management services to the May 2003 Joint Venture.

On March 18, 2005, the Company, through a wholly-owned limited liability company in which First Industrial Investment, Inc. is the sole member, entered into a joint venture arrangement (the "March 2005 Joint Venture") with an institutional investor to invest in, own, develop, redevelop and operate certain industrial properties. The Company, through wholly-owned limited liability companies of the Operating Partnership or First Industrial Investment, Inc., owns a 10% equity interest in the March 2005 Joint Venture and provides property management, asset management, development management and leasing management services to the March 2005 Joint Venture.

On September 7, 2005, the Company, through a wholly-owned limited liability company in which First Industrial Investment, Inc. is the sole member, entered into a joint venture arrangement (the "September 2005 Joint Venture") with an institutional investor to invest in, own and operate certain industrial properties. The Company, through wholly-owned limited liability companies of the Operating Partnership or First Industrial Investment, Inc., owns a 10% equity interest in the September 2005 Joint Venture and provides property management, asset management, development management and leasing management services to the September 2005 Joint Venture.

On March 21, 2006, the Company, through separate wholly-owned limited liability companies in which the Operating Partnership is the sole member, entered into a co-investment arrangement with an institutional investor to invest in industrial properties (the "March 2006 Co-Investment Program"). The Company, through separate wholly-owned limited liability companies of the Operating Partnership or First Industrial Investment, Inc., owns a 15% equity interest in and provides property management, asset management and leasing management services to the March 2006 Co-Investment Program.

On July 21, 2006 the Company, through a wholly-owned limited liability company of First Industrial Investment, Inc., entered into a joint venture arrangement with an institutional investor to invest in land and vertical development (the "July 2006 Joint Venture"). The Company, through wholly-owned limited liability companies of First Industrial Investment, Inc., owns a 10% equity interest in and provides property management, asset management, development management and leasing management services to the July 2006 Joint Venture.

As of December 31, 2006, the September 1998 Joint Venture owned 41 industrial properties comprising approximately 1.3 million square feet (unaudited) of GLA, the May 2003 Joint Venture owned 12 industrial properties comprising approximately 5.4 million square feet (unaudited) of GLA, the March 2005 Joint Venture owned 42 industrial properties comprising approximately 3.9 million square feet (unaudited) of GLA and several land parcels, the September 2005 Joint Venture owned 148 industrial properties comprising approximately 10.3 million square feet (unaudited) of GLA and several land parcels, the March 2006 Co-Investment Program owned 13 industrial properties comprising approximately 5.9 million square feet (unaudited) of GLA (of which the Consolidated Operating Partnership has an equity interest in 12 industrial properties comprising approximately 5.0 million square feet (unaudited) of GLA) and the July 2006 Joint Venture owned several land parcels.

During the year ended December 31, 2006, the Company sold several land parcels to the March 2005 Joint Venture for a sales price of $12.3 million. During the year ended December 31, 2005, the Company sold eight properties and several land parcels to the March 2005 Joint Venture for a sales price of $92.6 million. The Company deferred 10% of the gain from these sales in 2006 and 2005, which is equal to the Company's economic interest in the March 2005 Joint Venture. In 2006 and 2005, the March 2005 Joint Venture sold three properties and several parcels of land to third parties. As a result of the sales, the Company recognized the unamortized portion of the previously deferred gains from the original sales to the March 2005 Joint Venture in Equity in Income of Joint Ventures. If the Company repurchases any of the properties or land parcels from the March 2005 Joint Venture, the 10% deferral will be netted against the basis of the property purchased (which reduces the basis of the property).

During the year ended December 31, 2006, the Company earned acquisition fees from the May 2003 Joint Venture, the September 2005 Joint Venture and the March 2006 Co-Investment Program. During the year ended December 31, 2005, the Company earned acquisition fees from the May 2003 Joint Venture and the September 2005 Joint Venture. The Company deferred 15% of the acquisition fees earned from the May 2003 Joint Venture and the March 2006 Co-Investment Program activity and 10% of the acquisition fees earned from the September 2005 Joint Venture activity. The deferrals reduced the Company's investment in the joint ventures and are amortized into income over the life of the properties, generally 25 to 40 years.

At December 31, 2006 and 2005, the Company has a receivable from the Joint Ventures of $7,967 and $3,354, respectively, which relates to development, leasing, property management and asset management fees due to the Company from the Joint Ventures, reimbursement for general contractor expenditures made by a wholly owned subsidiary of the Company who is acting in the capacity of the developer for several development projects for the March 2005 Joint Venture and from borrowings made to the September 1998 Joint Venture.

During the years ended December 31, 2006, 2005 and 2004, the Company invested the following amounts in its Joint Ventures as well as received distributions and recognized fees (included within Other Income) from acquisition, disposition, property management, leasing, development, general contractor, incentive and asset management services in the following amounts:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Contributions	$29,194	$43,311	$ 3,676
Distributions	$51,398	$ 6,837	$50,525
Fees	$22,507	$ 8,301	$ 2,689

The combined summarized financial information of the investments in joint ventures is as follows:

	December 31, 2006	December 31, 2005
Condensed Combined Balance Sheets		
Gross Real Estate Investment	$1,685,969	$1,410,389
Less: Accumulated Depreciation	(72,398)	(30,497)
Net Real Estate	1,613,571	1,379,892
Other Assets	224,048	256,233
Total Assets	$1,837,619	$1,636,125
Debt	$1,276,001	$1,174,296
Other Liabilities	108,430	46,962
Equity	453,188	414,867
Total Liabilities and Equity	$1,837,619	$1,636,125
Company's share of Equity	$ 53,151	$ 44,772
Basis Differentials(1)	2,376	(531)
Carrying Value of the Company's investments in joint ventures	$ 55,527	$ 44,241

(1) This amount represents the aggregate difference between the Company's historical cost basis and the basis reflected at the joint venture level. Basis differentials are primarily comprised of gain deferrals related to properties the Company sold to the Joint Ventures, certain acquisition costs which are not reflected at the joint venture level and incentive payments the Company has earned but has not received.

	Year Ended December 31,		
	2006	2005	2004
Condensed Combined Statements of Operations			
Total Revenues	$163,443	$59,411	$32,353
Expenses			
Operating and Other	55,070	16,128	11,593
Interest	61,524	20,995	7,712
Depreciation and Amortization	90,842	32,150	12,540
Total Expenses	207,436	69,273	31,845
Gain on Sale of Real Estate	94,352	10,761	81,431
Net Income	50,359	899	81,939
Company's share of Net Income	$ 30,673	$ 3,699	$37,301

5. Mortgage Loans Payable, Net, Senior Unsecured Debt, Net and Unsecured Lines of Credit

The following table discloses certain information regarding the Company's mortgage loans, senior unsecured debt and unsecured lines of credit:

	Outstanding Balance at		Interest Rate at	Effective Interest Rate at	
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2006	Maturity Date
Mortgage Loans Payable, Net	$ 77,926	$ 57,309	5.50% - 9.25%	4.58% - 9.25%	July 2009 - September 2024
Unamortized Premiums	(2,919)	(3,549)			
Mortgage Loans Payable, Gross	$ 75,007	$ 53,760			
Senior Unsecured Debt, Net					
2006 Notes	$ —	$ 150,000	7.000%	7.22%	12/01/06
2007 Notes	149,998	149,992	7.600%	7.61%	05/15/07
2016 Notes	199,372	—	5.750%	5.91%	01/15/16
2017 Notes	99,895	99,886	7.500%	7.52%	12/01/17
2027 Notes	15,055	15,054	7.150%	7.11%	05/15/27
2028 Notes	199,831	199,823	7.600%	8.13%	07/15/28
2011 Notes	199,746	199,685	7.375%	7.39%	03/15/11
2012 Notes	199,270	199,132	6.875%	6.85%	04/15/12
2032 Notes	49,435	49,413	7.750%	7.87%	04/15/32
2009 Notes	124,893	124,849	5.250%	4.10%	06/15/09
2014 Notes	112,237	111,059	6.420%	6.54%	06/01/14
2011 Exchangeable Notes	200,000	—	4.625%	4.63%	09/15/11
Subtotal	$1,549,732	$1,298,893			
Unamortized Discounts	15,338	16,177			
Senior Unsecured Notes, Gross	$1,565,070	$1,315,070			
Unsecured Lines of Credit					
Unsecured Line of Credit I	$ 207,000	$ 332,500	6.058%	6.058%	09/28/08
Unsecured Line of Credit II	—	125,000	N/A	N/A	N/A
Unsecured Lines of Credit Total	$ 207,000	$ 457,500			

Mortgage Loans Payable, Net

During 2006, in conjunction with the acquisition of several industrial properties, the Company assumed mortgages in the aggregate of $33,866. In conjunction with the assumption of the loans, the Company recorded a premium in the amount of $116. Also during 2006, the Company paid off and retired $10,331 of mortgage loans payable. As of December 31, 2006, mortgage loans payable of $77,926 is collateralized by industrial properties with a carrying value of $124,470.

Senior Unsecured Debt, Net

On January 10, 2006, the Company, through the Operating Partnership, issued $200,000 of senior unsecured debt which matures on January 15, 2016 and bears interest at a rate of 5.75% (the "2016 Notes"). The issue price of the 2016 Notes was 99.653%. Interest is paid semi-annually in arrears on January 15 and July 15. In December 2005, the Company also entered into interest rate protection agreements which were used to fix the interest rate on the 2016 Notes prior to issuance. The Company settled the interest rate protection agreements on January 9, 2006 for a payment of approximately $1,729, which is included in other comprehensive income. The debt issue discount and the settlement amount of the interest rate protection agreements will be amortized over the life of the 2016

Notes as an adjustment to interest expense. Including the impact of the offering discount and the settlement amount of the interest rate protection agreements, the Company's effective interest rate on the 2016 Notes is 5.91%.

On September 25, 2006, the Company, through the Operating Partnership, issued $175,000 of senior unsecured debt which bears interest at a rate of 4.625% (the "2011 Exchangeable Notes"). The Company also granted the initial purchasers of the 2011 Exchangeable Notes an option exercisable until October 4, 2006 to purchase up to an additional $25,000 principal amount of the 2011 Exchangeable Notes to cover over-allotments, if any (the "Over-allotment Option"). Holders of the 2011 Exchangeable Notes may exchange their notes for the Company's common stock prior to the close of business on the second business day immediately preceding the stated maturity date at any time beginning on July 15, 2011 and also under the following circumstances: 1) during any calendar quarter beginning after December 31, 2006 (and only during such calendar quarter), if, and only if, the closing sale price per share of the Company's common stock for at least 20 trading days ending on the last trading day of the preceding calendar quarter is more than 130% of the exchange price per share of the Company's common stock in effect on the applicable trading day; 2) during the five consecutive trading-day period following any five consecutive trading-day period in which the trading price of the notes was less than 98% of the product of the closing sale price per share of the Company's common stock multiplied by the applicable exchange rate; 3) if those notes have been called for redemption, at any time prior to the close of business on the second business day prior to the redemption date; 4) upon the occurrence of distributions of certain rights to purchase the Company's common stock or certain other assets; or 5) if the Company's common stock ceases to be listed on a U.S. national or regional securities exchange and is not quoted on the over-the-counter market as reported by Pink Sheets LLC or any similar organization, in each case, for 30 consecutive trading days. The 2011 Exchangeable Notes have an initial exchange rate of 19.6356 shares of the Company's common stock per $1,000 principal amount, representing an exchange price of approximately $50.93 per common share and an exchange premium of approximately 20% based on the last reported sale price of $42.44 per share of the Company's common stock on September 19, 2006. If a change of control transaction described in the indenture relating to the 2011 Exchangeable Notes occurs and a holder elects to exchange notes in connection with any such transaction, holders of the 2011 Exchangeable Notes will be entitled to a make-whole amount in the form of an increase in the exchange rate. The exchange rate may also be adjusted under certain other circumstances, including the payment of cash dividends in excess of the Company's current regular quarterly dividend on its common stock of $0.70 per share. The 2011 Exchangeable Notes will be exchangeable for cash up to their principal amount and shares of the Company's common stock for the remainder of the exchange value in excess of the principal amount. The 2011 Exchangeable notes mature on September 15, 2011, unless previously redeemed or repurchased by the Company or exchanged in accordance with their terms prior to such date. Interest is paid semi-annually in arrears on March 15 and September 15 of each year, beginning March 15, 2007. The 2011 Exchangeable Notes are fully and unconditionally guaranteed by the Company. On October 3, 2006, the initial purchasers of the 2011 Exchangeable Notes exercised their Over-Allotment Option with respect to $25,000 in principal amount of the 2011 Exchangeable Notes. With the exercise of the Over-Allotment Option, the aggregate principal amount of 2011 Exchangeable Notes issued and outstanding is $200,000. In connection with the Operating Partnership's offering of the 2011 Exchangeable Notes, the Operating Partnership entered into capped call transactions (the "capped call transactions") with affiliates of two of the initial purchasers of the 2011 Exchangeable Notes (the "option counterparties") in order to increase the effective exchange price of the 2011 Exchangeable Notes to $59.42 per share of the Company's common stock, which represents an exchange premium of approximately 40% based on the last reported sale price of $42.44 per share of the Company's common stock on September 19, 2006. The aggregate cost of the capped call transactions was approximately $6,835. The capped call transactions are expected to reduce the potential dilution with respect to the Company's common stock upon exchange of the 2011 Exchangeable Notes to the extent the then market value per share of the Company's common stock does not exceed the cap price of the capped call transaction during the observation period relating to an exchange. The cost of the capped call will be accounted for as a hedge and included in shareholders' equity because the derivative is indexed to the Company's own stock and meets the scope exception in FAS 133.

On December 1, 2006, the Company paid off and retired its 7.0% 2006 Unsecured Notes in the amount of $150,000.

All of the Company's senior unsecured debt (except for the 2011 Exchangeable Notes) contains certain covenants, including limitations on incurrence of debt and debt service coverage.

Unsecured Lines of Credit

The Company has maintained an unsecured revolving credit facility since 1997 (the "Unsecured Line of Credit"). On August 23, 2005, the Company, through the Operating Partnership, amended and restated the Unsecured Line of Credit (the "Unsecured Line of Credit I"). The Unsecured Line of Credit I matures on September 28, 2008, has a borrowing capacity of $500,000, with the right, subject to certain conditions, to increase the borrowing capacity up to $600,000 and bears interest at a floating rate of LIBOR plus .625%, or the Prime Rate, at the Company's election. The net unamortized deferred financing fees related to the Unsecured Line of Credit I and any additional deferred financing fees incurred related to the Unsecured Line of Credit I are being amortized over the life of the Unsecured Line of Credit I in accordance with Emerging Issues Task Force Issue 98-14, "Debtor's Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements", except for $51, which represents the write off of deferred financing costs and is included in the gain from early retirement of debt. The Unsecured Line of Credit I contains certain financial covenants relating to debt service coverage, market value net worth, dividend payout ratio and total funded indebtedness.

In December 2005, the Company, through the Operating Partnership, entered into a non-revolving unsecured line of credit (the "Unsecured Line of Credit II"; together with the Unsecured Line of Credit I, the "Unsecured Lines of Credit"). The Unsecured Line of Credit II had a borrowing capacity of $125,000 and matured on March 15, 2006. The Unsecured Line of Credit II provided for interest only payments at LIBOR plus .625% or at Prime, at the Company's election. The Company, through the Operating Partnership, paid off and retired the Unsecured Line of Credit II in January 2006.

The following is a schedule of the stated maturities and scheduled principal payments of the mortgage loans, senior unsecured debt and unsecured line of credit, exclusive of premiums and discounts, for the next five years ending December 31, 2007 and thereafter:

	Amount
2007	$ 152,884
2008	210,111
2009	133,001
2010	15,545
2011	407,360
Thereafter	928,176
Total	$1,847,077

Fair Value

At December 31, 2006 and 2005, the fair value of the Company's mortgage loans payable, senior unsecured debt and Unsecured Line of Credit I were as follows:

	December 31, 2006		December 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Mortgage Loans Payable	$ 77,926	$ 78,730	$ 57,309	$ 58,864
Senior Unsecured Debt	1,549,732	1,636,318	1,298,893	1,415,268
Unsecured Lines of Credit I	207,000	207,000	457,500	457,500
Total	$1,834,658	$1,922,048	$1,813,702	$1,931,632

The fair value of the senior unsecured debt was determined by quoted market prices, if available. The fair values of the Company's senior unsecured debt not valued by quoted market prices and mortgage loans payable were determined by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of the Unsecured Lines of Credit was equal to their carrying value due to the variable interest rate nature of the loans.

Other Comprehensive Income

In conjunction with the prior issuances of senior unsecured debt, the Company entered into interest rate protection agreements to fix the interest rate on anticipated offerings of senior unsecured debt (the "Interest Rate Protection Agreements"). In the next 12 months, the Company will amortize approximately $1,182 of the Interest Rate Protection Agreements into net income as a decrease to interest expense.

In October 2005, the Company, through an entity wholly-owned by the Operating Partnership, entered into an interest rate protection agreement which hedged the change in value of a build to suit development project the Company was constructing. This interest rate protection agreement had a notional value of $50,000, was based on the three Month LIBOR rate, had a strike rate of 4.8675%, had an effective date of December 30, 2005 and a termination date of December 30, 2010. Per Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" fair value and cash flow hedge accounting for hedges of non-financial assets and liabilities is limited to hedges of the risk of changes in the market price of the entire hedged item because changes in the price of an ingredient or component of a non-financial item generally do not have a predictable, separately measurable effect on the price of the item. Since the interest rate protection agreement is hedging a component of the change in value of the build to suit development, the interest rate protection agreement does not qualify for hedge accounting and the change in value of the interest rate protection agreement will be recognized immediately in net income as opposed to other comprehensive income. On January 5, 2006, the Company, settled the interest rate protection agreement for a payment of $186.

In December 2005, the Company, through the Operating Partnership, entered into three interest rate protection agreements which fixed the interest rate on a forecasted offering of unsecured debt which it designated as cash flow hedges. Two of the interest rate protection agreements each had a notional value of $48,700 and were effective from December 30, 2005 through December 30, 2015. The interest rate protection agreements fixed the LIBOR rate at 5.066% and 5.067%. The third interest rate protection agreement had a notional value of $48,700, was effective from January 19, 2006 through January 19, 2016, and fixed the LIBOR rate at 4.992%. The Company settled the three interest rate protection agreements on January 9, 2006 for a payment of $1,729, which is included in other comprehensive income. The settlement amount of the interest rate protection agreements will be amortized over the life of the 2016 Notes as an adjustment to interest expense.

In April 2006, the Company, through the Operating Partnership, entered into four interest rate protection agreements which fixed the interest rate on forecasted offerings of unsecured debt which it designated as cash flow hedges. Two of the interest rate protection agreements each have a notional value of $72,900 and are effective from November 28, 2006 through November 28, 2016. The interest rate protection agreements fixed the LIBOR rate at 5.537%. The third and fourth interest rate protection agreements each have a notional value of $74,750, are effective from May 10, 2007 through May 10, 2012, and fixed the LIBOR rate at 5.420% (the "2006 Interest Rate Protection Agreements"). In September 2006, the 2006 Interest Rate Protection Agreements failed to qualify for hedge accounting, since the actual debt issuance date was not within the range of dates the Company disclosed in its hedge designation. The Company settled the 2006 Interest Rate Protection Agreements and paid the counterparties $2,942. This amount is recognized in the mark-to-market/gain (loss) on settlement of interest rate protection agreements caption on the consolidated statements of operations.

6. Stockholders' Equity

Preferred Stock

On June 6, 1997, the Company issued 2,000,000 Depositary Shares, each representing 1/100th of a share of the Company's 8⅝%, $0.01 par value, Series C Cumulative Preferred Stock (the "Series C Preferred Stock"), at an initial offering price of $25 per Depositary Share. Dividends on the Series C Preferred Stock, represented by the Depositary Shares, are cumulative from the date of initial issuance and are payable quarterly in arrears. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series C Preferred Stock ranks senior to payments on the Company's Common Stock and pari passu with the Company's Series F Preferred Stock (hereinafter defined), Series G Preferred Stock (hereinafter defined), Series J Preferred Stock (hereinafter defined) and Series K Preferred Stock (hereinafter defined). The Series C Preferred Stock is not redeemable prior to June 6, 2007. On or after June 6, 2007, the Series C Preferred Stock is redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $25 per Depositary Share, or $50,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series C Preferred Stock has no stated maturity and is not convertible into any other securities of the Company.

On February 4, 1998, the Company issued 5,000,000 Depositary Shares, each representing 1/100th of a share of the Company's 7.95%, $0.01 par value, Series D Cumulative Preferred Stock (the "Series D Preferred Stock"), at an initial offering price of $25 per Depositary Share. On or after February 4, 2003, the Series D Preferred Stock became redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $25 per Depositary Share, or $125,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Company redeemed the Series D Preferred Stock on June 7, 2004 at a redemption price of $25.00 per Depositary Share, and paid a prorated second quarter dividend of $0.36990 per Depositary Share, totaling approximately $1,850. In accordance with EITF D-42, due to the redemption of the Series D Preferred Stock, the initial offering costs associated with the issuance of the Series D Preferred Stock of $4,467 were reflected as a deduction from net income to arrive at net income available to common stockholders in determining earnings per share for the year ended December 31, 2004.

On March 18, 1998, the Company issued 3,000,000 Depositary Shares, each representing 1/100th of a share of the Company's 7.90%, $0.01 par value, Series E Cumulative Preferred Stock (the "Series E Preferred Stock"), at an initial offering price of $25 per Depositary Share. On or after March 18, 2003, the Series E Preferred Stock became redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $25 per Depositary Share, or $75,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Company redeemed the Series E Preferred Stock on June 7, 2004 at a redemption price of $25.00 per Depositary Share, and paid a prorated second quarter dividend of $0.36757 per Depositary Share, totaling approximately $1,103. In accordance with EITF D-42, due to the redemption of the Series E Preferred Stock, the initial offering costs associated with the issuance of the Series E Preferred Stock of $2,892 were reflected as a deduction from net income to arrive at net income available to common stockholders in determining earnings per share for the year ended December 31, 2004.

On May 27, 2004, the Company issued 50,000 Depositary Shares, each representing 1/100th of a share of the Company's 6.236%, $0.01 par value, Series F Flexible Cumulative Redeemable Preferred Stock (the "Series F Preferred Stock"), at an initial offering price of $1,000.00 per Depositary Share. Dividends on the Series F Preferred Stock are cumulative from the date of initial issuance and are payable semi-annually in arrears for the period from the date of original issuance through March 31, 2009 (the "Series F Initial Fixed Rate Period"), commencing on September 30, 2004, at a rate of 6.236% per annum of the liquidation preference (the "Series F Initial Distribution Rate") (equivalent to $62.36 per Depositary Share). On or after March 31, 2009, the Series F Initial Distribution Rate is subject to reset, at the Company's option, subject to certain conditions and parameters, at fixed or floating rates and periods. Fixed rates and periods will be determined through a remarketing procedure. Floating rates during floating rate periods will equal 2.375% (the initial credit spread), plus the greater of (i) the 3-month LIBOR Rate, (ii) the 10-year Treasury CMT Rate (as defined in the Articles Supplementary), and (iii) the 30-year Treasury CMT Rate (the adjustable rate)(as defined in the Articles Supplementary), reset quarterly. Dividends on the Series F Preferred Stock are payable semi-annually in arrears for fixed rate periods subsequent to the Series F Initial Fixed Rate Period and quarterly in arrears for floating rate periods. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series F Preferred Stock ranks senior to payments on the Company's Common Stock and pari passu with the Company's Series C Preferred Stock, Series G Preferred Stock (hereinafter defined), Series J Preferred Stock (hereinafter defined) and Series K Preferred Stock (hereinafter defined). On or after March 31, 2009, subject to any conditions on redemption applicable in any fixed rate period subsequent to the Series F Initial Fixed Rate Period, the Series F Preferred Stock is redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $1,000.00 per Depositary Share, or $50,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series F Preferred Stock has no stated maturity and is not convertible into any other securities of the Company.

On May 27, 2004, the Company issued 25,000 Depositary Shares, each representing 1/100th of a share of the Company's 7.236%, $0.01 par value, Series G Flexible Cumulative Redeemable Preferred Stock (the "Series G Preferred Stock"), at an initial offering price of $1,000.00 per Depositary Share. Dividends on the Series G Preferred Stock are cumulative from the date of initial issuance and are payable semi-annually in arrears for the period from the date of original issuance of the Series G Preferred Stock through March 31, 2014 (the "Series G Initial Fixed Rate Period"), commencing on September 30, 2004, at a rate of 7.236% per annum of the liquidation preference (the "Series G Initial Distribution Rate") (equivalent to $72.36 per Depositary Share). On or after March 31, 2014, the Series G Initial Distribution Rate is subject to reset, at the Company's option, subject to certain conditions and parameters, at fixed or floating rates and periods. Fixed rates and periods will be determined through a remarketing procedure. Floating rates during floating rate periods will equal 2.500% (the initial credit spread), plus the greater of (i) the 3-month LIBOR Rate, (ii) the 10-year Treasury CMT Rate (as defined in the Articles Supplementary), and (iii) the 30-year Treasury CMT Rate (the adjustable rate) (as defined in the Articles Supplementary), reset quarterly. Dividends on the Series G Preferred Stock are payable semi-annually in arrears for fixed rate periods subsequent to the Series G Initial Fixed Rate Period and quarterly in arrears for floating rate periods. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series G Preferred Stock ranks senior to payments on the Company's Common Stock and pari passu with the Company's Series C Preferred Stock, Series F Preferred Stock, Series J Preferred Stock (hereinafter defined) and Series K Preferred Stock (hereinafter defined). On or after March 31, 2014, subject to any conditions on redemption applicable in any fixed rate period subsequent to the Series G Initial Fixed Rate Period, the Series G Preferred Stock is redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $1,000.00 per Depositary Share, or $25,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series G Preferred Stock has no stated maturity and is not convertible into any other securities of the Company.

On June 2, 2004, the Company issued 500 shares of 2.965%, $0.01 par value, Series H Flexible Cumulative Redeemable Preferred Stock (the "Series H Preferred Stock"), at an initial offering price of $250,000.00 per share. On or after July 2, 2004, the Series H Preferred Stock became redeemable for cash at the option of the Company, in whole but not in part, at a redemption price equivalent, initially, to $242,875.00 per share, plus accrued and unpaid dividends. The Company redeemed the Series H Preferred Stock on July 2, 2004 and paid a prorated second and third quarter dividend of $629.555 per share, totaling approximately $315. In accordance with EITF D-42, due to the redemption of the Series H Preferred Stock, the initial offering costs associated with the issuance of the Series H Preferred Stock of $600 is reflected as a deduction from net income to arrive at net income available to common stockholders in determining earnings per share for the year ended December 31, 2004.

On November 8, 2005 and November 18, 2005, the Company issued 600 and 150 Shares, respectively, of $.01 par value, Series I Flexible Cumulative Redeemable Preferred Stock, (the "Series I Preferred Stock"), in a private placement at an initial offering price of $250,000 per share for an aggregate initial offering price of $187,500. The Company redeemed the Series I Preferred Stock on January 13, 2006 for $242,875.00 per share, and paid a prorated first quarter dividend of $470.667 per share, totaling approximately $353. In accordance with EITF D-42, due to the redemption of the Series I Preferred Stock, the difference between the redemption cost and the carrying value of the Series I Preferred Stock of approximately $672 is reflected as a deduction from net income to arrive at net income available to common stockholders in determining earnings per share for the year ended December 31, 2006.

On January 13, 2006, the Company issued 6,000,000 Depositary Shares, each representing 1/10,000th of a share of the Company's 7.25%, $.01 par value, Series J Cumulative Redeemable Preferred Stock (the "Series J Preferred Stock"), at an initial offering price of $25.00 per Depositary Share. Dividends on the Series J Preferred Stock, represented by the Depositary Shares, are cumulative from the date of initial issuance and are payable quarterly in arrears. However, during any period that both (i) the depositary shares are not listed on the NYSE or AMEX, or quoted on NASDAQ, and (ii) the Company is not subject to the reporting requirements of the Exchange Act, but the preferred shares are outstanding, the Company will increase the dividend on the preferred shares to a rate of 8.25% of the liquidation preference per year. However, if at any time both (i) the depositary shares cease to be listed on the NYSE or the AMEX, or quoted on NASDAQ, and (ii) the Company ceases to be subject to the reporting requirements of the Exchange Act, but the preferred shares are outstanding, then the preferred shares will be redeemable, in whole but not in part at the Company's option, within 90 days of the date upon which the depositary shares cease to be listed and the Company ceases to be subject to such reporting requirements, at a redemption price equivalent to $25.00 per Depositary Share, plus all accrued and unpaid dividends to the date of redemption. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series J Preferred Stock ranks senior to payments on the Company's Common Stock and pari passu with the Company's Series C Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series K Preferred Stock (hereinafter defined). The Series J Preferred Stock is not redeemable prior to January 15, 2011. On or after January 15, 2011, the Series J Preferred Stock is redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $25.00 per Depositary Share, or $150,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series J Preferred Stock has no stated maturity and is not convertible into any other securities of the Company.

On August 21, 2006, the Company issued 2,000,000 Depositary Shares, each representing 1/10,000th of a share of the Company's 7.25%, $.01 par value, Series K Flexible Cumulative Redeemable Preferred Stock (the "Series K Preferred Stock"), at an initial offering price of $25.00 per Depositary Share. Dividends on the Series K Preferred Stock, represented by the Depositary Shares, are cumulative from the date of initial issuance and are payable quarterly in arrears. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series K Preferred Stock ranks senior to payments on the Company's Common Stock and pari passu with the Company's Series C Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series J Preferred Stock. The Series K Preferred Stock is not redeemable prior to August 15, 2011. On or after August 15, 2011, the Series K Preferred Stock is redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $25.00 per Depositary Share, or $50,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series K Preferred Stock has no stated maturity and is not convertible into any other securities of the Company.

The following table summarizes certain information regarding the Company's preferred stock:

	Stated Value at	
	December 31, 2006	December 31, 2005
Series C Preferred Stock	$ 50,000	$ 50,000
Series F Preferred Stock	50,000	50,000
Series G Preferred Stock	25,000	25,000
Series I Preferred Stock	—	187,500
Series J Preferred Stock	150,000	—
Series K Preferred Stock	50,000	—
Total	$325,000	$312,500

Shares of Common Stock

On September 16, 2004, the Company and the Operating Partnership entered into a sales agreement to sell up to 3,900,000 shares of the Company's common stock from time to time with Cantor Fitzgerald & Co., as sales agent, in a controlled equity offering program. During the year ended December 31, 2004, the Company issued 1,333,600 shares of common stock under the controlled equity offering program and received net proceeds of $48,820.

On December 9, 2005, the Company issued 1,250,000 shares of $0.01 par value common stock (the "December 2005 Equity Offering"). The price per share was $39.45 resulting in gross offering proceeds of $49,313. Proceeds to the Company, net of underwriters' discount and total expenses, were approximately $48,775.

For the years ended December 31, 2006, 2005 and 2004, 213,773, 81,644, and 248,098 respectively, shares of common stock were converted from an equivalent number of limited partnership interests in the Operating Partnership ("Units").

The following table is a roll-forward of the Company's shares of common stock outstanding, including unvested restricted shares of common stock for the three years ended December 31, 2006:

	Shares of Common Stock Outstanding
Balance at December 31, 2003	39,850,370
Issuance of Common Stock and Stock Option Exercises	2,621,082
Issuance of Restricted Stock Shares	216,617
Repurchase and Retirement of Restricted Stock Shares	(102,076)
Conversion of Operating Partnership Units	248,098
Balance at December 31, 2004	42,834,091
Issuance of Common Stock and Stock Option Exercises	1,480,942
Issuance of Restricted Stock Shares	200,042
Repurchase and Retirement of Restricted Stock Shares	(152,009)
Conversion of Operating Partnership Units	81,644
Balance at December 31, 2005	44,444,710
Stock Option Exercises	125,780
Issuance of Restricted Stock Shares	319,374
Repurchase and Retirement of Restricted Stock Shares	(93,007)
Conversion of Operating Partnership Units	213,773
Balance at December 31, 2006	45,010,630

Non-Qualified Employee Stock Options

For the year ended December 31, 2004, certain employees of the Company exercised 1,663,652 non-qualified employee stock options. Net proceeds to the Company were approximately $37,301.

For the year ended December 31, 2005, certain employees of the Company exercised 248,881 non-qualified employee stock options. Net proceeds to the Company were approximately $6,698.

For the year ended December 31, 2006, certain employees of the Company exercised 125,780 non-qualified employee stock options. Net proceeds to the Company were approximately $3,742.

Restricted Stock

During the years ended December 31, 2006, 2005, and 2004 the Company awarded 319,374, 200,042, and 216,617 restricted shares of common stock, respectively, to certain employees and certain directors of the Company. See Note 13 for further disclosure on the Company's stock based compensation.

Shareholders' Rights Plan

On September 4, 1997, the Board of Directors of the Company declared a dividend distribution of one Preferred Share Purchase Right ("Right") for each outstanding share of Common Stock. The dividend distribution was made on October 20, 1997 to stockholders of record as of the close of business on October 19, 1997. In addition, a Right will attach to each share of Common Stock issued in the future. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Junior Participating Preferred Stock (the "Junior Preferred Stock"), at a price of $125 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment.

The Rights become exercisable only if a person or group of affiliated or associated persons (an "Acquiring Person") acquires, or obtains the right to acquire, beneficial ownership of Common Stock or other voting securities ("Voting Stock") that have 15% or more of the voting power of the outstanding shares of Voting Stock, or if an Acquiring Person commences or makes an announcement of an intention to commence a tender offer or exchange offer to acquire beneficial ownership of Voting Stock that have 15% or more of the voting power of the outstanding shares of Voting Stock. The Rights will expire on October 19, 2007, unless redeemed earlier by the Company at $0.001 per Right, or exchanged by the Company at an exchange ratio of one share of Common Stock per Right.

In the event that a person becomes an Acquiring Person, each holder of a Right, other than the Acquiring Person, is entitled to receive, upon exercise, (1) Common Stock having a value equal to two times the Purchase Price of the Right or (2) common stock of the acquiring company having a value equal to two times the Purchase Price of the Right.

The Junior Preferred Stock ranks junior to all other series of the Company's preferred stock with respect to payment of dividends and as to distributions of assets in liquidation. Each share of Junior Preferred Stock has a quarterly dividend rate per share equal to the greater of $1.00 or 100 times the per share amount of any dividend (other than a dividend payable in shares of Common Stock or a subdivision of the Common Stock) declared on the Common Stock, subject to certain adjustments. In the event of liquidation, the holder of the Junior Preferred Stock is entitled to receive a preferred liquidation payment per share of $1.00 (plus accrued and unpaid dividends) or, if greater, an amount equal to 100 times the payment to be made per share of Common Stock, subject to certain adjustments.

Dividends/Distributions

The following table summarizes dividends/distributions declared for the past three years:

	Year Ended 2006		Year Ended 2005		Year Ended 2004	
	Dividend/ Distribution per Share/ Unit	Total Dividend/ Distribution	Dividend/ Distribution per Share/ Unit	Total Dividend/ Distribution	Dividend/ Distribution per Share/ Unit	Total Dividend/ Distribution
Common Stock/Operating Partnership Units	$ 2.8100	$144,720	$ 2.7850	$139,168	$ 2.7500	$132,585
Series C Preferred Stock	$ 215.6240	$ 4,313	$ 215.6240	$ 4,313	$ 215.6240	$ 4,313
Series D Preferred Stock	$ —	$ —	$ —	$ —	$ 86.6780	$ 4,334
Series E Preferred Stock	$ —	$ —	$ —	$ —	$ 86.1320	$ 2,585
Series F Preferred Stock	$ 6,236.0000	$ 3,118	$6,236.0000	$ 3,118	$3,724.2800	$ 1,861
Series G Preferred Stock	$ 7,236.0000	$ 1,809	$7,236.0000	$ 1,809	$4,321.5000	$ 1,080
Series H Preferred Stock	$ —	$ —	$ —	$ —	$ 629.5550	$ 315
Series I Preferred Stock	$ 470.6667	$ 353	$1,930.2431	$ 1,448	$ —	$ —
Series J Preferred Stock	$17,521.0000	$ 10,512	$ —	$ —	$ —	$ —
Series K Preferred Stock	$ 6,595.6000	$ 1,319	$ —	$ —	$ —	$ —

7. Acquisition and Development of Real Estate

In 2004, the Company acquired 79 industrial properties comprising, in the aggregate, approximately 9.2 million square feet (unaudited) of GLA and several land parcels for a total purchase price of approximately $402,388, excluding costs incurred in conjunction with the acquisition of the properties. The Company also substantially completed development of 11 properties comprising approximately 2.3 million square feet (unaudited) of GLA at a cost of approximately $80,241. The Company reclassed the costs of the substantially completed developments from construction in progress to building, tenant improvements and leasing commissions.

In 2005, the Company acquired 161 industrial properties comprising, in the aggregate, approximately 20.1 million square feet (unaudited) of GLA and several land parcels. The gross purchase price for 160 industrial properties and several land parcels totaled approximately $752,674, (approximately $14,698 of which was made through the issuance of 366,472 Units relating to five properties) excluding costs incurred in conjunction with the acquisition of the properties. Additionally, one industrial property was acquired through foreclosure due to a default on a mortgage loan receivable. The Company also substantially completed development of five properties comprising approximately 1.8 million square feet (unaudited) of GLA at a cost of approximately $97,466. The Company reclassed the costs of the substantially completed developments from construction in progress to building, tenant improvements and leasing commissions.

In 2006, the Company acquired 91 industrial properties comprising, in the aggregate, approximately 10.5 million square feet (unaudited) of GLA and several land parcels for a total purchase price of approximately $610,745 (approximately $1,288 of which was made through the issuance of 31,473 Units relating to two properties) excluding costs incurred in conjunction with the acquisition of the properties. The Company also substantially completed development of 15 properties comprising approximately 5.0 million square feet (unaudited) of GLA at a cost of approximately $188,592. The Company reclassed the costs of the substantially completed developments from construction in progress to building, tenant improvements and leasing commissions.

Intangible Assets Subject To Amortization in the Period of Acquisition

The fair value of in-place leases, above market leases, tenant relationships and below market leases recorded as a result of the above acquisitions was $36,270, $3,831, $20,336, and $(13,148), respectively, for the year ended December 31, 2006. The weighted average life in months of in-place leases, above market leases, tenant relationships and below market leases recorded as a result of 2006 acquisitions was 72, 71, 105, and 109 months, respectively.

The fair value of in-place leases, above market leases, and below market leases recorded as a result of the above acquisitions was $59,901, $6,137, and $(23,600), respectively for the year ended December 31, 2005. The weighted average life in months of in-place leases, above market leases, and below market leases recorded as a result of 2005 acquisitions was 137, 75 and 115 months, respectively.

8. Sale of Real Estate, Real Estate Held for Sale and Discontinued Operations

In 2004, the Company sold 97 industrial properties comprising approximately 7.4 million square feet (unaudited) of GLA and several land parcels. Gross proceeds from the sales of the 97 industrial properties and several land parcels were approximately $424,878. The gain on sale of real estate was approximately $105,000, of which $88,245 is shown in discontinued operations. Ninety-two of the 97 sold industrial properties meet the criteria established by FAS 144 to be included in discontinued operations. Therefore, in accordance with FAS 144, the results of operations and gain on sale of real estate, net of income taxes for the 92 sold industrial properties that meet the criteria established by FAS 144 are included in discontinued operations. The results of operations and gain on sale of real estate, net of income taxes for the five industrial properties and several land parcels that do not meet the criteria established by FAS 144 are included in continuing operations.

In 2005, the Company sold 96 industrial properties comprising approximately 12.8 million square feet (unaudited) of GLA and several land parcels. Of the 96 industrial properties sold, eight industrial property sales were to the March 2005 Joint Venture. Gross proceeds from the sales of the 96 industrial properties and several land parcels were approximately $656,094. The gain on sale of real estate was approximately $161,689, of which $132,139 is shown in discontinued operations. Eighty-six of the 96 sold industrial properties meet the criteria established by FAS 144 to be included in discontinued operations. Therefore, in accordance with FAS 144, the results of operations and gain on sale of real estate for the 86 sold industrial properties that meet the criteria established by FAS 144 are included in discontinued operations. The results of operations and gain on sale of real estate for the ten industrial properties and several land parcels that do not meet the criteria established by FAS 144 are included in continuing operations.

In 2006, the Company sold 125 industrial properties comprising approximately 17.1 million square feet (unaudited) of GLA and several land parcels, totaling gross proceeds of $946,800. The gain on sale of real estate was approximately $219,513, of which $213,442 is shown in discontinued operations. The 125 sold industrial properties meet the criteria established by FAS 144 to be included in discontinued operations. Therefore, in accordance with FAS 144, the results of operations and gain on sale of real estate, for the 125 sold industrial properties are included in discontinued operations. The results of operations and gain on sale of real estate, for the several land parcels that do not meet the criteria established by FAS 144 are included in continuing operations.

At December 31, 2006, the Company had 25 industrial properties comprising approximately 2.0 million square feet (unaudited) of GLA held for sale. In accordance with FAS 144, the results of operations of the 25 industrial properties held for sale at December 31, 2006 are included in discontinued operations. There can be no assurance that such industrial properties held for sale will be sold.

The following table discloses certain information regarding the industrial properties included in discontinued operations by the Company for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,		
	2006	2005	2004
Total Revenues	$ 37,449	$ 66,731	$ 75,105
Property Expenses	(11,145)	(22,155)	(25,441)
Interest Expense	—	(373)	(609)
Depreciation and Amortization	(14,389)	(22,281)	(20,607)
Provision for Income Taxes Allocable to Operations	(2,629)	(3,054)	(2,346)
Gain on Sale of Real Estate	213,442	132,139	88,245
Provision for Income Taxes Allocable to Gain on Sale of Real Estate	(47,511)	(20,529)	(8,659)
Income from Discontinued Operations	$175,217	$130.478	$105,688

In conjunction with certain property sales, the Company provided seller financing. At December 31, 2006 and 2005, the Company had mortgage notes receivable and accrued interest outstanding of approximately $0 and $24,118, respectively, which is included as a component of prepaid expenses and other assets.

9. Supplemental Information to Statements of Cash Flows

Supplemental disclosure of cash flow information:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Interest paid, net of capitalized interest	$114,709	$107,573	$ 98,910
Interest capitalized	$ 5,159	$ 3,271	$ 1,304
Income Taxes Paid	$ 36,374	$ 36,080	$ 7,936
Supplemental schedule of noncash investing and financing activities:			
Distribution payable on common stock/units	$ 36,613	$ 35,752	$ 34,255
Distribution payable on preferred stock	$ 5,935	$ 3,757	$ 1,232

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Exchange of units for common shares:			
Minority interest	$ (5,144)	$ (1,951)	$ (6,195)
Common stock	2	1	3
Additional paid-in-capital	5,142	1,950	6,192
	$ —	$ —	$ —
In conjunction with property and land acquisitions, the following assets and liabilities were assumed:			
Accounts payable and accrued expenses	$ (1,928)	$ (4,735)	$ (3,231)
Issuance of Operating Partnership Units	$ (1,288)	$ (14,698)	$ —
Mortgage debt	$ (33,982)	$ (11,545)	$ (18,244)
Foreclosed property acquisition and write-off of a Mortgage loan receivable	$ —	$ 3,870	$ —
Write-off of fully depreciated assets	$ 30,596	$ 67,814	$ 26,041
In conjunction with certain property sales, the Company provided seller financing or assigned a mortgage loan payable:			
Notes receivable	$ 11,200	$ 76,744	$ 92,146
Mortgage Note Payable	$ —	$ 13,242	$ —

10. Earnings Per Share ("EPS")

The computation of basic and diluted EPS is presented below.

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Numerator:			
(Loss) Income from Continuing Operations	$ (43,777)	$ (42,424)	$ 9,596
Gain on Sale of Real Estate, Net of Minority Interest and Income Tax	3,438	16,221	9,822
Less: Preferred Stock Dividends	(21,424)	(10,688)	(14,488)
Less: Redemption of Preferred Stock	(672)	—	(7,959)
Loss from Continuing Operations Available to Common Stockholders, Net of Minority Interest — For Basic and Diluted EPS	(62,435)	(36,891)	(3,029)
Discontinued Operations, Net of Minority Interest and Income Tax	152,421	113,307	91,188
Net Income Available to Common Stockholders — For Basic and Diluted EPS	$ 89,986	$ 76,416	$ 88,159

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Denominator:			
Weighted Average Shares — Basic	44,011,503	42,431,109	40,557,053
Effect of Dilutive Securities:			
2011 Exchangeable Notes	—	—	—
Employee and Director Common Stock Options	—	—	—
Employee and Director Shares of Restricted Stock	—	—	—
Weighted Average Shares — Diluted	44,011,503	42,431,109	40,557,053
Basic EPS:			
Loss from Continuing Operations Available to Common Stockholders, Net of Minority Interest	$ (1.42)	$ (0.87)	$ (0.07)
Discontinued Operations, Net of Minority Interest and Income Tax	$ 3.46	$ 2.67	$ 2.25
Net Income Available to Common Stockholders	$ 2.04	$ 1.80	$ 2.17
Diluted EPS:			
Loss from Continuing Operations Available to Common Stockholders, Net of Minority Interest	$ (1.42)	$ (0.87)	$ (0.07)
Discontinued Operations, Net of Minority Interest and Income Tax	$ 3.46	$ 2.67	$ 2.25
Net Income Available to Common Stockholders	$ 2.04	$ 1.80	$ 2.17

Weighted average shares — diluted are the same as weighted average shares — basic for the years ended December 31, 2006, 2005 and 2004 as the dilutive effect of stock options and restricted stock was excluded because its inclusion would have been anti-dilutive to the loss from continuing operations available to common stockholders, net of minority interest. The dilutive stock options and restricted stock excluded from the computation are 116,155 and 93,643, respectively, for the year ended December 31, 2006, 141,625 and 82,888, respectively, for the year ended December 31, 2005 and 227,423 and 103,551, respectively, for the year ended December 31, 2004.

Unvested restricted stock of 778,535, 700,023, and 823,836 were outstanding as of December 31, 2006, 2005 and 2004 respectively. Unvested restricted stock aggregating 109,517, 182,651, and 211,924 were antidilutive at December 31, 2006, 2005 and 2004, respectively, and accordingly, were excluded from dilution computations.

Additionally, options to purchase common stock of 381,976, 546,723, and 823,421 were outstanding as of December 31, 2006, 2005 and 2004, respectively. None of the options outstanding at December 31, 2006, 2005 and 2004 were antidilutive.

The 2011 Exchangeable Notes issued during 2006, which are convertible into common shares of the Company at a price of $50.93, were not included in the computation of diluted EPS for 2006 as the Company's average stock price did not exceed the strike price of the conversion feature (see Note 5).

11. Income Taxes

For income tax purposes, distributions paid to common shareholders are classified as ordinary income, capital gain, return of capital or qualified dividends. For the three years ended December 31, 2006, 2005 and 2004, the distributions per common share were classified as follows:

	2006	As a Percentage of Distributions	2005	As a Percentage of Distributions	2004	As a Percentage of Distributions
Ordinary income	$0.2613	9.30%	$0.3278	11.77%	$0.3622	13.17%
Short-term capital gains	—	—	—	—	0.0423	1.54%
Long-term capital gains	0.3364	11.97%	0.4289	15.40%	0.8654	31.47%
Unrecaptured Section 1250 gain	0.2408	8.57%	0.2158	7.75%	0.2503	9.10%
Return of capital	1.3918	49.53%	1.6276	58.44%	1.2298	44.72%
Qualified Dividends	0.5797	20.63%	0.1849	6.64%	—	—
	$ 2.810	100.00%	$ 2.785	100.00%	$2.7500	100.00%

For income tax purposes, distributions paid to preferred shareholders are classified as ordinary income, capital gain, or qualified dividends. For the three years ended December 31, 2006, 2005 and 2004, the preferred distributions per depositary share were classified as follows:

Series C Cumulative Preferred Stock	2006	As a Percentage of Distributions	2005	As a Percentage of Distributions	2004	As a Percentage of Distributions
Ordinary income	$0.3972	18.42%	$0.5992	27.79%	$0.9249	23.81%
Short-term capital gains	—	—	—	—	0.1080	2.78%
Long-term capital gains	0.5115	23.72%	0.8023	37.21%	2.2119	56.94%
Unrecaptured Section 1250 gain	0.3661	16.98%	0.4041	18.74%	0.6398	16.47%
Qualified Dividends	0.8814	40.88%	0.3506	16.26%	—	—
	$2.1562	100.00%	$2.1562	100.00%	$3.8846	100.00%

Series J Cumulative Redeemable Preferred Stock	2006	As a Percentage of Distributions
Ordinary income	$0.3227	18.42%
Long-term capital gains	0.4156	23.72%
Unrecaptured Section 1250 gain	0.2975	16.98%
Qualified Dividends	0.7163	40.88%
	$1.7521	100.00%

Series K Cumulative Redeemable Preferred Stock	2006	As a Percentage of Distributions
Ordinary income	$0.1215	18.42%
Long-term capital gains	0.1564	23.72%
Unrecaptured Section 1250 gain	0.1120	16.98%
Qualified Dividends	0.2696	40.88%
	$0.6595	100.00%

The components of income tax (expense) benefit for the Company's taxable REIT subsidiary (the "TRS") for the years ended December 31, 2006, 2005 and 2004 are comprised of the following:

	2006	2005	2004
Current:			
Federal	$(39,531)	$(19,265)	$(8,074)
State	(7,734)	(4,519)	(1,654)
Deferred:			
Federal	3,548	4,299	1,070
State	695	1,009	219
	$(43,022)	$(18,476)	$(8,439)

In addition to income tax expense/benefit recognized by the TRS, $317 and $1,956 of state income taxes was recognized by the Company and is included in income tax expense (benefit) on the consolidated statement of operations for the years ended December 31, 2006 and 2005, respectively.

Deferred income taxes represent the tax effect of the temporary differences between the book and tax basis of assets and liabilities. Deferred tax assets (liabilities) of the TRS include the following as of December 31, 2006, 2005 and 2004:

	2006	2005	2004
Bad debt expense	$ 119	$ 118	$ —
Investment in partnerships	2,519	648	—
Fixed assets	7,133	4,363	2,012
Prepaid rent	556	461	323
Capitalized general and administrative expense under 263A	2,408	2,696	818
Deferred losses/gains	968	878	334
Mark-to-Market of interest rate protection agreements	—	6	—
Capitalized interest under 263A	191	184	—
Accrued contingency loss	297	—	—
Total deferred tax assets	$14,191	$9,354	$3,487
Straight-line rent	(1,483)	(923)	(430)
Build to suit development	(100)	(66)	—
Total deferred tax liabilities	$(1,583)	$ (989)	$ (430)
Total net deferred tax asset	$12,608	$8,365	$3,057

The TRS does not have any net operating loss carryforwards or tax credit carryforwards.

The TRS's components of income tax expense for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Tax expense associated with income from operations on sold properties which is included in discontinued operations	$ (2,629)	$ (3,054)	$(2,346)
Tax expense associated with gains and losses on the sale of real estate which is included in discontinued operations	(47,511)	(20,529)	(8,659)
Tax expense associated with gains and losses on the sale of real estate	(2,119)	(10,871)	(5,371)
Income tax benefit	9,237	15,978	7,937
Income tax expense	$(43,022)	$(18,476)	$(8,439)

The income tax benefit pertaining to income from continuing operations and gain on sale of real estate for the TRS differs from the amounts computed by applying the applicable federal statutory rate as follows:

	2006	2005	2004
Tax benefit at Federal rate related to continuing operations	$5,873	$2,785	$2,256
State tax benefit, net of Federal benefit	700	403	282
Meals and Entertainment	(24)	(19)	(16)
Prior year provision to return adjustments	484	1,886	—
Other	85	52	44
Net Income tax benefit	$7,118	$5,107	$2,566

12. Future Rental Revenues

The Company's properties are leased to tenants under net and semi-net operating leases. Minimum lease payments receivable, excluding tenant reimbursements of expenses, under non-cancelable operating leases in effect as of December 31, 2006 are approximately as follows:

2007	$ 280,654
2008	236,882
2009	189,035
2010	140,853
2011	106,194
Thereafter	460,231
Total	$1,413,849

13. Stock Based Compensation

The Company maintains three stock incentive plans (the "Stock Incentive Plans") which are administered by the Compensation Committee of the Board of Directors. There are approximately 10.0 million shares reserved under the Stock Incentive Plans. Only officers, other employees of the Company, its Independent Directors and its affiliates generally are eligible to participate in the Stock Incentive Plans.

The Stock Incentive Plans authorize (i) the grant of stock options that qualify as incentive stock options under Section 422 of the Code, (ii) the grant of stock options that do not so qualify, (iii) restricted stock awards, (iv) performance share awards and (v) dividend equivalent rights. The exercise price of the stock options is determined by the Compensation Committee. Special provisions apply to awards granted under the Stock Incentive

Plans in the event of a change in control in the Company. As of December 31, 2006, stock options and restricted stock covering 1.2 million shares were outstanding and 2.3 million shares were available under the Stock Incentive Plans. At December 31, 2006 all outstanding stock options are vested. Stock option transactions are summarized as follows:

	Shares	Weighted Average Exercise Price	Exercise Price per Share	Aggregate Intrinsic Value
Outstanding at December 31, 2004	823,421	$30.74	$18.25-$33.15	$8,230
Exercised	(248,881)	$29.57	$18.25-$33.15	$2,588
Expired or Terminated	(27,817)	$30.71	$25.13-$33.13	
Outstanding at December 31, 2005	546,723	$31.27	$22.75-$33.15	$3,954
Exercised	(125,780)	$30.24	$22.75-$33.15	$1,846
Expired or Terminated	(38,967)	$30.88	$27.25-$33.13	
Outstanding at December 31, 2006	381,976	$31.65	$25.13-$33.15	$5,823

The following table summarizes currently outstanding and exercisable options as of December 31, 2006:

Range of Exercise Price	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$25.13-$30.53	117,576	3.98	29.90
$31.05-$33.15	264,400	3.45	32.42

In September 1994, the Board of Directors approved and the Company adopted a 401(k)/Profit Sharing Plan. Under the Company's 401(k)/Profit Sharing Plan, all eligible employees may participate by making voluntary contributions. The Company may make, but is not required to make, matching contributions. For the years ended December 31, 2006, 2005 and 2004, the Company made matching contributions of approximately $451, $358, and $305, respectively.

For the twelve months ended December 31, 2006, 2005 and 2004, the Company awarded 319,374, 200,042 and 216,617 restricted stock awards to its employees and directors of the Company having a fair value at grant date of $12,152, $8,381 and $8,379 respectively. Restricted stock awards granted to employees generally vest over a period of three years and restricted stock awards granted to directors generally vest over a period of five to ten years. For the twelve months ended December 31, 2006, 2005 and 2004, the Company recognized $9,624, $8,845 and $6,869 in restricted stock amortization related to restricted stock awards, of which $1,323, $1,357, and $1,140 respectively, was capitalized in connection with development activities. At December 31, 2006, the Company has $18,541 in unearned compensation related to unvested restricted stock awards. The weighted average period that the unrecognized compensation is expected to be incurred is 1.84 years. The Company has not awarded options to employees or directors of the Company during the twelve months ended December 31, 2006, 2005 and 2004, and therefore no stock-based employee compensation expense related to options is included in net income available to common stockholders.

Restricted stock transactions for the years ended December 31, 2006 and 2005 are summarized as follows:

	Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2004	823,836	$31.88
Issued	200,042	$41.89
Vested	(279,266)	$32.78
Forfeited	(44,589)	$34.37
Outstanding at December 31, 2005	700,023	$34.23
Issued	319,374	$38.05
Vested	(217,168)	$36.57
Forfeited	(23,694)	$34.55
Outstanding at December 31, 2006	778,535	$35.49

14. Related Party Transactions

The Company periodically engages in transactions for which CB Richard Ellis, Inc. acts as a broker. A relative of one of the Company's officers/Directors is an employee of CB Richard Ellis, Inc. For the years ended December 31, 2006, 2005 and 2004 this relative received brokerage commissions in the amount of $341, $285 and $29, respectively.

15. Commitments and Contingencies

In the normal course of business, the Company is involved in legal actions arising from the ownership of its properties. In management's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a materially adverse effect on the consolidated financial position, operations or liquidity of the Company.

Twelve properties have leases granting the tenants options to purchase the property. Such options are exercisable at various times at appraised fair market value or at a fixed purchase price in excess of the Company's depreciated cost of the asset. The Company has no notice of any exercise of any tenant purchase option.

The Company has committed to the construction of certain industrial properties totaling approximately 3.2 million square feet (unaudited) of GLA. The estimated total construction costs are approximately $168,614 (unaudited). Of this amount, approximately $101,050 (unaudited) remains to be funded. There can be no assurance that the actual completion cost will not exceed the estimated completion cost stated above.

At December 31, 2006, the Company had 23 other letters of credit outstanding in the aggregate amount of $9,012. These letters of credit expire between March 31, 2007 and January 13, 2010.

Ground and Operating Lease Agreements

Future minimum rental payments under the terms of all non-cancelable ground and operating leases under which the Company is the lessee, as of December 31, 2006, are as follows:

2007	$ 2,561
2008	2,433
2009	1,984
2010	1,789
2011	1,715
Thereafter	31,167
Total	$41,649

16. Subsequent Events

On January 2, 2007, the Company paid fourth quarter 2006 dividends of $53.91 per share ($0.5391 per Depositary Share) on its Series C Preferred Stock, totaling, in the aggregate, approximately $1,078; a dividend of $4,531.30 per share ($0.4531 per Depositary Share) on its Series J Preferred Stock, totaling, in the aggregate, approximately $2,719; and a dividend of $4,531.30 per share ($0.4531 per Depositary Share) on its Series K Preferred Stock, totaling, in the aggregate, approximately $906.

On January 22, 2007, the Company and the Operating Partnership paid a fourth quarter 2006 distribution of $.7100 per common share/unit, totaling approximately $36,613.

On February 28, 2007, the Company declared a first quarter 2007 distribution of $.7100 per common share/unit on its common stock/units which is payable on April 16, 2007. The Company also declared first quarter 2007 dividends of $53.91 per share ($0.5391 per Depositary Share), on its Series C Preferred Stock, totaling, in the aggregate, approximately $1,078, which is payable on April 2, 2007; semi-annual dividends of $3,118.00 per share ($31.1800 per Depositary Share) on its Series F Preferred Stock, totaling, in the aggregate, approximately $1,559, which is payable on April 2, 2007; semi-annual dividends of $3,618.00 per share ($36.1800 per Depositary Share) on its Series G Preferred Stock, totaling, in the aggregate, approximately $905, which is payable on April 2, 2007; a dividend of $4,531.30 per share ($0.4531 per Depositary Share) on its Series J Preferred Stock, totaling, in the aggregate, approximately $2,719, which is payable on April 2, 2007; and a dividend of $4,531.30 per share ($0.4531 per Depositary Share) on its Series K Preferred Stock, totaling, in the aggregate, approximately $906, which is payable on April 2, 2007.

From January 1, 2007 to February 22, 2007, the Company awarded 1,598 shares of restricted common stock to certain Directors. These shares of restricted common stock had a fair value of approximately $73 on the date of grant. The restricted common stock vests over a period of five years. Compensation expense will be charged to earnings over the respective vesting period.

From January 1, 2007 to February 22, 2007, the Company acquired 55 industrial properties (including 41 properties in connection with the purchase of the 90% equity interest from the institutional investor in the September 1998 Joint Venture on January 31, 2007) and several land parcels for a total estimated investment of approximately $135,937. The Company also sold 14 industrial properties for approximately $74,430 of gross proceeds during this period.

17. Quarterly Financial Information (unaudited)

The following table summarizes quarterly financial information of the Company. The first, second and third fiscal quarters of 2006 and all fiscal quarters in 2005 have been revised in accordance with FAS 144.

Net income available to common stockholders and basic and diluted EPS from net income available to common stockholders has not been affected.

	Year Ended December 31, 2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total Revenues	$ 90,591	$ 94,487	$ 97,512	$113,446
Equity in Income (Loss) of Joint Ventures	(34)	7,307	4,747	18,654
Minority Interest Allocable to Continuing Operations	2,916	2,231	2,892	1,756
Loss from Continuing Operations, Net of Income Tax and Minority Interest	(13,754)	(10,635)	(14,063)	(5,325)
Income from Discontinued Operations, Net of Income Tax	41,284	47,874	48,190	37,869
Minority Interest Allocable to Discontinued Operations	(5,442)	(6,228)	(6,260)	(4,866)
Gain on Sale of Real Estate, Net of Income Tax	982	1,475	1,729	(234)
Minority Interest Allocable to (Gain) Loss Sale of Real Estate	(127)	(192)	(225)	30
Net Income	22,943	32,294	29,371	27,474
Preferred Stock Dividends	(5,019)	(5,029)	(5,442)	(5,934)
Less: Redemption of Preferred Stock	(672)	—	—	—
Net Income Available to Common Stockholders	$ 17,252	$ 27,265	$ 23,929	$ 21,540
Basic Earnings Per Share:				
Loss From Continuing Operations	$ (0.42)	$ (0.33)	$ (0.41)	$ (0.26)
Income from Discontinued Operations	$ 0.82	$ 0.95	$ 0.95	$ 0.75
Net Income Available to Common Stockholders	$ 0.39	$ 0.62	$ 0.54	$ 0.49
Weighted Average Shares Outstanding	43,887	44,006	44,032	44,118
Diluted Earnings Per Share:				
Loss From Continuing Operations	$ (0.42)	$ (0.33)	$ (0.41)	$ (0.26)
Income from Discontinued Operations	$ 0.82	$ 0.95	$ 0.95	$ 0.75
Net Income Available to Common Stockholders	$ 0.39	$ 0.62	$ 0.54	$ 0.49
Weighted Average Shares Outstanding	43,887	44,006	44,032	44,118

	Year Ended December 31, 2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total Revenues	$73,267	$ 72,365	$88,861	$ 91,037
Equity in (Loss) Income of Joint Ventures	(122)	(98)	3,978	(59)
Minority Interest Allocable to Continuing Operations	1,724	1,954	1,854	2,448
Loss from Continuing Operations, Net of Income Tax and Minority Interest	(9,238)	(10,828)	(9,901)	(12,457)
Income from Discontinued Operations, Net of Income Tax	15,714	35,666	36,943	42,155
Minority Interest Allocable to Discontinued Operations	(2,053)	(4,665)	(4,880)	(5,573)
Gain on Sale of Real Estate, Net of Income Tax	13,780	1,818	1,538	1,543
Minority Interest Allocable to Gain on Sale of Real Estate	(1,813)	(238)	(203)	(204)
Net Income	16,390	21,753	23,497	25,464
Preferred Stock Dividends	(2,310)	(2,310)	(2,310)	(3,758)
Net Income Available to Common Stockholders	$14,080	$ 19,443	$21,187	$ 21,706
Basic Earnings Per Share:				
Income (Loss) From Continuing Operations	$ 0.01	$ (0.27)	$ (0.26)	$ (0.35)
Income From Discontinued Operations	$ 0.32	$ 0.73	$ 0.75	$ 0.85
Net Income Available to Common Stockholders	$ 0.33	$ 0.46	$ 0.50	$ 0.51
Weighted Average Shares Outstanding	42,158	42,285	42,468	42,806
Diluted Earnings Per Share:				
Income (Loss) From Continuing Operations	$ 0.01	$ (0.27)	$ (0.26)	$ (0.35)
Income From Discontinued Operations	$ 0.32	$ 0.73	$ 0.75	$ 0.85
Net Income Available to Common Stockholders	$ 0.33	$ 0.46	$ 0.50	$ 0.51
Weighted Average Shares Outstanding	42,466	42,285	42,468	42,806

18. Pro Forma Financial Information (unaudited)

The following Pro Forma Condensed Statements of Operations for the years ended December 31, 2006 and 2005 (the "Pro Forma Statements") are presented as if the acquisition of 56 operating industrial properties between January 1, 2006 and December 31, 2006 had occurred at the beginning of each year. The Pro Forma Statements do not include acquisitions between January 1, 2006 and December 31, 2006 for industrial properties that were vacant upon purchase, were leased back to the sellers upon purchase or were subsequently sold before December 31, 2006. The Pro Forma Condensed Statements of Operations include all necessary adjustments to reflect the occurrence of purchases and sales of properties during 2006 as of January 1, 2006 and 2005.

The Pro Forma Statements are not necessarily indicative of what the Company's results of operations would have been for the years ended December 31, 2006 and 2005, nor do they purport to present the future results of operations of the Company.

Pro Forma Condensed Statements of Operations

	Year Ended December 31, 2006	Year Ended December 31, 2005
Pro Forma Revenues	$409,229	$355,126
Pro Forma Loss from Continuing Operations Available to Common Stockholders, Net of Minority Interest and Income Taxes	$(58,391)	$(36,017)
Pro Forma Net Income Available to Common Stockholders	$ 94,029	$ 77,290
Per Share Data:		
Basic Earnings Per Share Data:		
Income from Continuing Operations Available to Common Stockholders	$ (1.31)	$ (0.85)
Net Income Available to Common Stockholders	$ 2.14	$ 1.82
Diluted Earnings Per Share Data:		
Income from Continuing Operations Available to Common Stockholders	$ (1.31)	$ (0.85)
Net Income Available to Common Stockholders	$ 2.14	$ 1.82

The following Pro Forma Condensed Statements of Operations for the years ended December 31, 2005 and 2004 (the "Pro Forma Statements") are presented as if the acquisition of 73 operating industrial properties between January 1, 2005 and December 31, 2005 had occurred at the beginning of each year. The Pro Forma Statements do not include acquisitions between January 1, 2005 and December 31, 2005 for industrial properties that were vacant upon purchase, were leased back to the sellers upon purchase or were subsequently sold before December 31, 2005. The Pro Forma Condensed Statements of Operations include all necessary adjustments to reflect the occurrence of purchases and sales of properties during 2005 as of January 1, 2005 and 2004.

The Pro Forma Statements are not necessarily indicative of what the Company's results of operations would have been for the years ended December 31, 2005 and 2004, nor do they purport to present the future results of operations of the Company.

	Year Ended December 31, 2005	Year Ended December 31, 2004
Pro Forma Revenues	$390,716	$329,152
Pro Forma (Loss) Income from Continuing Operations Available to Common Stockholders, Net of Minority Interest and Income Taxes	(16,869)	17,661
Pro Forma Net Income Available to Common Stockholders	85,580	100,982
Per Share Data:		
Basic Earnings Per Share Data:		
Income from Continuing Operations Available to Common Stockholders	$ (0.40)	$ 0.44
Net Income Available to Common Stockholders	$ 2.02	$ 2.49
Diluted Earnings Per Share Data:		
Income from Continuing Operations Available to Common Stockholders	$ (0.40)	$ 0.43
Net Income Available to Common Stockholders	$ 2.02	$ 2.47

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
Atlanta											
4250 River Green Parkway	Duluth, GA		264	$ 1,522	$ 186	$ 264	$ 1,708	$ 1,972	$ 515	1988	(o)
3450 Corporate Parkway	Duluth, GA		506	2,904	444	506	3,348	3,854	1,100	1988	(o)
1650 GA Highway 155	McDonough, GA		788	4,544	203	788	4,747	5,535	1,453	1991	(o)
14101 Industrial Park Boulevard	Covington, GA		285	1,658	703	285	2,361	2,646	640	1984	(o)
801-804 Blacklawn Road	Conyers, GA		361	2,095	859	361	2,954	3,316	879	1982	(o)
1665 Dogwood Drive	Conyers, GA		635	3,662	481	635	4,143	4,778	1,335	1973	(o)
1715 Dogwood Drive(j)	Conyers, GA		288	1,675	1,042	288	2,717	3,005	544	1973	(o)
11235 Harland Drive	Covington, GA		125	739	88	125	827	952	251	1988	(o)
4050 Southmeadow Parkway	Atlanta, GA		401	2,813	328	425	3,117	3,542	972	1991	(o)
4051 Southmeadow Parkway	Atlanta, GA		726	4,130	1,429	726	5,558	6,284	1,820	1989	(o)
4071 Southmeadow Parkway	Atlanta, GA		750	4,460	1,094	828	5,476	6,304	1,705	1991	(o)
4081 Southmeadow Parkway	Atlanta, GA		1,012	5,918	1,649	1,157	7,423	8,579	2,077	1989	(o)
370 Great Southwest Parkway(c)	Atlanta, GA		527	2,984	578	546	3,542	4,088	935	1986	(o)
955 Cobb Place	Kennesaw, GA		780	4,420	627	804	5,023	5,827	1,161	1991	(o)
1005 Sigman Road	Conyers, GA		566	3,134	160	574	3,285	3,860	600	1986	(o)
2050 East Park Drive	Conyers, GA		452	2,504	111	459	2,608	3,067	470	1998	(o)
1256 Oakbrook Drive	Norcross, GA		336	1,907	346	339	2,250	2,589	368	1984	(o)
1265 Oakbrook Drive	Norcross, GA		307	1,742	636	309	2,377	2,686	310	1984	(o)
1266 Oakbrook Drive	Norcross, GA		234	1,326	95	235	1,419	1,654	194	1984	(o)
1275 Oakbrook Drive	Norcross, GA		400	2,269	235	403	2,502	2,905	352	1986	(o)
1280 Oakbrook Drive	Norcross, GA		281	1,592	345	283	1,935	2,218	290	1986	(o)
1300 Oakbrook Drive	Norcross, GA		420	2,381	185	423	2,563	2,986	342	1986	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
1325 Oakbrook Drive	Norcross, GA		332	1,879	260	334	2,137	2,470	297	1986	(o)
1351 Oakbrook Drive	Norcross, GA		370	2,099	173	373	2,270	2,643	316	1984	(o)
1346 Oakbrook Drive	Norcross, GA		740	4,192	132	744	4,319	5,063	602	1985	(o)
1412 Oakbrook Drive	Norcross, GA		313	1,776	209	315	1,983	2,298	300	1985	(o)
7800 The Bluffs	Austell, GA		490	2,415	564	496	2,974	3,469	372	1995	(o)
Greenwood Industrial Park	McDonough, GA		1,550	—	7,485	1,550	7,485	9,035	441	2003	(o)
3060 South Park Blvd	Ellenwood, GA		1,600	12,464	862	1,603	13,323	14,926	1,392	1992	(o)
46 Kent Drive	Cartersville, GA		875	2,476	13	879	2,485	3,364	148	2001	(o)
100 Dorris Williams Industrial -King	Atlanta, GA	(l)	401	3,754	42	406	3,791	4,197	343	2000	(o)
605 Stonehill Diver	Atlanta, GA		485	1,979	24	490	1,998	2,488	316	1970	(o)
5095 Phillips Lee Drive(j)	Atlanta, GA		735	3,627	54	740	3,676	4,416	330	1985/1990	(o)
6514 Warren Drive	Norcross, GA		510	1,250	(165)	513	1,082	1,595	57	1999	(o)
6544 Warren Drive	Norcross, GA		711	2,310	52	715	2,358	3,073	140	1999	(o)
720 Industrial Boulevard	Dublin, GA		250	2,632	39	255	2,667	2,921	389	1973/2000	(o)
5356 East Ponce DeLeon	One Mountain, GA		604	3,888	7	610	3,890	4,499	284	1982	(o)
5390 East Ponce DeLeon	One Mountain, GA		397	1,791	8	402	1,794	2,196	136	1982	(o)
1755 Enterprise Drive	Buford, GA		712	2,118	41	716	2,155	2,871	45	1997	(o)
4555 Atwater Court(j)	Buford, GA		881	3,550	34	885	3,580	4,465	63	1999	(o)
195 & 197 Collins Boulevard	Athens, GA		1,410	5,344	64	1,426	5,393	6,818	747	1969/1984	(o)
Baltimore											
1820 Portal	Baltimore, MD		884	4,891	455	899	5,330	6,230	1,151	1982	(o)
8900 Yellow Brick Road	Baltimore, MD		447	2,473	409	475	2,853	3,328	624	1982	(o)
504 Advantage Way	Aberdeen, MD		2,799	15,864	953	2,807	16,809	19,616	1,651	1987/92	(o)
9700 Martin Luther King Hwy	Lanham, MD		700	1,920	729	700	2,649	3,349	447	1980	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
9730 Martin Luther King Hwy	Lanham, MD		500	955	418	500	1,373	1,873	212	1980	(o)
4621 Boston Way	Lanham, MD		1,100	3,070	614	1,100	3,684	4,784	469	1980	(o)
4720 Boston Way	Lanham, MD		1,200	2,174	735	1,200	2,909	4,109	512	1979	(o)
2250 Randolph Drive	Dulles, VA		3,200	8,187	36	3,208	8,215	11,423	654	1999	(o)
22630 Dulles Summit Court	Dulles, VA		2,200	9,346	128	2,206	9,468	11,674	747	1998	(o)
4201 Forbes Boulevard(j)	Lanham, MD		356	1,823	403	375	2,207	2,582	176	1989	(o)
4370-4383 Lottsford Vista Road	Lanham, MD		279	1,358	247	296	1,588	1,884	109	1989	(o)
4400 Lottsford Vista Road	Lanham, MD		351	1,955	112	372	2,046	2,418	140	1989	(o)
4420 Lottsford Vista Road	Lanham, MD		539	2,196	165	568	2,332	2,900	187	1989	(o)
11204 McCormick Road	Hunt Valley, MD		1,017	3,132	86	1,038	3,197	4,235	231	1962	(o)
11110 Pepper Road	Hunt Valley, MD		918	2,529	252	938	2,762	3,699	152	1964	(o)
11100 Gilroy Road	Hunt Valley, MD		901	1,455	43	919	1,480	2,399	107	1972	(o)
318 Clubhouse	Hunt Valley, MD		701	1,691	(3)	718	1,671	2,389	128	1984	(o)
336 Clubhouse(j)	Hunt Valley, MD		982	3,158	98	1,004	3,234	4,238	240	1976	(o)
10709 Gilroy Road	Hunt Valley, MD		907	2,884	(173)	913	2,705	3,618	195	1978	(o)
10707 Gilroy Road	Hunt Valley, MD		1,111	3,819	96	1,136	3,890	5,026	274	1977	(o)
10947 Golden West	Hunt Valley, MD		1,134	3,436	70	1,135	3,504	4,640	168	1983	(o)
38 Loveton Circle	Hunt Valley, MD		1,664	2,151	78	1,701	2,191	3,893	239	1983	(o)
7120-7132 Ambassador Road	Hunt Valley, MD		829	1,329	145	847	1,456	2,303	117	1970	(o)
7142 Ambassador Road	Hunt Valley, MD		924	2,876	86	942	2,945	3,886	119	1973	(o)
7144-7160 Ambassador Road	Hunt Valley, MD		979	1,672	162	1,000	1,813	2,813	178	1974	(o)
7223-7249 Ambassador Road	Hunt Valley, MD		1,283	2,674	136	1,311	2,782	4,093	260	1967/87	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost Land	(b) Initial Cost Buildings	(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06 Land	Gross Amount Carried At Close of Period 12/31/06 Building and Improvements	Gross Amount Carried At Close of Period 12/31/06 Total	Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
					(Dollars in thousands)						
7200 Rutherford(j)	Hunt Valley, MD		1,032	2,150	145	1,054	2,274	3,327	211	1978	(o)
2700 Lord Baltimore(j)	Hunt Valley, MD		875	1,826	261	897	2,065	2,962	169	1978	(o)
9800 Martin Luther King Hwy	Lanham, MD		1,200	2,457	309	1,200	2,766	3,966	360	1978	(o)
Central Pennsylvania											
1214-B Freedom Road	Cranberry Township, PA		31	994	612	200	1,438	1,637	817	1982	(o)
401 Russell Drive	Middletown, PA		262	857	2,065	287	2,896	3,184	1,577	1990	(o)
2700 Commerce Drive	Middletown, PA		196	997	710	206	1,697	1,903	892	1990	(o)
2701 Commerce Drive	Middletown, PA		141	859	1,160	164	1,996	2,160	908	1989	(o)
2780 Commerce Drive	Middletown, PA		113	743	1,090	209	1,737	1,946	902	1989	(o)
5020 Louise Drive	Mechanicsburg, PA		707	—	2,908	716	2,899	3,615	815	1995	(o)
350 Old Silver Springs Road(j)	Mechanicsburg, PA		510	2,890	5,281	541	8,140	8,681	1,639	1968/97	(o)
16522 Hunters Green Parkway	Hagerstown, MD(m)		1,390	13,104	3,902	1,863	16,534	18,396	1,496	2000	(o)
18212 Shawley Drive	Hagerstown, MD		1,000	5,847	119	1,016	5,950	6,966	484	1992	(o)
301 Railroad Avenue	Shiremanstown, PA		1,181	4,447	1,583	1,357	5,853	7,211	614	1970	(o)
431 Railroad Avenue	Shiremanstown, PA		1,293	7,164	204	1,340	7,321	8,661	681	1968	(o)
Golden Eagle Business Center	Harrisburg, PA		585	3,176	68	601	3,229	3,829	169	2000	(o)
37 Valleyview Business Park	Jessup, PA		542	—	2,971	542	2,972	3,513	151	2004	(o)
1351 Eisenhower Blvd., Bldg 1	Harrisburg, PA		382	2,343	25	387	2,363	2,750	50	2003	(o)
1351 Eisenhower Blvd., Bldg 2	Harrisburg, PA		436	1,587	19	443	1,599	2,042	39	2001	(o)
320 Museum Road	Washington, PA		201	1,819	56	208	1,868	2,076	128	1967/75	(o)
Chicago											
720-730 Landwehr Road	Northbrook, IL		521	2,982	1,526	521	4,508	5,029	1,406	1978	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
20W201 101st Street	Lemont, IL		967	5,554	878	968	6,431	7,399	2,107	1988	(o)
3600 West Pratt Avenue	Lincolnwood, IL		1,050	5,767	1,158	1,050	6,925	7,975	2,179	1953/88	(o)
6750 South Sayre Avenue	Bedford Park, IL		224	1,309	477	224	1,786	2,010	499	1975	(o)
585 Slawin Court	Mount Prospect, IL		611	3,505	183	611	3,688	4,299	1,115	1992	(o)
2300 Windsor Court	Addison, IL		688	3,943	590	696	4,525	5,221	1,482	1986	(o)
3505 Thayer Court	Aurora, IL		430	2,472	71	430	2,543	2,973	788	1989	(o)
305-311 Era Drive	Northbrook, IL		200	1,154	146	205	1,296	1,501	396	1978	(o)
12241 Melrose Street	Franklin Park, IL		332	1,931	1,915	469	3,709	4,178	1,290	1969	(o)
3150-3160 MacArthur Boulevard	Northbrook, IL		429	2,518	32	429	2,551	2,979	800	1978	(o)
365 North Avenue	Carol Stream, IL		1,081	6,882	4,614	1,111	11,465	12,577	3,283	1969	(o)
305-307 East North Ave	Carol Stream, IL		126	—	2,732	128	2,731	2,859	432	1999	(o)
11939 S Central Avenue	Alsip, IL		1,208	6,843	2,523	1,305	9,268	10,573	2,132	1972	(o)
405 East Shawmut	LaGrange, IL		368	2,083	359	387	2,422	2,809	606	1965	(o)
1010-50 Sesame Street	Bensenville, IL		979	5,546	2,306	1,048	7,782	8,831	1,500	1976	(o)
7501 S. Pulaski	Chicago, IL		318	2,038	767	318	2,805	3,123	590	1975/86	(o)
385 Fenton Lane	West Chicago, IL		868	4,918	554	884	5,455	6,340	1,451	1990	(o)
905 Paramount	Batavia, IL		243	1,375	439	252	1,805	2,057	401	1977	(o)
1005 Paramount	Batavia, IL		282	1,600	451	293	2,041	2,334	472	1978	(o)
2120-24 Roberts	Broadview, IL		220	1,248	565	231	1,802	2,033	451	1960	(o)
700 Business Center Drive	Mount Prospect, IL		270	1,492	297	288	1,771	2,059	243	1980	(o)
800 Business Center Drive	Mount Prospect, IL		631	3,493	233	666	3,691	4,358	561	1988/99	(o)
580 Slawin Court	Mount Prospect, IL		233	1,292	234	254	1,505	1,760	218	1985	(o)
1150 Feehanville Drive	Mount Prospect, IL		260	1,437	131	273	1,555	1,829	247	1983	(o)
1331 Business Center Drive	Mount Prospect, IL		235	1,303	177	255	1,460	1,716	219	1985	(o)
19W661 101st Street	Lemont, IL		1,200	6,643	2,227	1,220	8,850	10,069	1,243	1988	(o)
175 Wall Street	Glendale Heights, IL		427	2,363	162	433	2,519	2,952	307	1990	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
800-820 Thorndale Avenue(j)	Bensenville, IL		751	4,159	323	761	4,473	5,233	455	1985	(o)
830-890 Supreme Drive	Bensenville, IL		671	3,714	319	679	4,025	4,704	485	1981	(o)
1661 Feehanville Drive	Mount Prospect, IL		985	5,455	1,159	1,044	6,555	7,599	1,096	1986	(o)
2250 Arthur Avenue	Elk Grove Village, IL		800	1,543	(6)	809	1,529	2,337	237	1973/86	(o)
1850 Touhy & 1158-60 McCage Ave.	Elk Grove Village, IL		1,500	4,842	57	1,514	4,885	6,399	573	1978	(o)
1088-1130 Thorndale Avenue(j)	Bensenville, IL		2,103	3,674	4	2,108	3,673	5,781	291	1983	(o)
855-891 Busse(Route 83)	Bensenville, IL		1,597	2,767	11	1,601	2,774	4,375	243	1983	(o)
1060-1074 W. Thorndale Ave.(j)	Bensenville, IL		1,704	2,108	52	1,709	2,156	3,864	214	1982	(o)
400 Crossroads Parkway	Bolingbrook, IL		1,178	9,453	264	1,181	9,714	10,895	601	1988	(o)
7609 West Industrial Drive(j)	Forest Park, IL		1,207	2,343	182	1,213	2,518	3,732	200	1974	(o)
7801 West Industrial Drive	Forest Park, IL		1,215	3,020	19	1,220	3,034	4,254	249	1976	(o)
825 East 26th Street(j)	LaGrange Park, IL		1,547	2,078	106	1,617	2,115	3,731	275	1959/88	(o)
1111 Davis Road(j)	Elgin, IL		998	1,859	646	1,046	2,458	3,503	245	1974/97	(o)
2800 Forbes Avenue	Hoffman Estates, IL		2,157		9,931	2,158	9,931	12,088	225	2005	(o)
501 Airport Road	Aurora, IL		694	—	5,267	694	5,268	5,961	659	2002	(o)
251 Airport Road	Aurora, IL		983	—	6,675	983	6,675	7,658	990	2002	(o)
1900-1960 Devon Avenue	Elk Grove Village, IL		1,154	2,552	319	1,167	2,858	4,025	309	1979	(o)
725 Kimberly Drive	Carol Stream, IL		793	1,395	11	801	1,398	2,199	94	1987	(o)
17001 S. Vincennes	Thornton, IL		497	504	29	513	518	1,030	64	1974	(o)
750 South Schmidt Road	Bolingbrook, IL		1,894	14,416	105	1,907	14,507	16,415	208	1997	(o)
550 North West Frontage Road	Bolingbrook, IL		2,210	23,889	324	2,240	24,183	26,423	311	2004	(o)
525 Crossroads Parkway	Bolingbrook, IL		790	5,414	40	795	5,448	6,244	80	1998	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
Cincinnati											
9900-9970 Princeton	Cincinnati, OH		545	3,088	2,137	566	5,203	5,769	1,524	1970	(o)
2940 Highland Avenue	Cincinnati, OH		1,717	9,730	2,279	1,772	11,954	13,726	3,577	1969/74	(o)
4700-4750 Creek Road	Blue Ash, OH		1,080	6,118	703	1,109	6,791	7,900	1,966	1960	(o)
12072 Best Place	Springboro, OH		426	—	3,177	443	3,160	3,604	710	1984	(o)
901 Pleasant Valley Drive	Springboro, OH		304	1,721	244	316	1,954	2,269	425	1984/94	(o)
4440 Mulhauser Road	Cincinnati, OH		655	39	5,796	655	5,835	6,490	1,395	1999	(o)
4434 Mulhauser Road	Cincinnati, OH		444	16	4,858	463	4,854	5,318	977	1999	(o)
9449 Glades Drive	Hamilton, OH		465	—	4,106	477	4,094	4,571	673	1999	(o)
420 Wars Corner Road	Loveland, OH		600	1,083	1,040	606	2,117	2,723	393	1985	(o)
422 Wards Corner Road	Loveland, OH		600	1,811	468	605	2,274	2,879	527	1985	(o)
4436 Muhlhauser Road	Hamilton, OH		630	—	5,669	630	5,670	6,299	916	2001	(o)
4438 Muhlhauser Road	Hamilton, OH		779	—	7,156	779	7,156	7,935	1,020	2000	(o)
9345 Princeton-Glendale Road	West Chester, OH		818	1,648	27	827	1,665	2,493	69	1973	(o)
4663 Dues Drive(j)	West Chester, OH		858	2,273	1,203	875	3,460	4,334	456	1972	(o)
Cleveland											
2368 E. Enterprise Parkway	Twinsburg, OH		294	1,857	29	298	1,881	2,180	105	1991/95	(o)
30311 Emerald Valley Parkway(j)	Glenwillow, OH		681	11,838	176	691	12,003	12,694	233	2005	(o)
30333 Emerald Valley Parkway	Glenwillow, OH		466	5,913	(363)	475	5,541	6,016	121	2004	(o)
7800 Cochran Road	Glenwillow, OH		972	7,033	65	980	7,090	8,070	155	1999	(o)
7900 Cochran Road	Glenwillow, OH		775	6,244	205	801	6,424	7,224	131	2003	(o)
7905 Cochran Road	Glenwillow, OH		920	6,174	173	945	6,322	7,267	147	2001	(o)
30600 Carter Street(j)	Solon, OH		989	3,492	102	1,022	3,561	4,583	183	1970	(o)
Columbus											

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
3800 Lockbourne Industrial Pkwy	Columbus, OH		1,045	6,421	21	1,045	6,442	7,486	1,718	1986	(o)
3880 Groveport Road	Columbus, OH		1,955	12,154	616	1,955	12,770	14,725	3,497	1986	(o)
1819 North Walcutt Road	Columbus, OH		637	4,590	(322)	634	4,271	4,905	1,239	1973	(o)
4300 Cemetary Road	Hillard, OH		764	6,248	(5,628)	764	620	1,384	10	1968/74	(o)
4115 Leap Road(c)	Hillard, OH		756	4,297	815	756	5,111	5,867	1,022	1977	(o)
3300 Lockbourne	Columbus, OH		708	3,920	1,504	710	5,422	6,132	1,269	1964	(o)
1076 Pittsburgh Drive	Delaware, OH	(n)	2,497	5,103	37	2,505	5,132	7,637	426	1996	(o)
6150 Huntley Road	Columbus, OH		986	5,162	17	990	5,175	6,165	274	2002	(o)
4985 Frusta Drive	Obetz, OH		318	837	23	326	852	1,178	41	1979	(o)
4600 S. Hamilton Road	Groveport, OH		681	5,941	55	688	5,989	6,677	42	1996/2003	(o)
Dallas/Fort Worth											
1275-1281 Roundtable Drive	Dallas, TX		117	839	53	117	892	1,009	210	1966	(o)
2406-2416 Walnut Ridge	Dallas, TX		178	1,006	294	183	1,295	1,478	325	1978	(o)
1324-1343 Roundtable Drive	Dallas, TX		178	1,006	227	184	1,227	1,411	273	1972	(o)
2401-2419 Walnut Ridge	Dallas, TX		148	839	119	153	953	1,106	234	1978	(o)
900-906 Great Southwest Pkwy	Arlington, TX		237	1,342	596	270	1,905	2,175	444	1972	(o)
3000 West Commerce	Dallas, TX		456	2,584	530	469	3,101	3,570	681	1980	(o)
3030 Hansboro	Dallas, TX		266	1,510	419	276	1,920	2,195	410	1971	(o)
405-407 113th	Arlington, TX		181	1,026	462	185	1,484	1,669	308	1969	(o)
816 111th Street	Arlington, TX		251	1,421	224	258	1,638	1,896	417	1972	(o)
7341 Dogwood Park	Richland Hills, TX		79	435	237	84	666	750	197	1973	(o)
7427 Dogwood Park	Richland Hills, TX		96	532	571	102	1,098	1,200	203	1973	(o)
7348-54 Tower Street	Richland Hills, TX		88	489	213	94	696	790	147	1978	(o)
7370 Dogwood Park	Richland Hills, TX		91	503	97	96	594	691	145	1987	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost: Land	(b) Initial Cost: Buildings	(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06: Land	Gross Amount Carried At Close of Period 12/31/06: Building and Improvements	Gross Amount Carried At Close of Period 12/31/06: Total	Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
					(Dollars in thousands)						
7339-41 Tower Street	Richland Hills, TX		98	541	97	104	632	735	123	1980	(o)
7437-45 Tower Street	Richland Hills, TX		102	563	72	108	629	736	128	1977	(o)
7331-59 Airport Freeway	Richland Hills, TX		354	1,958	394	372	2,333	2,706	539	1987	(o)
7338-60 Dogwood Park	Richland Hills, TX		106	587	122	112	704	816	155	1978	(o)
7450-70 Dogwood Park	Richland Hills, TX		106	584	122	112	700	812	166	1985	(o)
7423-49 Airport Freeway	Richland Hills, TX		293	1,621	331	308	1,936	2,245	437	1985	(o)
7400 Whitehall Street	Richland Hills, TX		109	603	91	115	688	804	148	1994	(o)
1602-1654 Terre Colony	Dallas, TX		458	2,596	214	468	2,800	3,268	547	1981	(o)
3330 Duncanville Road	Dallas, TX		197	1,114	28	199	1,139	1,338	187	1987	(o)
6851-6909 Snowden Road	Fort Worth, TX		1,025	5,810	480	1,038	6,277	7,315	1,104	1985/86	(o)
2351-2355 Merritt Drive	Garland, TX		101	574	134	103	706	809	145	1986	(o)
701-735 North Plano Road	Richardson, TX		696	3,944	152	705	4,087	4,792	682	1972/94	(o)
2220 Merritt Drive	Garland, TX		352	1,993	638	356	2,627	2,983	391	1986/2000	(o)
2010 Merritt Drive	Garland, TX		350	1,981	469	354	2,445	2,799	390	1986	(o)
2363 Merritt Drive	Garland, TX		73	412	117	74	529	602	85	1986	(o)
2447 Merritt Drive	Garland, TX		70	395	89	71	483	554	81	1986	(o)
2465-2475 Merritt Drive	Garland, TX		91	514	158	92	671	763	90	1986	(o)
2485-2505 Merritt Drive	Garland, TX		431	2,440	415	436	2,849	3,285	427	1986	(o)
2081 Hutton Drive — Bldg 1(d)	Carrolton, TX		448	2,540	465	453	3,000	3,453	531	1981	(o)
2150 Hutton Drive	Carrolton, TX		192	1,089	514	194	1,601	1,795	306	1980	(o)
2110 Hutton Drive	Carrolton, TX		374	2,117	487	377	2,600	2,977	417	1985	(o)
2025 McKenzie Drive	Carrolton, TX		437	2,478	156	442	2,629	3,071	458	1985	(o)
2019 McKenzie Drive	Carrolton, TX		502	2,843	529	507	3,368	3,874	524	1985	(o)
1420 Valwood Parkway — Bldg 1(c)	Carrolton, TX		460	2,608	710	466	3,313	3,778	498	1986	(o)
1620 Valwood Parkway(d)	Carrolton, TX		1,089	6,173	1,190	1,100	7,352	8,452	1,333	1986	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
1505 Luna Road — Bldg II	Carrolton, TX		167	948	180	169	1,126	1,294	200	1988	(o)
1625 West Crosby Road	Carrolton, TX		617	3,498	739	631	4,223	4,854	840	1988	(o)
2029-2035 McKenzie Drive	Carrolton, TX		306	1,870	997	306	2,867	3,173	802	1985	(o)
1840 Hutton Drive(c)	Carrolton, TX		811	4,597	687	819	5,277	6,095	791	1986	(o)
1420 Valwood Pkwy — Bldg II	Carrolton, TX		373	2,116	343	377	2,455	2,832	387	1986	(o)
2015 McKenzie Drive	Carrolton, TX		510	2,891	321	516	3,206	3,722	481	1986	(o)
2105 McDaniel Drive	Carrolton, TX		502	2,844	735	507	3,573	4,080	555	1986	(o)
2009 McKenzie Drive	Carrolton, TX		476	2,699	482	481	3,176	3,657	527	1987	(o)
1505 Luna Road — Bldg I	Carrolton, TX		521	2,953	579	529	3,524	4,053	558	1988	(o)
900-1100 Avenue S.	Grand Prairie, TX		623	3,528	324	629	3,846	4,474	576	1985	(o)
15001 Trinity Blvd	Ft. Worth, TX		529	2,998	50	534	3,043	3,578	329	1984	(o)
Plano Crossing(e)	Plano, TX		1,961	11,112	346	1,981	11,437	13,418	1,244	1998	(o)
7413A-C Dogwood Park	Richland Hills, TX		110	623	106	111	728	839	76	1990	(o)
7450 Tower Street	Richland Hills, TX		36	204	191	36	394	431	50	1977	(o)
7436 Tower Street	Richland Hills, TX		57	324	161	58	485	543	60	1979	(o)
7501 Airport Freeway	Richland Hills, TX		113	638	50	115	686	800	91	1983	(o)
7426 Tower Street	Richland Hills, TX		76	429	105	76	533	610	49	1978	(o)
7427-7429 Tower Street	Richland Hills, TX		75	427	27	76	453	529	48	1981	(o)
2840-2842 Handley Ederville Rd	Richland Hills, TX		112	635	58	113	692	805	78	1977	(o)
7451-7477 Airport Freeway	Richland Hills, TX		256	1,453	155	259	1,605	1,864	212	1984	(o)
7415 Whitehall Street	Richland Hills, TX		372	2,107	148	375	2,251	2,627	258	1986	(o)
7450 Whitehall Street	Richland Hills, TX		104	591	30	105	620	725	64	1978	(o)
7430 Whitehall Street	Richland Hills, TX		143	809	15	144	822	966	89	1985	(o)
7420 Whitehall Street	Richland Hills, TX		110	621	35	111	655	766	80	1985	(o)
300 Wesley Way	Richland Hills, TX		208	1,181	17	211	1,196	1,407	128	1995	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
825-827 Avenue H(c)	Arlington, TX		600	3,006	300	604	3,302	3,906	395	1979	(o)
1013-31 Avenue M	Grand Prairie, TX		300	1,504	66	302	1,568	1,870	180	1978	(o)
1172-84 113th Street(c)	Grand Prairie, TX		700	3,509	59	704	3,564	4,268	347	1980	(o)
1200-16 Avenue H(c)	Arlington, TX		600	2,846	30	604	2,873	3,476	311	1981/82	(o)
1322-66 N. Carrier Parkway(d)	Grand Prairie, TX		1,000	5,012	73	1,006	5,079	6,085	522	1979	(o)
2401-2407 Centennial Dr.	Arlington, TX		600	2,534	141	604	2,672	3,275	287	1977	(o)
3111 West Commerce Street	Dallas, TX		1,000	3,364	53	1,011	3,405	4,417	390	1979	(o)
4201 Kellway	Addison, TX		306	1,342	31	317	1,361	1,679	86	1980	(o)
9150 West Royal Lane(j)	Irving, TX		818	3,767	234	820	3,999	4,819	260	1985	(o)
13800 Senlac Drive	Farmers Ranch, TX		823	4,042	12	825	4,052	4,877	324	1988	(o)
801-831 S. Great Southwest Pkwy(j)(y)	Grand Prairie, TX		2,581	16,556	401	2,586	16,952	19,538	1,829	1975	(o)
801-842 Heinz Way(j)	Grand Prairie, TX		599	3,327	74	601	3,399	4,000	250	1977	(o)
901-937 Heinz Way	Grand Prairie, TX		493	2,823	(62)	481	2,773	3,254	238	1997	(o)
2104 Hutton Drive	Carrolton, TX		246	1,393	172	249	1,563	1,811	243	1990	(o)
7451 Dogwood Park	Richland Hills, TX		133	753	195	134	947	1,081	209	1977	(o)
2900 Avenue E(j)	Arlington, TX		296	—	1,936	296	1,936	2,232	88	1968	(o)
5801 Martin Luther King Blvd	Lubbock, TX		1,119	35,324	74	1,125	35,391	36,516	1,163	2000	(o)
3730 Wheeler Avenue	Fort Smith, AR		720	2,800	27	726	2,822	3,547	19	1960/97	(o)
Denver											
7100 North Broadway — 1	Denver, CO		201	1,141	380	217	1,505	1,722	401	1978	(o)
7100 North Broadway — 2	Denver, CO		203	1,150	264	204	1,413	1,617	347	1978	(o)
7100 North Broadway — 3	Denver, CO		139	787	134	140	920	1,060	232	1978	(o)
7100 North Broadway — 5	Denver, CO		178	1,018	218	178	1,236	1,414	288	1978	(o)
7100 North Broadway — 6	Denver, CO		269	1,526	304	271	1,828	2,099	464	1978	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
20100 East 32nd Avenue Parkway	Aurora, CO		314	1,888	168	314	2,055	2,370	624	1997	(o)
700 West 48th Street	Denver, CO		302	1,711	429	307	2,135	2,442	611	1984	(o)
702 West 48th Street	Denver, CO		135	763	103	139	861	1,000	220	1984	(o)
6425 North Washington	Denver, CO		374	2,118	326	385	2,433	2,817	627	1983	(o)
3370 North Peoria Street	Aurora, CO		163	924	106	163	1,030	1,193	263	1978	(o)
3390 North Peoria Street	Aurora, CO		145	822	104	147	924	1,071	245	1978	(o)
3508-3538 North Peoria Street	Aurora, CO		260	1,472	505	264	1,973	2,237	612	1978	(o)
3568 North Peoria Street	Aurora, CO		222	1,260	333	225	1,590	1,815	453	1978	(o)
4785 Elati	Denver, CO		173	981	177	175	1,156	1,332	314	1972	(o)
4770 Fox Street	Denver, CO		132	750	128	134	875	1,009	233	1972	(o)
1550 W. Evans	Denver, CO		385	2,200	466	385	2,665	3,050	613	1975	(o)
3871 Revere	Denver, CO		361	2,047	534	368	2,574	2,942	607	1980	(o)
4570 Ivy Street	Denver, CO		219	1,239	201	220	1,438	1,658	361	1985	(o)
5855 Stapleton Drive North	Denver, CO		288	1,630	267	290	1,896	2,186	489	1985	(o)
5885 Stapleton Drive North	Denver, CO		376	2,129	251	380	2,376	2,756	531	1985	(o)
5977-5995 North Broadway	Denver, CO		268	1,518	529	271	2,044	2,315	490	1978	(o)
2952-5978 North Broadway	Denver, CO		414	2,346	690	422	3,029	3,451	764	1978	(o)
4721 Ironton Street	Denver, CO		232	1,313	1,520	236	2,827	3,064	1,236	1969	(o)
7100 North Broadway — 7	Denver, CO		215	1,221	186	219	1,403	1,622	368	1985	(o)
7100 North Broadway — 8	Denver, CO		79	448	109	82	554	636	132	1985	(o)
6804 East 48th Avenue	Denver, CO		253	1,435	395	256	1,827	2,084	438	1973	(o)
445 Bryant Street	Denver, CO		1,829	10,219	1,722	1,829	11,941	13,770	2,843	1960	(o)
East 47th Drive — A	Denver, CO		441	2,689	(25)	441	2,664	3,105	647	1997	(o)
9500 West 49th Street — A	Wheatridge, CO		283	1,625	328	286	1,951	2,236	561	1997	(o)
9500 West 49th Street — B	Wheatridge, CO		225	1,272	67	226	1,338	1,564	312	1997	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
9500 West 49th Street — C	Wheatridge, CO		600	3,409	126	600	3,536	4,136	846	1997	(o)
9500 West 49th Street — D	Wheatridge, CO		246	1,537	293	246	1,830	2,076	603	1997	(o)
8100 South Park Way — A	Littleton, CO		423	2,507	220	423	2,727	3,150	669	1997	(o)
8100 South Park Way — B	Littleton, CO		103	582	162	104	743	847	210	1984	(o)
8100 South Park Way — C	Littleton, CO		568	3,219	223	575	3,435	4,010	785	1984	(o)
451-591 East 124th Avenue	Littleton, CO		383	2,145	816	383	2,961	3,344	835	1979	(o)
608 Garrison Street	Lakewood, CO		265	1,501	404	267	1,903	2,170	455	1984	(o)
610 Garrison Street	Lakewood, CO		264	1,494	421	266	1,913	2,179	491	1984	(o)
15000 West 6th Avenue	Golden, CO		913	5,174	1,230	916	6,402	7,318	1,690	1985	(o)
14998 West 6th Avenue Bldg E	Golden, CO		565	3,199	224	568	3,419	3,987	870	1995	(o)
14998 West 6th Avenue Bldg F	Englewood, CO		269	1,525	86	271	1,610	1,881	415	1995	(o)
12503 East Euclid Drive	Denver, CO		1,208	6,905	1,024	1,208	7,930	9,138	2,058	1986	(o)
6547 South Racine Circle	Denver, CO		739	4,241	173	739	4,415	5,153	1,021	1996	(o)
7800 East Iliff Avenue	Denver, CO		188	1,067	255	190	1,320	1,510	311	1983	(o)
2369 South Trenton Way	Denver, CO		292	1,656	193	294	1,848	2,141	480	1983	(o)
2422 S. Trenton Way	Denver, CO		241	1,364	399	243	1,762	2,005	421	1983	(o)
2452 South Trenton Way	Denver, CO		421	2,386	269	426	2,650	3,076	624	1983	(o)
1600 South Abilene	Aurora, CO		465	2,633	140	467	2,771	3,238	650	1986	(o)
1620 South Abilene	Aurora, CO		268	1,520	99	270	1,617	1,887	391	1986	(o)
1640 South Abilene	Aurora, CO		368	2,085	147	382	2,219	2,600	556	1986	(o)
13900 East Florida Ave	Aurora, CO		189	1,071	81	190	1,151	1,341	276	1986	(o)
14401-14492 East 33rd Place	Aurora, CO		440	2,519	288	440	2,806	3,246	675	1979	(o)
11701 East 53rd Avenue	Denver, CO		416	2,355	193	422	2,542	2,964	575	1985	(o)
5401 Oswego Street	Denver, CO		273	1,547	341	278	1,882	2,160	551	1985	(o)
3811 Joilet	Denver, CO		735	4,166	448	752	4,597	5,349	977	1977	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost Land	(b) Initial Cost Buildings	(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06 Land	Gross Amount Carried At Close of Period 12/31/06 Building and Improvements	Gross Amount Carried At Close of Period 12/31/06 Total	Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
					(Dollars in thousands)						
2650 West 2nd Avenue	Denver, CO		221	1,252	190	223	1,440	1,663	349	1970	(o)
14818 West 6th Avenue Bldg A	Golden, CO		468	2,799	300	468	3,099	3,567	754	1985	(o)
14828 West 6th Avenue Bldg B	Golden, CO		503	2,942	566	503	3,508	4,011	943	1985	(o)
12055 E 49th Ave/4955 Peoria	Denver, CO		298	1,688	439	305	2,120	2,424	487	1984	(o)
4940-4950 Paris	Denver, CO		152	861	174	156	1,032	1,187	233	1984	(o)
4970 Paris	Denver, CO		95	537	69	97	604	701	128	1984	(o)
7367 South Revere Parkway	Englewood, CO		926	5,124	507	934	5,623	6,557	1,217	1997	(o)
8200 East Park Meadows Drive(c)	Lone Tree, CO		1,297	7,348	1,236	1,304	8,577	9,881	1,548	1984	(o)
3250 Quentin(c)	Aurora, CO		1,220	6,911	615	1,230	7,515	8,745	1,383	1984/2000	(o)
11585 E. 53rd Ave.(c)	Denver, CO		1,770	10,030	1,052	1,780	11,072	12,852	1,644	1984	(o)
10500 East 54th Ave.(d)	Denver, CO		1,253	7,098	890	1,260	7,980	9,240	1,347	1986	(o)
8835 W. 116th Street	Broomfield, CO		1,151	6,523	869	1,304	7,239	8,543	725	2002	(o)
3101-3151 S. Platte River Dr.	Englewood, CO		2,500	8,549	184	2,504	8,729	11,233	825	1974	(o)
3155-3199 S. Platte River Dr.	Englewood, CO		1,700	7,787	199	1,702	7,983	9,686	691	1974	(o)
3201-3273 S. Platte River Dr.	Englewood, CO		1,600	6,592	170	1,602	6,760	8,362	708	1974	(o)
18150 E. 32nd Street	Aurora, CO		563	3,188	1,164	572	4,344	4,915	995	2000	(o)
8820 W. 116th Street(j)	Broomfield, CO		338	1,918	543	372	2,426	2,798	245	2001	(o)
3400 Fraser Street	Aurora, CO		616	3,593	9	620	3,598	4,218	264	1965	(o)
7005 East 46th Avenue	Denver, CO		512	2,025	9	517	2,029	2,546	112	1996	(o)
Hilltop Business Center I — Bldg. B(j)	Littleton, CO		739	—	3,622	781	3,580	4,361	621	2001	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
Jeffco Business Center A	Broomfield, CO		312	—	1,358	370	1,299	1,670	163	2001	(o)
Park Centre A(j)	Westminister, CO		441	—	4,238	441	4,238	4,679	820	2001	(o)
Park Centre B(j)	Westminister, CO		374	—	3,048	374	3,047	3,422	582	2001	(o)
Park Centre C(j)	Westminister, CO		374	—	3,031	374	3,031	3,405	614	2001	(o)
Park Centre D(j)	Westminister, CO		441	—	3,762	441	3,762	4,203	629	2001	(o)
4001 Salazar Way	Frederick, CO		1,271	6,577	26	1,276	6,598	7,874	253	1999	(o)
1690 S. Abilene	Aurora, CO		406	2,814	37	411	2,846	3,257	100	1985	(o)
5909-5915 N. Broadway	Denver, CO		495	1,268	19	500	1,281	1,782	49	1972	(o)
9586 Interstate 25 East Frontage	Longmont, CO		898	5,038	377	967	5,346	6,313	346	1997	(o)
555 Corporate Circle	Golden, CO		397	2,673	345	448	2,968	3,416	308	1996	(o)
Des Moines											
2250 Delaware Ave.	Des Moines, IA		277	1,609	520	277	2,130	2,407	479	1975	(o)
1021 W. First Street, Hwy 93	Sumner, IA		99	2,540	20	100	2,559	2,659	197	1990/1995	(o)
Detroit											
1731 Thorncroft	Troy, MI		331	1,904	173	331	2,077	2,408	641	1969	(o)
1653 E. Maple	Troy, MI		192	1,104	156	192	1,260	1,451	363	1990	(o)
47461 Clipper	Plymouth Township, MI		122	723	76	122	799	921	239	1992	(o)
238 Executive Drive	Troy, MI		52	173	554	100	679	779	606	1973	(o)
301 Executive Drive	Troy, MI		71	293	731	133	962	1,095	789	1974	(o)
449 Executive Drive	Troy, MI		125	425	1,030	218	1,362	1,580	1,073	1975	(o)
501 Executive Drive	Troy, MI		71	236	678	129	856	985	487	1984	(o)
451 Robbins Drive	Troy, MI		96	448	961	192	1,313	1,505	1,018	1975	(o)
1095 Crooks Road(j)	Troy, MI		331	1,017	1,075	360	2,063	2,423	1,214	1986	(o)
1416 Meijer Drive	Troy, MI		94	394	403	121	771	891	515	1980	(o)
1624 Meijer Drive	Troy, MI		236	1,406	940	373	2,209	2,582	1,378	1984	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
1972 Meijer Drive	Troy, MI		315	1,301	721	372	1,965	2,337	1,205	1985	(o)
1621 Northwood Drive	Troy, MI		85	351	918	215	1,140	1,354	1,011	1977	(o)
1707 Northwood Drive	Troy, MI		95	262	1,221	239	1,339	1,578	901	1983	(o)
1788 Northwood Drive	Troy, MI		50	196	549	103	692	795	528	1977	(o)
1821 Northwood Drive	Troy, MI		132	523	756	220	1,192	1,411	1,037	1977	(o)
1826 Northwood Drive	Troy, MI		55	208	394	103	554	657	491	1977	(o)
1864 Northwood Drive	Troy, MI		57	190	437	107	577	684	510	1977	(o)
2277 Elliott Avenue	Troy, MI		48	188	501	104	633	737	512	1975	(o)
2451 Elliott Avenue	Troy, MI		78	319	742	164	975	1,139	841	1974	(o)
2730 Research Drive	Rochester Hills, MI		903	4,215	675	903	4,891	5,793	2,862	1988	(o)
2791 Research Drive	Rochester Hills, MI		557	2,731	719	560	3,447	4,007	1,728	1991	(o)
2871 Research Drive	Rochester Hills, MI		324	1,487	372	327	1,856	2,183	982	1991	(o)
3011 Research Drive	Rochester Hills, MI		457	2,104	346	457	2,450	2,907	1,469	1988	(o)
2870 Technology Drive	Rochester Hills, MI		275	1,262	290	279	1,548	1,827	886	1988	(o)
2900 Technology Drive	Rochester Hills, MI		214	977	531	219	1,503	1,722	721	1992	(o)
2920 Technology Drive	Rochester Hills, MI		153	671	196	153	868	1,020	444	1992	(o)
2930 Technology Drive	Rochester Hills, MI		131	594	380	138	966	1,105	466	1991	(o)
2950 Technology Drive	Rochester Hills, MI		178	819	223	185	1,035	1,220	552	1991	(o)
23014 Commerce Drive	Farmington Hills, MI		39	203	169	56	355	411	225	1983	(o)
23028 Commerce Drive	Farmington Hills, MI		98	507	247	125	727	852	464	1983	(o)
23035 Commerce Drive	Farmington Hills, MI		71	355	262	93	596	688	374	1983	(o)
23042 Commerce Drive	Farmintgon Hills, MI		67	277	313	89	568	657	357	1983	(o)
23065 Commerce Drive	Farmington Hills, MI		71	408	227	93	613	706	378	1983	(o)
23070 Commerce Drive	Farmington Hills, MI		112	442	673	125	1,102	1,227	810	1983	(o)
23079 Commerce Drive	Farmington Hills, MI		68	301	316	79	605	685	348	1983	(o)
23093 Commerce Drive	Farmington Hills, MI		211	1,024	844	295	1,784	2,079	1,134	1983	(o)
23135 Commerce Drive	Farmington Hills, MI		146	701	279	158	969	1,126	555	1986	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
23163 Commerce Drive	Farmington Hills, MI		111	513	350	138	836	974	468	1986	(o)
23177 Commerce Drive	Farmington Hills, MI		175	1,007	642	254	1,570	1,824	926	1986	(o)
23206 Commerce Drive	Farmington Hills, MI		125	531	350	137	868	1,006	514	1985	(o)
23370 Commerce Drive	Farmington Hills, MI		59	233	308	66	534	600	347	1980	(o)
1451 East Lincoln Avenue	Madison Heights, MI		299	1,703	248	306	1,944	2,250	586	1967	(o)
4400 Purks Drive	Auburn Hills, MI		602	3,410	3,022	612	6,421	7,033	1,632	1987	(o)
6515 Cobb Drive	Sterling Heights, MI		305	1,753	323	305	2,076	2,380	597	1984	(o)
32450 N Avis Drive	Madison Heights, MI		281	1,590	193	286	1,778	2,064	469	1974	(o)
12707 Eckles Road	Plymouth Township, MI		255	1,445	129	267	1,562	1,829	401	1990	(o)
9300-9328 Harrison Rd	Romulus, MI		147	834	397	154	1,223	1,378	347	1978	(o)
9330-9358 Harrison Rd	Romulus, MI		81	456	278	85	731	815	209	1978	(o)
28420-28448 Highland Rd	Romulus, MI		143	809	220	149	1,023	1,172	305	1979	(o)
28450-28478 Highland Rd	Romulus, MI		81	461	280	85	738	823	226	1979	(o)
28421-28449 Highland Rd	Romulus, MI		109	617	291	114	903	1,017	258	1980	(o)
28451-28479 Highland Rd	Romulus, MI		107	608	302	112	905	1,017	204	1980	(o)
28825-28909 Highland Rd	Romulus, MI		70	395	236	73	627	700	162	1981	(o)
28933-29017 Highland Rd	Romulus, MI		112	634	137	117	766	883	188	1982	(o)
28824-28908 Highland Rd	Romulus, MI		134	760	244	140	997	1,137	256	1982	(o)
28932-29016 Highland Rd	Romulus, MI		123	694	330	128	1,019	1,147	275	1982	(o)
9710-9734 Harrison Rd	Romulus, MI		125	706	149	130	850	980	239	1987	(o)
9740-9772 Harrison Rd	Romulus, MI		132	749	164	138	906	1,044	236	1987	(o)
9840-9868 Harrison Rd	Romulus, MI		144	815	146	151	954	1,105	253	1987	(o)
9800-9824 Harrison Rd	Romulus, MI		117	664	126	123	785	907	191	1987	(o)
29265-29285 Airport Dr	Romulus, MI		140	794	220	147	1,008	1,155	258	1983	(o)
29185-29225 Airport Dr	Romulus, MI		140	792	258	146	1,044	1,191	279	1983	(o)
29149-29165 Airport Dr	Romulus, MI		216	1,225	377	226	1,592	1,818	380	1984	(o)
29101-29115 Airport Dr	Romulus, MI		130	738	306	136	1,038	1,175	272	1985	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
29031-29045 Airport Dr	Romulus, MI		124	704	144	130	842	972	216	1985	(o)
29050-29062 Airport Dr	Romulus, MI		127	718	133	133	845	978	239	1986	(o)
29120-29134 Airport Dr	Romulus, MI		161	912	244	169	1,149	1,317	277	1986	(o)
29200-29214 Airport Dr	Romulus, MI		170	963	352	178	1,307	1,485	378	1985	(o)
9301-9339 Middlebelt Rd . . .	Romulus, MI		124	703	186	130	883	1,013	244	1983	(o)
26980 Trolley Industrial Drive	Taylor, MI		450	2,550	1,014	463	3,551	4,014	925	1997	(o)
32975 Capitol Avenue	Livonia, MI		135	748	332	144	1,071	1,215	251	1978	(o)
2725 S. Industrial Highway . .	Ann Arbor, MI		660	3,654	470	704	4,080	4,784	850	1997	(o)
32920 Capitol Avenue	Livonia, MI		76	422	88	82	504	586	109	1973	(o)
11923 Brookfield Avenue . . .	Livonia, MI		120	665	495	128	1,151	1,280	431	1973	(o)
11965 Brookfield Avenue . . .	Livonia, MI		120	665	67	128	724	852	156	1973	(o)
13405 Stark Road.	Livonia, MI		46	254	136	49	387	436	97	1980	(o)
1170 Chicago Road	Troy, MI		249	1,380	256	266	1,618	1,885	328	1983	(o)
1200 Chicago Road	Troy, MI		268	1,483	274	286	1,739	2,025	350	1984	(o)
450 Robbins Drive	Troy, MI		166	920	257	178	1,165	1,343	227	1976	(o)
1230 Chicago Road	Troy, MI		271	1,498	156	289	1,636	1,925	349	1996	(o)
12886 Westmore Avenue . . .	Livonia, MI		190	1,050	194	202	1,232	1,434	257	1981	(o)
12898 Westmore Avenue . . .	Livonia, MI		190	1,050	235	202	1,273	1,475	283	1981	(o)
33025 Industrial Road	Livonia, MI		80	442	130	85	567	652	133	1980	(o)
47711 Clipper Street	Plymouth Township, MI		539	2,983	265	575	3,212	3,787	691	1996	(o)
32975 Industrial Road	Livonia, MI		160	887	341	171	1,217	1,388	298	1984	(o)
32985 Industrial Road	Livonia, MI		137	761	149	147	900	1,047	193	1985	(o)
32995 Industrial Road	Livonia, MI		160	887	180	171	1,056	1,227	242	1983	(o)
12874 Westmore Avenue . . .	Livonia, MI		137	761	239	147	990	1,137	220	1984	(o)
33067 Industrial Road	Livonia, MI		160	887	305	171	1,181	1,352	256	1984	(o)
1775 Bellingham	Troy, MI		344	1,902	297	367	2,176	2,543	447	1987	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
1785 East Maple	Troy, MI		92	507	86	98	587	685	126	1985	(o)
1807 East Maple	Troy, MI		321	1,775	210	342	1,964	2,306	427	1984	(o)
980 Chicago	Troy, MI		206	1,141	176	220	1,303	1,523	265	1985	(o)
1840 Enterprise Drive	Rochester Hills, MI		573	3,170	371	611	3,503	4,114	767	1990	(o)
1885 Enterprise Drive	Rochester Hills, MI		209	1,158	115	223	1,259	1,482	273	1990	(o)
1935-55 Enterprise Drive	Rochester Hills, MI		1,285	7,144	701	1,371	7,759	9,130	1,679	1990	(o)
5500 Enterprise Court	Warren, MI		675	3,737	447	721	4,138	4,859	886	1989	(o)
750 Chicago Road	Troy, MI		323	1,790	381	345	2,149	2,494	468	1986	(o)
800 Chicago Road	Troy, MI		283	1,567	519	302	2,067	2,369	577	1985	(o)
850 Chicago Road	Troy, MI		183	1,016	262	196	1,265	1,461	258	1984	(o)
2805 S. Industrial Highway	Ann Arbor, MI		318	1,762	402	340	2,142	2,482	474	1990	(o)
6833 Center Drive	Sterling Heights, MI		467	2,583	220	493	2,777	3,270	613	1998	(o)
32201 North Avis Drive	Madison Heights, MI		345	1,911	519	349	2,427	2,776	709	1974	(o)
1100 East Mandoline Road	Madison Heights, MI		888	4,915	1,452	897	6,357	7,255	1,621	1967	(o)
30081 Stephenson Highway	Madison Heights, MI		271	1,499	389	274	1,884	2,158	418	1967	(o)
1120 John A. Papalas Drive(d)	Lincoln Park, MI		586	3,241	843	593	4,077	4,670	849	1985	(o)
4872 S. Lapeer Road	Lake Orion Twsp, MI		1,342	5,441	2,007	1,412	7,378	8,790	1,994	1999	(o)
22701 Trolley Industrial	Taylor, MI		795	—	7,224	849	7,169	8,018	1,027	1999	(o)
1400 Allen Drive	Troy, MI		209	1,154	120	212	1,271	1,483	192	1979	(o)
1408 Allen Drive	Troy, MI		151	834	171	153	1,003	1,156	226	1979	(o)
1305 Stephenson Hwy	Troy, MI		345	1,907	171	350	2,072	2,423	359	1979	(o)
32505 Industrial Drive	Madison Heights, MI		345	1,910	418	351	2,322	2,673	449	1979	(o)
1799-1813 Northfield Drive(c)	Rochester Hills, MI		481	2,665	266	490	2,922	3,412	473	1980	(o)
32200 N. Avis(j)	Madison Heights, MI		503	3,367	865	503	4,232	4,735	146	1973	(o)
100 Kay Industrial	Orion, MI		677	2,018	403	685	2,414	3,098	269	1987	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
1849 West Maple Road	Troy, MI		1,688	2,790	29	1,700	2,808	4,507	163	1986	(o)
42555 Merrill Road	Sterling Heights, MI		1,080	2,300	3,550	1,090	5,840	6,930	175	1979/2006	(o)
28435 Automation Blvd.	Wixom, MI		621		3,804	628	3,797	4,425	217	2004	(o)
2441 N. Opdyke Road	Auburn Hills, MI		530	737	16	538	745	1,283	16	1989/94	(o)
200 Northpointe Drive	Orion Township, MI		723	2,063	35	734	2,088	2,821	27	1997	(o)
12163 Globe Street(j)	Detroit, MI		595	979	154	596	1,132	1,728	135	1980	(o)
32500 Capitol Avenue	Livonia, MI		258	1,032	154	260	1,185	1,444	35	1970	(o)
32650 Capitol Avenue	Livonia, MI		282	1,128	54	284	1,181	1,464	44	1970	(o)
11800 Sears Drive(j)	Livonia, MI		693	1,507	1,222	703	2,718	3,422	254	1971	(o)
1099 Church Road	Troy, MI		702	1,332	45	721	1,358	2,079	147	1980	(o)
Grand Rapids											
5050 Kendrick Court(j)	Grand Rapids, MI		1,721	11,433	7,167	1,721	18,600	20,320	5,158	1988/94	(o)
5015 52nd Street SE	Grand Rapids, MI		234	1,321	143	234	1,464	1,698	492	1987	(o)
Houston											
2102-2314 Edwards Street	Houston, TX		348	1,973	1,174	382	3,113	3,496	631	1961	(o)
4545 Eastpark Drive	Houston, TX		235	1,331	735	240	2,061	2,301	530	1972	(o)
3351 Rauch St.	Houston, TX		272	1,541	189	278	1,724	2,002	382	1970	(o)
3851 Yale St.	Houston, TX		413	2,343	680	425	3,012	3,437	777	1971	(o)
3337-3347 Rauch Street	Houston, TX		227	1,287	217	233	1,499	1,731	337	1970	(o)
8505 N Loop East	Houston, TX		439	2,489	744	449	3,223	3,672	737	1981	(o)
4749-4799 Eastpark Dr	Houston, TX		594	3,368	1,159	611	4,510	5,121	1,112	1979	(o)
4851 Homestead Road	Houston, TX		491	2,782	913	504	3,682	4,186	846	1973	(o)
3365-3385 Rauch Street	Houston, TX		284	1,611	119	290	1,724	2,014	388	1970	(o)
5050 Campbell Road	Houston, TX		461	2,610	330	470	2,930	3,401	669	1970	(o)
4300 Pine Timbers	Houston, TX		489	2,769	597	499	3,355	3,854	751	1980	(o)
2500-2530 Fairway Park Drive	Houston, TX		766	4,342	764	792	5,080	5,872	1,157	1974	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
6550 Longpointe	Houston, TX		362	2,050	549	370	2,591	2,961	589	1980	(o)
1815 Turning Basin Dr.	Houston, TX		487	2,761	522	531	3,239	3,770	731	1980	(o)
1819 Turning Basin Dr.	Houston, TX		231	1,308	567	251	1,854	2,105	424	1980	(o)
1805 Turning Basin Drive	Houston, TX		564	3,197	655	616	3,800	4,415	856	1980	(o)
9835A Genard Road	Houston, TX		1,505	8,333	3,310	1,581	11,568	13,149	2,245	1980	(o)
9835B Genard Road	Houston, TX		245	1,357	463	256	1,809	2,065	302	1980	(o)
10325-10415 Landsbury Drive(d)	Houston, TX		696	3,854	499	704	4,345	5,049	569	1982	(o)
8705 City Park Loop	Houston, TX		710	2,983	933	714	3,912	4,626	452	1982	(o)
11505 State Highway 225	LaPorte City, TX		940	4,675	615	940	5,290	6,230	338	2003	(o)
6955 Portwest Drive	Houston, TX		314	1,686	213	320	1,892	2,213	91	1985	(o)
6925 Portwest Drive(j)	Houston, TX		402	1,360	230	407	1,585	1,992	112	1985	(o)
600 Kenrick(j)	Houston, TX		900	1,791	235	913	2,013	2,926	280	1981	(o)
1500 E. Main	LaPorte City, TX		201	1,328	24	204	1,348	1,553	121	1972/1982	(o)
Indianapolis											
2900 N Shadeland Avenue	Indianapolis, IN		2,057	13,565	3,327	2,057	16,892	18,949	4,698	1957/1992	(o)
7901 West 21st St.	Indianapolis, IN		1,048	6,027	427	1,048	6,454	7,502	1,661	1985	(o)
1445 Brookville Way	Indianapolis, IN		459	2,603	737	476	3,323	3,799	967	1989	(o)
1440 Brookville Way	Indianapolis, IN		665	3,770	1,080	685	4,831	5,516	1,219	1990	(o)
1240 Brookville Way	Indianapolis, IN		247	1,402	308	258	1,700	1,958	496	1990	(o)
1345 Brookville Way	Indianapolis, IN	(o)	586	3,321	910	601	4,215	4,816	1,196	1992	(o)
1350 Brookville Way	Indianapolis, IN		205	1,161	179	212	1,333	1,544	379	1994	(o)
1341 Sadlier Circle E Dr	Indianapolis, IN	(p)	131	743	374	136	1,112	1,248	352	1971/1992	(o)
1322-1438 Sadlier Circle E Dr	Indianapolis, IN	(p)	145	822	283	152	1,099	1,251	337	1971/1992	(o)
1327-1441 Sadlier Circle E Dr	Indianapolis, IN	(p)	218	1,234	426	225	1,653	1,877	484	1992	(o)
1304 Sadlier Circle E Dr	Indianapolis, IN	(p)	71	405	153	75	554	629	175	1971/1992	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
1402 Sadlier Circle E Dr	Indianapolis, IN	(p)	165	934	437	171	1,365	1,536	425	1970/1992	(o)
1504 Sadlier Circle E Dr	Indianapolis, IN	(p)	219	1,238	318	226	1,549	1,774	381	1971/1992	(o)
1311 Sadlier Circle E Dr	Indianapolis, IN	(p)	54	304	105	57	405	462	105	1971/1992	(o)
1365 Sadlier Circle E Dr	Indianapolis, IN	(p)	121	688	287	126	970	1,096	240	1971/1992	(o)
1352-1354 Sadlier Circle E Dr	Indianapolis, IN	(p)	178	1,008	383	184	1,384	1,568	385	1970/1992	(o)
1335 Sadlier Circle E Dr	Indianapolis, IN	(p)	81	460	139	85	594	679	158	1971/1992	(o)
1327 Sadlier Circle E Dr	Indianapolis, IN	(p)	52	295	80	55	372	427	120	1971/1992	(o)
1425 Sadlier Circle E Dr	Indianapolis, IN	(p)	21	117	39	23	154	177	40	1971/1992	(o)
1230 Brookville Way	Indianapolis, IN		103	586	90	109	672	780	175	1995	(o)
6951 E 30th St	Indianapolis, IN		256	1,449	238	265	1,678	1,943	486	1995	(o)
6701 E 30th St	Indianapolis, IN		78	443	43	82	482	564	131	1995	(o)
6737 E 30th St	Indianapolis, IN		385	2,181	307	398	2,474	2,873	722	1995	(o)
1225 Brookville Way	Indianapolis, IN		60	—	458	68	450	518	94	1997	(o)
6555 E 30th St	Indianapolis, IN		484	4,760	1,874	484	6,634	7,118	1,900	1969/1981	(o)
8402-8440 E 33rd St	Indianapolis, IN		222	1,260	638	230	1,890	2,120	518	1977	(o)
8520-8630 E 33rd St	Indianapolis, IN		326	1,848	706	336	2,545	2,881	733	1976	(o)
8710-8768 E 33rd St	Indianapolis, IN		175	993	405	187	1,385	1,572	384	1979	(o)
3316-3346 N. Pagosa Court	Indianapolis, IN		325	1,842	605	335	2,436	2,771	696	1977	(o)
6751 E 30th St	Indianapolis, IN		728	2,837	256	741	3,079	3,820	740	1997	(o)
9200 East 146th Street	Noblesville, IN		181	1,221	1,045	181	2,266	2,446	566	1961/1981	(o)
6575 East 30th Street	Indianapolis, IN		118	—	1,997	128	1,987	2,115	415	1998	(o)
6585 East 30th Street	Indianapolis, IN		196	—	3,293	196	3,292	3,489	685	1998	(o)
8525 E. 33rd Street	Indianapolis, IN		1,300	2,091	1,230	1,308	3,314	4,621	937	1978	(o)
5705-97 Park Plaza Ct	Indianapolis, IN	(q)	600	2,194	872	609	3,057	3,666	701	1977	(o)
8219 Northwest Blvd.	Indianapolis, IN		900	3,081	397	902	3,476	4,378	467	1990	(o)
8227 Northwest Blvd.	Indianapolis, IN		600	5,502	699	602	6,198	6,801	772	1990	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
9319-9341 Castlegate Drive	Indianapolis, IN		530	1,235	1,111	544	2,332	2,876	478	1983	(o)
9332-9350 Castlegate Drive	Indianapolis, IN		420	646	663	429	1,300	1,729	290	1983	(o)
2855 Michigan Road	Madison, IN		504	1,169	49	521	1,201	1,722	625	1962	(o)
1133 Northwest L Street	Richmond, IN	(r)	201	1,358	26	208	1,378	1,586	150	1955/92	(o)
1380 Perry Road	Plainfield, IN		781	5,156	35	785	5,187	5,972	352	1997	(o)
9210 East 146th Street	Noblesville, IN		66	684	799	66	1,483	1,549	520	1978	(o)
4640 Martin Luther King Jr. Boulevard	Anderson, IN		161	664	6	163	669	831	67	1999	(o)
6512 Production Drive	Anderson, IN		58	281	3	58	284	342	19	1995	(o)
6628 Production Drive	Anderson, IN		150	680	7	151	686	837	48	1995	(o)
2902 Enterprise Drive	Anderson, IN		230	4,573	44	232	4,615	4,847	224	1995	(o)
Los Angeles											
12616 Yukon Ave	Hawthorne, CA		685	3,884	217	696	4,090	4,786	457	1987	(o)
333 Turnbull Canyon Road	City of Industry, CA		2,700	1,824	572	2,700	2,396	5,096	362	1968/1985	(o)
350-390 Manville St.	Compton, CA		2,300	3,768	103	2,313	3,857	6,171	377	1979	(o)
1944 Vista Bella Way	Rancho Dominguez, CA		1,746	3,148	586	1,821	3,660	5,480	244	1976	(o)
2000 Vista Bella Way	Rancho Dominguez, CA		817	1,673	292	852	1,931	2,782	126	1971	(o)
2835 East Ana Street Drive	Rancho Dominguez, CA		1,682	2,750	133	1,770	2,796	4,565	186	1972/2000	(o)
665 N. Baldwin Park Blvd	City of Industry, CA		2,124	5,219	53	2,139	5,257	7,396	228	1965/92	(o)
27801 Avenue Scott(j)	Santa Clarita, CA		2,890	7,020	192	2,899	7,203	10,102	69	1984	(o)
2610 & 2660 Columbia Street	Torrance, CA		3,008	5,826	36	3,021	5,849	8,870	153	1969	(o)
433 Alaska Avenue	Torrance, CA		681	168	4	684	169	853	4	1962	(o)
201 West Manville Avenue	Compton, CA		7,639	5,022	310	7,807	5,164	12,971	434	1956	(o)
14300 Bonelli Street(j)	City of Industry, CA		2,000	8,000	1,130	2,096	9,034	11,130	309	1973/2002	(o)
4020 S. Compton Ave	Los Angeles, CA		3,800	7,330	71	3,825	7,376	11,201	109	1986	(o)
Louisville											

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost Land	(b) Initial Cost Buildings	(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06 Land	Gross Amount Carried At Close of Period 12/31/06 Building and Improvements	Gross Amount Carried At Close of Period 12/31/06 Total	Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
					(Dollars in thousands)						
9001 Cane Run Road	Louisville, KY		524	—	5,817	560	5,781	6,341	1,675	1998	(o)
9101 Cane Run Road	Louisville, KY		608	—	6,114	608	6,113	6,722	917	2000	(o)
Milwaukee											
N25 W23050 Paul Road	Pewaukee, WI		474	2,723	1,932	485	4,645	5,130	1,266	1989	(o)
N25 W23255 Paul Road	Pewaukee, WI		569	3,270	128	569	3,398	3,967	1,030	1987	(o)
N27 W23293 Roundy Drive	Pewaukee, WI		412	2,837	81	420	2,910	3,330	891	1989	(o)
6523 N Sydney Place	Glendale, WI		172	976	189	176	1,163	1,338	316	1978	(o)
4560 N 124th Street	Wauwatosa, WI		118	667	85	129	741	870	177	1976	(o)
4410-80 North 132nd Street	Butler, WI		355	—	4,023	359	4,019	4,378	680	1999	(o)
5355 South Westridge Drive	New Berlin, WI		1,630	7,058	92	1,646	7,134	8,780	565	1997	(o)
320-34 W. Vogel	Milwaukee, WI		506	3,199	41	508	3,238	3,746	375	1970	(o)
4950 S. 6th Avenue	Milwaukee, WI		299	1,565	85	301	1,648	1,949	230	1970	(o)
1711 Paramount Court	Waukesha, WI		308	1,762	19	311	1,778	2,089	122	1997	(o)
17005 W. Ryerson Road	New Berlin, WI		403	3,647	32	405	3,676	4,082	287	1985/88	(o)
W 140 N9059 Lilly Road	Iomonee Falls, WI		343	1,153	242	366	1,372	1,738	100	1995	(o)
200 W. Vogel Ave., Bldg B	Milwaukee, WI		301	2,150	13	302	2,162	2,464	225	1970	(o)
16600 West Glendale Avenue	New Berlin, WI		704	1,923	385	715	2,298	3,012	177	1969/84	(o)
4921 S. 2nd Street	Milwaukee, WI		101	713	2	101	715	816	68	1970	(o)
1500 Peebles Drive	Richland Center, WI		1,577	1,018	34	1,603	1,027	2,629	358	1967/72	(o)
Minneapolis/St. Paul											
6507-6545 Cecilia Circle	Bloomington, MN		357	1,320	1,289	386	2,580	2,966	1,444	1980	(o)
6201 West 111th Street	Bloomington, MN	(s)	1,358	8,622	4,139	1,499	12,620	14,119	6,307	1987	(o)
6403-6545 Cecilia Drive	Bloomington, MN		366	1,363	1,141	395	2,475	2,870	1,455	1980	(o)
7251-7267 Washington Avenue	Edina, MN		129	382	715	182	1,044	1,226	769	1972	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
7301-7325 Washington Avenue	Edina, MN		174	391	103	193	475	668	150	1972	(o)
7101 Winnetka Avenue North	Brooklyn Park, MN		2,195	6,084	3,707	2,228	9,758	11,986	5,183	1990	(o)
7600 Golden Triangle Drive	Eden Prairie, MN		566	1,394	1,418	615	2,764	3,378	1,489	1989	(o)
9901 West 74th Street	Eden Prairie, MN		621	3,289	3,211	639	6,482	7,121	3,440	1983/88	(o)
12220-12222 Nicollet Avenue	Burnsville, MN		105	425	400	114	817	930	518	1989/90	(o)
12250-12268 Nicollet Avenue	Burnsville, MN		260	1,054	523	296	1,540	1,837	715	1989/90	(o)
12224-12226 Nicollet Avenue	Burnsville, MN		190	770	715	207	1,468	1,675	650	1989/90	(o)
1030 Lone Oak Road	Eagan, MN		456	2,703	575	456	3,278	3,734	966	1988	(o)
1060 Lone Oak Road	Eagan, MN		624	3,700	701	624	4,401	5,026	1,349	1988	(o)
5400 Nathan Lane	Plymouth, MN		749	4,461	1,302	757	5,754	6,512	2,059	1990	(o)
10120 W 76th Street	Eden Prairie, MN		315	1,804	1,378	315	3,181	3,496	1,498	1987	(o)
7615 Golden Triangle	Eden Prairie, MN		268	1,532	785	268	2,317	2,585	612	1987	(o)
7625 Golden Triangle	Eden Prairie, MN		415	2,375	1,107	415	3,482	3,897	1,129	1987	(o)
2605 Fernbrook Lane North	Plymouth, MN		443	2,533	672	445	3,203	3,647	835	1987	(o)
12155 Nicollet Ave	Burnsville, MN		286	—	1,731	288	1,729	2,017	482	1995	(o)
6655 Wedgewood Road	Maple Grove, MN		1,466	8,342	3,291	1,466	11,633	13,099	3,183	1989	(o)
900 Apollo Road	Eagan, MN		1,029	5,855	1,178	1,030	7,032	8,062	2,003	1970	(o)
7316 Aspen Lane North	Brooklyn Park, MN		368	2,156	822	377	2,969	3,346	875	1978	(o)
4100 Peavey Road	Chaska, MN		277	2,261	795	277	3,056	3,333	768	1988	(o)
11300 Hamshire Ave South	Bloomington, MN		527	2,985	1,460	541	4,430	4,972	980	1983	(o)
375 Rivertown Drive	Woodbury, MN		1,083	6,135	2,720	1,503	8,435	9,938	1,987	1996	(o)
5205 Highway 169	Plymouth, MN		446	2,525	1,000	740	3,230	3,970	793	1960	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost Land	(b) Initial Cost Buildings	(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06 Land	Gross Amount Carried At Close of Period 12/31/06 Building and Improvements	Gross Amount Carried At Close of Period 12/31/06 Total	Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
					(Dollars in thousands)						
6451-6595 Citywest Parkway	Eden Prairie, MN		525	2,975	1,258	538	4,220	4,758	1,116	1984	(o)
7100-7198 Shady Oak Road	Eden Prairie, MN		715	4,054	1,212	736	5,245	5,981	1,747	1982/2002	(o)
7500-7546 Washington Square	Eden Prairie, MN		229	1,300	795	235	2,090	2,325	515	1975	(o)
7550-7558 Washington Square	Eden Prairie, MN		153	867	184	157	1,048	1,205	251	1975	(o)
5240-5300 Valley Industrial Blvd S	Shakopee, MN		362	2,049	1,011	371	3,049	3,421	816	1973	(o)
6477-6525 City West Parkway	Eden Prairie, MN		810	4,590	984	819	5,564	6,384	1,355	1984	(o)
1157 Valley Park Drive	Shakopee, MN		760	—	6,160	888	6,032	6,920	1,145	1997	(o)
500-530 Kasota Avenue SE	Minneapolis, MN		415	2,354	998	432	3,335	3,767	913	1976	(o)
770-786 Kasota Avenue SE	Minneapolis, MN		333	1,888	512	347	2,386	2,733	504	1976	(o)
800 Kasota Avenue SE	Minneapolis, MN		524	2,971	743	597	3,641	4,238	872	1976	(o)
2530-2570 Kasota Avenue	St. Paul, MN		407	2,308	780	465	3,030	3,495	707	1976	(o)
1280 Energy Park Drive	St. Paul, MN		700	2,779	83	705	2,857	3,562	271	1984	(o)
9600 West 76th Street	Eden Prairie, MN		1,000	2,450	36	1,034	2,451	3,486	188	1997	(o)
9700 West 76th Street	Eden Prairie, MN		1,000	2,709	101	1,038	2,772	3,810	227	1984/97	(o)
5017 Boone Avenue North	New Hope, MN	(t)	1,000	1,599	58	1,009	1,648	2,657	263	1971/74	(o)
2300 West Highway 13(I-35 Dist Ctr)	Burnsville, MN		2,517	6,069	579	2,524	6,640	9,165	1,218	1970/76	(o)
1087 Park Place	Shakopee, MN		1,195	4,891	15	1,198	4,903	6,101	372	1996/2000	(o)
5391 12th Avenue SE	Shakopee, MN		1,392	8,149	230	1,395	8,375	9,771	580	1998	(o)
4701 Valley Industrial Boulevard	Shakopee, MN		1,296	7,157	(81)	1,299	7,073	8,372	518	1997	(o)
Park 2000 III(j)	Shakopee, MN		590	—	4,953	590	4,953	5,543	619	2001	(o)
7600 69th Avenue	Greenfield, MN		1,500	8,328	1,808	1,510	10,126	11,636	945	2004	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
316 Lake Hazeltine Drive . . .	Chaska, MN		714	944	155	729	1,084	1,813	108	1986	(o)
6455 City West Parkway. . . .	Eden Prairie, MN		659	3,189	48	666	3,229	3,895	257	1995/97	(o)
1225 Highway 169 North . . .	Plymouth, MN		1,190	1,979	59	1,207	2,022	3,228	39	1968	(o)
Nashville											
1621 Heil Quaker Boulevard	Nashville, TN		413	2,383	1,467	430	3,833	4,263	1,133	1975	(o)
3099 Barry Drive	Portland, TN		418	2,368	192	421	2,557	2,978	702	1995	(o)
3150 Barry Drive	Portland, TN		941	5,333	477	981	5,770	6,750	1,447	1993	(o)
5599 Highway 31 West	Portland, TN		564	3,196	211	571	3,400	3,971	950	1995	(o)
1650 Elm Hill Pike.	Nashville, TN		329	1,867	172	332	2,036	2,368	486	1984	(o)
1931 Air Lane Drive	Nashville, TN		489	2,785	273	493	3,054	3,547	722	1984	(o)
470 Metroplex Drive(c)	Nashville, TN		619	3,507	1,216	626	4,716	5,342	1,405	1986	(o)
1150 Antiock Pike	Nashville, TN		661	3,748	523	669	4,264	4,932	1,033	1987	(o)
4640 Cummings Park	Nashville, TN		360	2,040	181	365	2,216	2,581	390	1986	(o)
556 Metroplex Drive	Nashville, TN		227	1,285	124	231	1,405	1,636	234	1983	(o)
1740 River Hills Drive.	Nashville, TN		848	4,383	515	888	4,858	5,746	614	1978	(o)
Northern New Jersey											
14 World's Fair Drive	Franklin, NJ		483	2,735	553	503	3,268	3,771	787	1980	(o)
12 World's Fair Drive	Franklin, NJ		572	3,240	539	593	3,757	4,350	920	1981	(o)
22 World's Fair Drive	Franklin, NJ		364	2,064	302	375	2,355	2,730	528	1983	(o)
26 World's Fair Drive	Franklin, NJ		361	2,048	293	377	2,325	2,703	553	1984	(o)
24 World's Fair Drive	Franklin, NJ		347	1,968	487	362	2,441	2,802	620	1984	(o)
20 World's Fair Drive Lot 13. .	Sumerset, NJ		9	—	2,632	691	1,950	2,641	365	1999	(o)
45 Route 46	Pine Brook, NJ		969	5,491	790	978	6,272	7,250	1,045	1974/1987	(o)
43 Route 46	Pine Brook, NJ		474	2,686	454	479	3,136	3,614	582	1974/1987	(o)
39 Route 46	Pine Brook, NJ		260	1,471	179	262	1,647	1,909	286	1970	(o)
26 Chapin Road.	Pine Brook, NJ		956	5,415	520	965	5,925	6,890	970	1983	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
30 Chapin Road	Pine Brook, NJ		960	5,440	592	969	6,023	6,992	997	1983	(o)
20 Hook Mountain Road	Pine Brook, NJ		1,507	8,542	1,050	1,534	9,566	11,100	1,488	1972/1984	(o)
30 Hook Mountain Road	Pine Brook, NJ		389	2,206	368	396	2,567	2,963	424	1972/1987	(o)
55 Route 46	Pine Brook, NJ		396	2,244	211	403	2,448	2,851	396	1978/1994	(o)
16 Chapin Road	Pine Brook, NJ		885	5,015	323	901	5,323	6,223	881	1987	(o)
20 Chapin Road	Pine Brook, NJ		1,134	6,426	523	1,154	6,929	8,083	1,144	1987	(o)
Sayreville Lot 3	Sayreville, NJ		996	—	5,301	996	5,301	6,297	318	2002	(o)
Sayreville Lot 4	Sayreville, NJ		944	—	4,749	944	4,749	5,693	532	2001	(o)
400 Raritan Center Parkway	Edison, NJ		829	4,722	552	851	5,253	6,104	769	1983	(o)
300 Columbus Circle	Edison, NJ		1.257	7,122	950	1,277	8,052	9,329	1,180	1983	(o)
400 Apgar	Franklin Township, NJ		780	4,420	624	822	5,002	5,824	639	1987	(o)
500 Apgar	Franklin Township, NJ		361	2,044	440	368	2,476	2,845	367	1987	(o)
201 Circle Dr. North	Piscataway, NJ		840	4,760	696	857	5,439	6,296	634	1987	(o)
1 Pearl Ct.	Allendale, NJ		623	3,528	1,304	649	4,806	5,454	498	1978	(o)
2 Pearl Ct.	Allendale, NJ		255	1,445	1,280	403	2,577	2,980	267	1979	(o)
3 Pearl Ct.	Allendale, NJ		440	2,491	203	458	2,675	3,133	327	1978	(o)
4 Pearl Ct.	Allendale, NJ		450	2,550	613	469	3,144	3,613	440	1979	(o)
5 Pearl Ct.	Allendale, NJ		505	2,860	510	526	3,349	3,875	403	1977	(o)
6 Pearl Ct.	Allendale, NJ		1,160	6,575	774	1,177	7,332	8,509	807	1980	(o)
7 Pearl Ct.	Allendale, NJ		513	2,907	260	520	3,159	3,680	349	1979	(o)
59 Route 17	Allendale, NJ		518	2,933	1,122	539	4,033	4,572	631	1979	(o)
309-319 Pierce Street	Somerset, NJ		1,300	4,628	340	1,309	4,958	6,268	412	1986	(o)
50 Triangle Blvd	Carlstadt, NJ		497	2,195	203	532	2,363	2,895	154	1967	(o)
Orlando											
Lake Point IV	Tampa, FL		909	4,613	137	920	4,739	5,659	348	1987	(o)
Philadelphia											

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost Land	(b) Initial Cost Buildings	(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06 Land	Gross Amount Carried At Close of Period 12/31/06 Building and Improvements	Gross Amount Carried At Close of Period 12/31/06 Total	Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
					(Dollars in thousands)						
230-240 Welsh Pool Road	Exton, PA		154	851	128	170	963	1,133	210	1975/1997	(o)
264 Welsh Pool Road	Exton, PA		147	811	121	162	918	1,079	206	1975/1996	(o)
254 Welsh Pool Road	Exton, PA		152	842	463	184	1,273	1,457	332	1975/1998	(o)
213 Welsh Pool Road	Exton, PA		149	827	171	173	974	1,147	217	1975/1998	(o)
251 Welsh Pool Road	Exton, PA		144	796	274	159	1,056	1,214	206	1975/1991	(o)
253-255 Welsh Pool Road	Exton, PA		113	626	176	125	790	915	171	1975/1980	(o)
151-161 Philips Road	Exton, PA		191	1,059	303	229	1,324	1,553	318	1975/1990	(o)
216 Philips Road	Exton, PA		199	1,100	238	220	1,317	1,537	290	1985	(o)
964 Postal Road	Lehigh, PA		215	1,216	116	224	1,322	1,546	192	1986	(o)
966 Postal Road	Lehigh, PA		268	1,517	125	279	1,630	1,910	245	1987	(o)
999 Postal Road	Lehigh, PA		439	2,486	644	458	3,112	3,569	454	1988	(o)
7331 William Avenue	Lehigh, PA		311	1,764	144	325	1,894	2,219	271	1989	(o)
7350 William Ave.	Lehigh, PA		552	3,128	699	576	3,803	4,379	766	1989	(o)
7377 William Ave.	Lehigh, PA		290	1,645	229	303	1,861	2,164	307	1989	(o)
2000 Cabot Boulevard West.	Langhorne, PA		414	2,346	646	424	2,982	3,406	362	1984	(o)
2005 Cabot Boulevard West.	Langhorne, PA		315	1,785	218	322	1,995	2,317	262	1984	(o)
2010 Cabot Boulevard West.	Langhorne, PA		513	2,907	596	525	3,490	4,015	525	1984	(o)
2200 Cabot Boulevard West.	Langhorne, PA		428	2,427	346	438	2,763	3,201	400	1979	(o)
2260-2270 Cabot Boulevard West	Langhorne, PA		361	2,044	453	369	2,488	2,858	351	1980	(o)
3000 Cabot Boulevard West.	Langhorne, PA		509	2,886	733	521	3,607	4,128	561	1986	(o)
180 Wheeler Court	Langhorne, PA		447	2,533	178	458	2,700	3,157	346	1974	(o)
2512 Metropolitan Drive.	Trevose, PA		242	1,369	218	248	1,581	1,828	221	1981	(o)
2515 Metropolitan Drive.	Trevose, PA		259	1,466	97	265	1,557	1,822	221	1974	(o)
2450 Metropolitan Drive.	Trevose, PA		571	3,234	725	586	3,944	4,530	589	1983	(o)
4667 Somerton Road	Trevose, PA		637	3,608	751	652	4,344	4,996	736	1974	(o)
835 Wheeler Way	Langhorne, PA		293	1,658	477	319	2,107	2,427	366	1974	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
14 McFadden Road	Palmer, PA		600	1,349	56	625	1,380	2,005	176	1994/2000	(o)
2801 Red Lion Road	Philadelphia, PA		950	5,916	88	964	5,990	6,954	865	1969/90	(o)
3240 S.78th Street	Philadelphia, PA		515	1,245	70	539	1,291	1,830	73	1980	(o)
Phoenix											
1045 South Edward Drive	Tempe, AZ		390	2,160	86	394	2,242	2,636	433	1976	(o)
46 N. 49th Ave.	Phoenix, AZ		283	1,704	732	283	2,436	2,719	459	1986	(o)
240 N. 48th Ave.	Phoenix, AZ		482	1,913	96	482	2,009	2,491	293	1977	(o)
220 N. 48th Ave.	Phoenix, AZ		530	1,726	252	531	1,977	2,508	257	1977	(o)
54 N. 48th Ave.	Phoenix, AZ		130	625	50	131	674	805	94	1977	(o)
64 N. 48th Ave.	Phoenix, AZ		180	458	55	181	512	693	79	1977	(o)
236 N. 48th Ave.	Phoenix, AZ		120	322	42	120	363	484	50	1977	(o)
10 S. 48th Ave.	Phoenix, AZ		510	1,687	170	513	1,855	2,367	249	1977	(o)
115 E. Watkins St.	Phoenix, AZ		170	816	112	171	928	1,098	120	1979	(o)
135 E. Watkins St.	Phoenix, AZ		380	1,962	127	382	2,087	2,469	280	1977	(o)
10220 S. 51st Street	Phoenix, AZ		400	1,493	42	406	1,529	1,935	174	1985	(o)
50 South 56th Street	Chandler, AZ		1,200	3,333	(49)	1,207	3,277	4,484	236	1991/97	(o)
4701 W. Jefferson	Phoenix, AZ		926	2,195	628	929	2,820	3,749	322	1984	(o)
8150 S. Kyrene Road	Tempe, AZ		1,597	4,065	107	1,633	4,137	5,769	178	1999	(o)
7102 W. Roosevelt(j)	Phoenix, AZ		1,613	6,451	88	1,620	6,532	8,152	65	1998	(o)
4137 West Adams Street	Phoenix, AZ		990	2,661	131	1,029	2,753	3,782	30	1985/92	(o)
Portland											
2315 NW 21st Place	Portland, OR		301	1,247	38	309	1,277	1,586	59	1966/79	(o)
Salt Lake City											
512 Lawndale Drive(f)	Salt Lake City, UT		2,705	15,749	2,985	2,705	18,733	21,438	4,806	1981	(o)
1270 West 2320 South	West Valley, UT		138	784	144	143	924	1,067	232	1986/92	(o)
1275 West 2240 South	West Valley, UT		395	2,241	473	408	2,702	3,109	652	1986/92	(o)
1288 West 2240 South	West Valley, UT		119	672	180	123	849	971	249	1986/92	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
2235 South 1300 West	West Valley, UT		198	1,120	259	204	1,373	1,577	376	1986/92	(o)
1293 West 2200 South	West Valley, UT		158	896	202	163	1,093	1,256	309	1986/92	(o)
1279 West 2200 South	West Valley, UT		198	1,120	56	204	1,170	1,374	270	1986/92	(o)
1272 West 2240 South	West Valley, UT		336	1,905	437	347	2,331	2,677	694	1986/92	(o)
1149 West 2240 South	West Valley, UT		217	1,232	99	225	1,324	1,549	294	1986/92	(o)
1142 West 2320 South	West Valley, UT		217	1,232	139	225	1,364	1,588	346	1997	(o)
1152 West 2240 South	West Valley, UT		2,067	—	3,549	2,114	3,503	5,617	542	1999	(o)
369 Orange Street	Salt Lake City, UT		600	2,855	170	602	3,022	3,625	375	1980	(o)
2323 South 900 W	Salt Lake City, UT		886	2,995	55	898	3,037	3,936	209	1972	(o)
9140 South 150 East-Eckman	Sandy City, UT		1,417	3,668	192	1,580	3,697	5,277	65	1984/2006	(o)
4625 West 1730 South	Salt Lake City, UT		903	4,005	17	907	4,018	4,925	43	1997	(o)
1815-1957 South 4650 West	Salt Lake City, UT		1,707	10,873	161	1,713	11,028	12,741	101	1997	(o)
1330 W. 3300 South Avenue	Ogden, UT		1,100	2,353	654	1,100	3,007	4,107	448	1982	(o)
4517 West 1730 South	Salt Lake City, UT		704	2,737	220	748	2,913	3,661	29	1989	(o)
San Diego											
9051 Siempre Viva Rd	San Diego, CA		540	1,598	189	541	1,786	2,327	224	1989	(o)
9163 Siempre Viva Rd	San Diego, CA		430	1,621	210	431	1,830	2,261	227	1989	(o)
9295 Siempre Viva Rd	San Diego, CA		540	1,569	123	541	1,691	2,232	195	1989	(o)
9255 Customhouse Plaza	San Diego, CA		3,230	11,030	902	3,234	11,928	15,162	1,401	1989	(o)
16275 Technology Drive	San Diego, CA		2,848	8,641	42	2,859	8,672	11,531	367	1963/85	(o)
6305 El Camino Real(j)	Carlsbad, CA		1,590	6,360	0	1,590	6,360	7,950	85	1980	(o)
42374 Avenida Alvarado(c)	Temecula, CA		447	2,529	336	462	2,849	3,311	283	1987	(o)
9375 Customhouse Plaza	San Diego, CA		430	1,384	287	431	1,670	2,101	227	1989	(o)
9465 Customhouse Plaza	San Diego, CA		430	1,437	226	431	1,662	2,093	237	1989	(o)
9485 Customhouse Plaza	San Diego, CA		1,200	2,792	286	1,201	3,077	4,278	364	1989	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
2675 Customhouse Court . . .	San Diego, CA		590	2,082	388	591	2,469	3,060	259	1989	(o)
2325 Camino Vida Roble(j). .	Carlsbad, CA		1,441	1,239	37	1,446	1,271	2,717	52	1981/98	(o)
2335 Camino Vida Roble . . .	Carlsbad, CA		817	762	27	820	786	1,606	39	1981/98	(o)
2345 Camino Vida Roble . . .	Carlsbad, CA		562	456	28	564	481	1,046	25	1981/98	(o)
2355 Camino Vida Roble . . .	Carlsbad, CA		481	365	33	483	396	879	23	1981/98	(o)
2365 Camino Vida Roble . . .	Carlsbad, CA		1,098	630	8	1,102	634	1,736	43	1981/98	(o)
2375 Camino Vida Roble(j). .	Carlsbad, CA		1,210	874	121	1,214	991	2,205	50	1981/98	(o)
6451 El Camino Real(j)	Carlsbad, CA		2,885	1,931	52	2,894	1,973	4,868	98	1986/98	(o)
Southern New Jersey											
5 North Olnev Ave	Cherry Hill, NJ		157	1,524	(451)	157	1,073	1,229	204	1963/1985	(o)
4 Springdale Road(c).	Cherry Hill, NJ		332	1,853	1,271	332	3,124	3,456	594	1963/85	(o)
8 Springdale Road	Cherry Hill, NJ		258	1,436	874	258	2,311	2,568	505	1966	(o)
2050 Springdale Road	Cherry Hill, NJ		277	1,545	1,149	277	2,693	2,970	626	1965	(o)
16 Springdale Road	Cherry Hill, NJ		240	1,336	134	240	1,471	1,710	312	1967	(o)
5 Esterbrook Lane	Cherry Hill, NJ		240	1,336	236	240	1,572	1,812	329	1966/88	(o)
2 Pin Oak Lane	Cherry Hill, NJ		314	1,757	695	314	2,452	2,766	552	1968	(o)
28 Springdale Road	Cherry Hill, NJ		190	1,060	211	190	1,272	1,462	270	1967	(o)
3 Esterbrook Lane	Cherry Hill, NJ		198	1,102	486	198	1,588	1,786	328	1968	(o)
4 Esterbrook Lane(j)	Cherry Hill, NJ		232	1,294	44	232	1,338	1,570	291	1969	(o)
26 Springdale Road	Cherry Hill, NJ		226	1,257	555	226	1,811	2,037	375	1968	(o)
1 Keystone Ave	Cherry Hill, NJ		218	1,223	973	218	2,196	2,415	473	1969	(o)
21 Olnev Ave	Cherry Hill, NJ		68	380	75	68	455	523	93	1969	(o)
19 Olnev Ave	Cherry Hill, NJ		200	1,119	1,160	200	2,279	2,479	444	1971	(o)
2 Keystone Ave	Cherry Hill, NJ		214	1,194	559	214	1,753	1,967	404	1970	(o)
18 Olnev Ave	Cherry Hill, NJ		247	1,382	428	247	1,810	2,057	327	1974	(o)
2030 Springdale Rod.	Cherry Hill, NJ		523	2,914	1,417	523	4,331	4,854	972	1977	(o)
111 Whittendale Drive	Morrestown, NJ		522	2,916	130	522	3,046	3,568	547	1991/96	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
9 Whittendale	Morrestown, NJ		337	1,911	100	343	2,005	2,348	277	2000	(o)
1931 Olney Road	Cherry Hill, NJ		262	1,486	101	267	1,582	1,849	182	1969	(o)
7851 Airport	Pennsauken, NJ		160	508	382	163	888	1,050	157	1966	(o)
103 Central	Mt. Laurel, NJ		610	1,847	1,561	619	3,398	4,018	625	1970	(o)
7890 Airport Hwy/7015 Central	Pennsauken, NJ		300	989	1,062	425	1,926	2,351	442	1969	(o)
999 Grand Avenue	Hammonton, NJ	(u)	969	8,793	713	979	9,495	10,475	940	1980	(o)
7860-7870 Airport	Pennsauken, NJ		120	366	286	122	650	772	114	1968	(o)
855 Hylton Road(j)	Pennsauken, NJ		264	1,025	105	269	1,125	1,394	37	1986	(o)
St. Louis											
8921-8971 Fost Avenue	Hazelwood, MO		431	2,479	114	431	2,593	3,025	834	1971	(o)
9043-9083 Frost Avenue	Hazelwood, MO		319	1,838	750	319	2,588	2,907	771	1970/77	(o)
10431-10449 Midwest Industrial Blvd	Olivette, MO		237	1,360	524	237	1,884	2,121	689	1967	(o)
10751 Midwest Industrial Boulevard	Olivette, MO		193	1,119	355	194	1,474	1,667	527	1965	(o)
6951 N Hanley(c)	Hazelwood, MO		405	2,295	1,398	419	3,679	4,098	922	1965	(o)
1037 Warson — Bldg A(j)	St. Louis, MO		246	1,359	364	251	1,718	1,969	178	1968	(o)
1037 Warson — Bldg B(j)	St. Louis, MO		380	2,103	1,604	388	3,698	4,086	330	1968	(o)
1037 Warson — Bldg C	St. Louis, MO		303	1,680	1,085	310	2,759	3,068	309	1968	(o)
1037 Warson — Bldg D(j)	St. Louis, MO		353	1,952	364	360	2,308	2,668	253	1968	(o)
6821-6857 Hazelwood Ave	Berkeley, MO		985	6,205	702	985	6,907	7,892	868	2001	(o)
13701 Rider Trail North	Earth City, MO		800	2,099	545	804	2,640	3,444	516	1985	(o)
1908-2000 Innerbelt(c)	Overland, MO		1,590	9,026	826	1,591	9,852	11,442	1,454	1987	(o)
8449-95 Mid-County Industrial	Vinita Park, MO		520	1,590	217	520	1,807	2,327	294	1988	(o)
84104-76 Mid County Industrial	Vinita Park, MO		540	2,109	50	540	2,159	2,699	312	1989	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
2001 Innerbelt Business Center	Overland, MO		1,050	4,451	169	1,050	4,620	5,670	673	1987	(o)
9060 Latty Avenue	Berkeley, MO		687	1,947	38	698	1,974	2,672	193	1965	(o)
21-25 Gateway Commerce Center	Edwardsville, IL	(v)	1,874	31,958	942	1,927	32,847	34,774	392	2003/06	(o)
Tampa											
6202 Benjamin Road	Tampa, FL		203	1,151	512	211	1,655	1,866	486	1981	(o)
6204 Benjamin Road	Tampa, FL		432	2,445	560	454	2,982	3,436	689	1982	(o)
6206 Benjamin Road	Tampa, FL		397	2,251	481	416	2,713	3,129	667	1983	(o)
6302 Benjamin Road	Tampa, FL		214	1,212	236	224	1,438	1,662	338	1983	(o)
6304 Benjamin Road	Tampa, FL		201	1,138	216	209	1,346	1,555	333	1984	(o)
6306 Benjamin Road	Tampa, FL		257	1,457	261	269	1,706	1,975	386	1984	(o)
6308 Benjamin Road	Tampa, FL		345	1,958	313	362	2,254	2,616	531	1984	(o)
5313 Johns Road	Tampa, FL		204	1,159	220	257	1,326	1,583	301	1991	(o)
5525 Johns Road	Tampa, FL		192	1,086	389	200	1,468	1,667	266	1993	(o)
5709 Johns Road	Tampa, FL		192	1,086	160	200	1,239	1,438	318	1990	(o)
5711 Johns Road	Tampa, FL		243	1,376	174	255	1,537	1,793	341	1990	(o)
5453 W Waters Avenue	Tampa, FL		71	402	116	82	507	589	125	1987	(o)
5455 W Waters Avenue	Tampa, FL		307	1,742	377	326	2,101	2,426	475	1987	(o)
5553 W Waters Avenue	Tampa, FL		307	1,742	262	326	1,986	2,312	448	1987	(o)
5501 W Waters Avenue	Tampa, FL		154	871	169	142	1,051	1,194	276	1990	(o)
5503 W Waters Avenue	Tampa, FL		71	402	40	66	447	513	108	1990	(o)
5555 W Waters Avenue	Tampa, FL		213	1,206	140	221	1,337	1,559	325	1990	(o)
5557 W Waters Avenue	Tampa, FL		59	335	47	62	379	442	86	1990	(o)
5463 W Waters Avenue	Tampa, FL		497	2,751	770	560	3,458	4,018	770	1996	(o)
5461 W Waters	Tampa, FL		261	—	1,226	265	1,222	1,487	240	1998	(o)
5481 W. Waters Avenue	Tampa, FL		558	—	2,307	561	2,304	2,865	453	1999	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
4515-4519 George Road	Tampa, FL		633	3,587	491	640	4,072	4,712	616	1985	(o)
6301 Benjamin Road	Tampa, FL		292	1,657	84	295	1,738	2,033	254	1986	(o)
5723 Benjamin Road	Tampa, FL		406	2,301	251	409	2,548	2,958	326	1986	(o)
6313 Benjamin Road	Tampa, FL		229	1,296	267	231	1,561	1,792	245	1986	(o)
5801 Benjamin Road	Tampa, FL		564	3,197	163	569	3,355	3,924	477	1986	(o)
5802 Benjamin Road	Tampa, FL		686	3,889	607	692	4,491	5,183	672	1986	(o)
5925 Benjamin Road	Tampa, FL		328	1,859	370	331	2,227	2,557	323	1986	(o)
6089 Johns Road	Tampa, FL	(w)	180	987	93	186	1,074	1,260	103	1985	(o)
6091 Johns Road	Tampa, FL	(w)	140	730	33	144	759	903	72	1986	(o)
6103 Johns Road	Tampa, FL	(w)	220	1,160	60	226	1,214	1,440	114	1986	(o)
6201 Johns Road	Tampa, FL	(w)	200	1,107	96	205	1,198	1,403	134	1981	(o)
6203 Johns Road	Tampa, FL	(w)	300	1,460	111	311	1,560	1,871	179	1987	(o)
6205 Johns Road	Tampa, FL	(w)	270	1,363	32	278	1,388	1,665	92	2000	(o)
6101 Johns Road	Tampa, FL		210	833	71	216	898	1,114	97	1981	(o)
4908 Tampa West Blvd	Tampa, FL		2,622	8,643	36	2,635	8,666	11,301	558	1979/83	(o)
7201-7245 Bryan Dairy Road(j)(c)	Largo, FL		1,895	5,408	59	1,909	5,453	7,362	195	1988	(o)
11701 Belcher Road South(j)	Largo, FL		1,657	2,768	109	1,669	2,864	4,533	123	1985	(o)
4900-4914 Creekside Drive(aa)	Clearwater, FL		3,702	7,338	108	3,730	7,418	11,148	325	1985	(o)
4908 Creekside Drive(j)	Clearwater, FL		506	645	17	509	659	1,168	30	1985	(o)
7381-7431 114th Avenue North(j)(z)	Largo, FL		1,711	6,662	12	1,362	7,023	8,385	432	1986	(o)
12345 Starkey Road(j)	Largo, FL		898	2,078	15	905	2,087	2,992	77	1980	(o)
Toronto											
135 Dundas Street	Cambridge Ontario, Canada		3,128	4,958	137	3,179	5,044	8,223	724	1953/59	(o)
678 Erie Street	Stratford Ontario, Canada		786	557	77	828	592	1,420	261	1955/76	(o)

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(s) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/06			Accumulated Depreciation 12/31/06	Year Built/ Renovated	Depreciable Lives (Years)
			Land	Buildings		Land	Building and Improvements	Total			
					(Dollars in thousands)						
777 Bayly Street West	Ajax Ontario, Canada		7,224	13,156	828	7,539	13,669	21,208	120	1987	(o)
Other											
3501 Maple Street(j)	Abilene, TX		67	1,057	1,422	266	2,280	2,546	1,057	1980	(o)
4200 West Harry Street(d). . .	Wichita, KS		193	2,224	1,777	532	3,662	4,194	2,040	1972	(o)
6601 S. 33rd Street	McAllen, TX		231	1,276	166	233	1,440	1,673	304	1975	(o)
9601A Dessau Road	Austin, TX		255	—	2,204	366	2,094	2,459	544	1999	(o)
9601B Dessau Road	Austin, TX		248	—	1,747	355	1,639	1,994	282	1999	(o)
9601C Dessau Road	Austin, TX		248	—	2,204	355	2,097	2,452	819	1999	(o)
6266 Hurt Road	Horn Lake, MS		427	—	3,211	427	3,212	3,638	346	1963	(o)
6266 Hurt Road Building B(j).	Horn Lake, MS		—	—	868	99	769	868	48	1963	(o)
6266 Hurt Road Building C. .	Horn Lake, MS		—	—	292	278	14	292	1	1963	(o)
7601 NW 107th Terrace	Kansas City, MO		746	4,712	30	750	4,738	5,488	578	1982/87	(o)
12626 Silicon Drive	San Antonio, TX		768	3,448	22	779	3,459	4,238	253	1981/95	(o)
3100 Pinson Valley Parkway	Birmingham, AL		303	742	20	310	756	1,065	45	1970	(o)
1245 N. Hearne Avenue	Shreveport, LA		99	1,263	32	102	1,292	1,394	91	1981/2004	(o)
10330 I Street	Omaha, NE		1,808	8,340	5	1,809	8,344	10,153	448	1979/2005	(o)
Redevelopments/Developments/ Developable Land			62,777	3,203	59,052	66,297	58,738	125,035	759		
			556,544	$2,151,303	$581,553	$574,654	$2,714,749	$3,289,403	$473,882(k)		

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As Of December 31, 2006

NOTES:

(a) See description of encumbrances in Note 5 to Notes to Consolidated Financial Statements.

(b) Initial cost for each respective property is tangible purchase price allocated in accordance with SFAS No. 141.

(c) Comprised of two properties.

(d) Comprised of three properties.

(e) Comprised of four properties.

(f) Comprised of 28 properties.

(g) These properties represent developable land and redevelopments that have not been placed in service.

(h) Improvements are net of write-off of fully depreciated assets.

(j) Property is not in-service as of December 31, 2006.

(k)

	Amounts Included in Real Estate Held for Sale	Amounts Within Net Investment in Real Estate	Gross Amount Carried At Close of Period December 31, 2006
Land	$ 16,229	$ 558,425	$ 574,654
Buildings & Improvements	88,465	2,626,284	2,714,749
Accumulated Depreciation	(8,464)	(465,418)	(473,882)
Subtotal	96,230	2,719,291	2,815,521
Construction in Progress	6,960	35,019	41,979
Leasing Commissions, Net and Deferred Leasing Intangibles	12,771	—	12,771
Total at December 31, 2006	$115,961	$2,754,310	$2,870,271

(l) This property collateralizes a $3.0 million mortgage loan which matures on May 1, 2016.

(m) This property collateralizes a $15.2 million mortgage loan which matures on December 1, 2010.

(n) This property collateralizes a $5.1 million mortgage loan which matures on December 1, 2019.

(o) This property collateralizes a $1.6 million mortgage loan which matures on January 1, 2013.

(p) These properties collateralize a $1.8 million mortgage loan which matures on September 1, 2009.

(q) This property collateralizes a $2.4 million mortgage loan which matures on January 1, 2012.

(r) This property collateralizes a $1.9 million mortgage loan which matures on June 1, 2014.

(s) This property collateralizes a $5.3 million mortgage loan which matures on December 1, 2019.

(t) This property collateralizes a $1.9 million mortgage loan which matures on September 30, 2024.

(u) This property collateralizes a $6.7 million mortgage loan which matures on March 1, 2011.

(v) This property collateralizes a $14.2 million mortgage loan and a $12.0 million mortgage loan which both mature on January 1, 2014.

(w) These properties collateralize a $6.0 million mortgage loan which matures on July 1, 2009.

(x) This property collateralizes a $0.8 million mortgage loan which matures on February 1, 2017.

(y) Comprised of five properties.

(z) Comprised of six properties.

(aa) Comprised of 8 properties.

At December 31, 2006, the aggregate cost of land and buildings and equipment for federal income tax purpose was approximately $3.1 billion (excluding construction in progress.)

FIRST INDUSTRIAL REALTY TRUST, INC.

SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION (continued)
As of December 31, 2006

The changes in total real estate assets for the three years ended December 31, 2006 are as follows:

	2006	2005	2004
	(Dollars in thousands)		
Balance, Beginning of Year	$3,278,740	$2,910,468	$2,738,034
Acquisition, Construction Costs and Improvements	763,571	875,028	508,572
Disposition of Assets	(693,159)	(473,743)	(313,940)
Write-off of Fully Depreciated Assets	(17,770)	(33,013)	(22,198)
Balance, End of Year	$3,331,382	$3,278,740	$2,910,468

The changes in accumulated depreciation for the three years ended December 31, 2006 are as follows:

	2006	2005	2004
Balance, Beginning of Year	$412,039	$381,297	$349,252
Depreciation for Year	121,347	99,338	82,757
Disposition of Assets	(41,734)	(35,946)	(28,514)
Write-off of Fully Depreciated Assets	(17,770)	(32,650)	(22,198)
Balance, End of Year	$473,882	$412,039	$381,297

MARKET INFORMATION

The following table sets forth for the periods indicated the high and low closing prices per share and distributions declared per share for the Company's common stock, which trades on the New York Stock Exchange under the trading symbol "FR".

Quarter Ended	High	Low	Distribution Declared
December 31, 2006	$50.52	$43.70	$0.7100
September 30, 2006	$44.25	$37.25	$0.7000
June 30, 2006	$41.79	$36.50	$0.7000
March 31, 2006	$43.24	$37.73	$0.7000
December 31, 2005	$41.82	$37.79	$0.7000
September 30, 2005	$41.80	$37.20	$0.6950
June 30, 2005	$42.16	$37.35	$0.6950
March 31, 2005	$42.65	$37.83	$0.6950

The Company had 713 common stockholders of record registered with its transfer agent as of March 20, 2007.

Performance Graph*

The following graph provides a comparison of the cumulative total stockholder return among the Company, the NAREIT Equity REIT Total Return Index (the "NAREIT Index"), an industry index which, as of December 31, 2006, was comprised of 130 tax-qualified equity REITs (including the Company), and the Standard & Poor's 500 Index ("S&P 500"). The comparison is for the period from December 31, 2001 to December 31, 2006 and assumes the reinvestment of any dividends. The closing price for the Company's Common Stock quoted on the NYSE at the close of business on December 31, 2001 was $31.10 per share. The NAREIT Index includes REITs with 75% or more of their gross invested book value of assets invested directly or indirectly in the equity ownership of real estate. Upon written request, the Company will provide stockholders with a list of the REITs included in the NAREIT Index. The historical information set forth below is not necessarily indicative of future performance. The following graph was prepared at the Company's request by Research Data Group, Inc., San Francisco, California.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
$300
$250
$200
$150
$100
$50
$0
12/01
12/02
12/03
12/04
12/05
12/06
First Industrial Realty Trust, Inc.
S&P 500
NAREIT

	12/01	12/02	12/03	12/04	12/05	12/06
FIRST INDUSTRIAL REALTY TRUST, INC.	$100	$ 98	$129	$167	$169	$220
S&P 500	100	78	100	111	117	135
NAREIT	100	104	142	187	210	284

* The information provided in this performance graph shall not be deemed to be "soliciting material," to be "filed" or to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act of 1934 unless specifically treated as such.

CORPORATE AND STOCKHOLDER INFORMATION

CORPORATE MANAGEMENT AND DIRECTORS

CORPORATE MANAGEMENT

Michael W. Brennan
President and Chief Executive Officer

Michael J. Havala
Chief Financial Officer

Johannson L. Yap
Chief Investment Officer

David P. Draft
Executive Vice President, Operations

Gerald A. Pientka
Executive Vice President, Development

David G. Harker
Executive Director, Investments

Patrick R. Hunt
Executive Director, Joint Ventures

Christopher M. Schneider
Chief Information Officer

Scott A. Musil
Chief Accounting Officer, Treasurer and Assistant Secretary

Sean P. O'Neill
Senior Vice President, Investor Relations and Corporate Communications

Brigitte Janos Brozenec
Chief Marketing Officer

Susan L. Pils
Vice President, Organizational Development

John H. Clayton
Vice President — Corporate Legal, Secretary

DIRECTORS

Jay H. Shidler‡
Chairman
First Industrial Realty Trust, Inc.
Managing Partner
The Shidler Group
Chairman
Corporate Office Properties Trust

Michael W. Brennan‡
President and Chief Executive Officer
First Industrial Realty Trust, Inc.
Director
Strategic Hotels & Resorts, Inc.

Michael G. Damone‡
Director of Strategic Planning
First Industrial Realty Trust, Inc.

Kevin W. Lynch*§
Principal
The Townsend Group
Director
Lexington Corporate Properties

Robert D. Newman
Principal and Member of Executive Committee
William Blair & Company, LLC

John Rau*
President, Chief Executive Officer and Director
Miami Corporation
Director
LaSalle Bank, N.A.
Nicor Inc.
Wm. Wrigley Jr. Company

Robert J. Slater†§
President
Jackson Consulting, Inc.

W. Ed Tyler†‡
Chief Executive Officer
Ideapoint Ventures
Former Chief Executive Officer and Director
Moore Corporation Limited

J. Steven Wilson*§‡
Chairman, President and Chief Executive Officer
Riverside Group, Inc.
President
Advanced Building Products & Services, LLC

§ Nominating/Corporate Governance Committee
† Compensation Committee
* Audit Committee
‡ Investment Committee

CORPORATE AND STOCKHOLDER INFORMATION

Executive Office
Corporate Office
First Industrial Realty Trust, Inc.
311 South Wacker Drive, Suite 4000
Chicago, IL 60606
Phone: 312.344.4300
Fax: 312.922.6320
www.firstindustrial.com
info@firstindustrial.com

Stock Exchange Listing
New York Stock Exchange
Symbol: FR

Registrar and Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
800.446.2617

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Chicago, Illinois

General Counsel
Cahill Gordon & Reindel LLP
New York, New York

Barack Ferrazzano Kirschbaum
Perlman & Nagelberg LLP
Chicago, Illinois

10-K Report
A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available on the Company's Web site and may also be obtained by contacting the Senior Vice President of Investor Relations and Corporate Communications, First Industrial Realty Trust, Inc. Included in such report were the certifications required by Section 302 of the Sarbanes-Oxley Act.

NYSE Annual CEO Certification
In May 2006, the Company submitted to the NYSE its Annual CEO Certification.

Annual Meeting
The Annual Meeting of Stockholders of First Industrial Realty Trust, Inc., will be held on Wednesday, May 16, 2007, at 9:00 A.M. CDT at The Chicago Club, Robert Todd Lincoln Room — 2nd Floor, 81 East Van Buren, Chicago, Illinois.

To contact First Industrial's Audit Committee:
Chairman of the Audit Committee
c/o First Industrial Realty Trust, Inc.
311 South Wacker Drive, Suite 4000
Chicago, IL 60606

To contact First Industrial's Nominating/Corporate Governance Committee:
Chairman of the Nominating/Corporate
Governance Committee
c/o First Industrial Realty Trust, Inc.
311 South Wacker Drive, Suite 4000
Chicago, IL 60606





LETTER TO STOCKHOLDERS

FROM THE PRESIDENT AND CEO

NOTICE OF 2007 ANNUAL MEETING OF STOCKHOLDERS

PROXY STATEMENT

2006 ANNUAL REPORT

END